As filed with the Securities and Exchange Commission on November 12, 2002

                                                      Registration No. 333-99647
================================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                          PRE-EFFECTIVE AMENDMENT NO. 2
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                             SOMERSET HILLS BANCORP
                 (Name of small business issuer in its charter)

      NEW JERSEY                       6712                      22-3768777
(State or Jurisdiction   (Primary Standard Industrial Code)     (IRS Employer
   of Organization)                                          Identification No.)

                             ----------------------

                              155 MORRISTOWN ROAD
                        BERNARDSVILLE, NEW JERSEY 07924
                                 (908) 221-0100
         (Address and telephone number of principal executive offices)

                             ----------------------
          STEWART E. MCCLURE, JR., PRESIDENT, CHIEF EXECUTIVE OFFICER,
                            CHIEF OPERATING OFFICER
                              155 MORRISTOWN ROAD
                        BERNARDSVILLE, NEW JERSEY 07924
                                 (908) 221-0100
           (Name, address and telephone number of agent for service)
                             ----------------------

                                   Copies to:
           ROBERT A. SCHWARTZ, ESQ.           ANTHONY GAETA, JR., ESQ.
    WINDELS MARX LANE & MITTENDORF, LLP       GAETA & ASSOCIATES, P.A.
           120 ALBANY STREET PLAZA        808 SALEM WOODS DRIVE, SUITE 201
           NEW BRUNSWICK, NJ 08901         RALEIGH, NORTH CAROLINA  27615
               (732) 846-7600                       (919) 845-2558

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER __, 2002


PROSPECTUS

                                 800,000 UNITS

            (CONSISTING OF ONE SHARE OF COMMON STOCK AND ONE WARRANT)

                          OFFERING PRICE $___ PER UNIT

                                [Somerset Logo]

     Somerset Hills Bancorp is the parent company for Somerset Hills Bank, Bernardsville, New Jersey, a state-chartered commercial bank that opened for business in December, 1998.


     We are offering for sale 800,000 units in an underwritten public offering. Each unit consists of one share of our common stock and one warrant to purchase one share of our common stock at a price per share of $___ at any time until ____, 2006. We anticipate the offering price range to be between $8.50 and $10.50 per unit.


     There is currently no public market for either the units or the warrants. Our common stock is currently traded on the OTC Bulletin Board under the symbol "SOMH" and, upon completion of the offering, we expect it will be traded on the Nasdaq SmallCap Market under the symbol "SOMH". We expect the units and the warrants to be approved for listing on the Nasdaq SmallCap Market under the symbols "SOMHU" and "SOMHW", respectively. Our securities have not yet been approved for listing on the Nasdaq SmallCap Market, and we cannot assure you that they will be approved for listing. When listed, the units will trade on the Nasdaq SmallCap Market for up to 45 days after the closing of the offering. After this period, the common stock and the warrants represented by each unit will trade separately.

     INVESTING IN THE UNITS INVOLVES RISKS. WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" BEGINNING ON PAGE 10 BEFORE MAKING YOUR INVESTMENT DECISION.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                               PER UNIT      TOTAL
                                             -----------     -----
Public Offering Price ...................... $               $
Underwriting commission to be paid by us ...
Net proceeds before expenses to Somerset
  Hills Bancorp ............................

     This is a firm commitment underwriting. We will pay underwriting commissions for the sale of the units to the public. The underwriting commission assumes all units are sold to the public, as we will pay a reduced commission on units sold to our officers and directors. The underwriter has been granted a 30-day option to purchase up to an additional 120,000 units to cover over-allotments, if any. See "Underwriting"

                             [Ryan Beck & Co. Logo]

                               _____________, 2002

                              SOMERSET HILLS BANK
           ----------------------------------------------------------


                                HEADQUARTERS
                                ------------------------------------------------
                                  155 Morristown Road, Bernardsville


                                BANK BRANCHES
                                ------------------------------------------------
                                  151 South Street, Morristown
                                  98 East Main Street, Mendham


                                SULLIVAN FINANCIAL SERVICES, INC.
                                LOAN OFFICES
                                ------------------------------------------------
                                  100 Executive Drive, Suite 140, West Orange
                                  10 Columbia Avenue, Kearny
                                  54 Woodport Road, Sparta




                                   [GRAPHIC]






                                OFFICE LOCATIONS



                               SOMERSET HILLS BANK
                                   Main Office
                               155 Morristown Road
                             Bernardsville, NJ 07924


SOMERSET HILLS BANK                                 SOMERSET HILLS BANK
  Mendham Branch                                     Morristown Branch
98 East Main Street                                  151 South Street
  Mendham, NJ 07945                                Morristown, NJ 07960


SULLIVAN FINANCIAL SERVICES, INC.              SULLIVAN FINANCIAL SERVICES, INC.
        Main Office                                      Loan Office
100 Executive Drive, Suite 140                        10 Columbia Avenue
West Orange, NJ 07052                                  Kearny, NJ 07032


SULLIVAN FINANCIAL SERVICES, INC.
       Loan Office
    54 Woodport Road
     Sparta, NJ 07871

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. The market and industry data we use in this prospectus are based on independent industry publications and other publicly available information.

                             SOMERSET HILLS BANCORP

WHO WE ARE

     Somerset Hills Bancorp is a bank holding company formed in January 2001 to own all of the common stock of Somerset Hills Bank (formerly known as The Bank of the Somerset Hills), a New Jersey chartered commercial bank that opened for business in Bernardsville, Somerset County, New Jersey in December 1998. The only activity of Somerset Hills Bancorp is currently ownership of Somerset Hills Bank. The bank operates a licensed mortgage company subsidiary, Sullivan Financial Services, Inc. At June 30, 2002, we had total assets of $119.2 million, total deposits of $103.6 million and stockholders' equity of $12.6 million.

     The bank's lending activities are oriented to the small-to-medium sized business, high net worth individuals, professional practices and consumer and retail customers living and working in the bank's market area of Somerset and Morris Counties, New Jersey. The bank offers the commercial, consumer, and mortgage-lending products typically offered by community banks and, through its mortgage company subsidiary, a wide variety of residential mortgage products. The deposit services offered by the bank include small business and personal checking and savings accounts and certificates of deposit.

     The bank has focused on generating non-interest income. In 2000, we acquired a licensed mortgage company, Sullivan Financial Services, Inc., which makes loans primarily in New Jersey. The mortgage company originates, for resale in the secondary market, conventional and non-conventional 1-4 family residential mortgages, Veterans Administration guaranteed mortgages, Department of Housing and Urban Development guaranteed mortgages and non-conventional programs, such as jumbo mortgages and a wide variety of adjustable rate products. In addition, the bank has established a private banking and wealth management division, Somerset Hills Wealth Management Services, LLC, under which it offers insurance services, securities brokerage and investment advisory services through a joint venture with MassMutual, its affiliated securities brokerage and its local affiliated agents. The bank's fee-producing businesses, particularly the activities of the mortgage company, have contributed significantly to the bank's revenues over the past two years.

     In March 2001, Stewart E. McClure, Jr. became our President, Chief Executive Officer and Chief Operating Officer. Mr. McClure has over 31 years of banking experience within the State of New Jersey, most recently as Senior Executive Vice President and the head of private banking for Summit Bank. Since arriving, Mr. McClure has sharpened the bank's focus and strategy to emphasize commercial lending, private banking and overall relationship banking while exiting or de-emphasizing other activities. From March 31, 2001 through June 30, 2002, the bank's commercial loan portfolio has grown from $28.0 million to $54.4 million, and now accounts for 66.5% of the total loan portfolio. In addition, the bank has ceased participating in indirect automobile lending. The bank did not believe this product produced cross-marketing opportunities or long-term banking relationships. Further, the bank has de-emphasized its dependence on certificate of deposit accounts, which have declined from 49.9% of the total deposit portfolio at March 31, 2001 to 33.2% of the total deposit portfolio at June 30, 2002, while emphasizing our Paramount Checking Account, an interest bearing account which serves as the platform for private banking relationships.

     Since the bank opened in December 1998, we have accomplished the following:

     o Reported two consecutive quarters of profitability in the first two quarters of 2002;

     o Opened a full service banking office in Mendham, New Jersey in 2000 and a full service banking office in Morristown, New Jersey in 2002;

     o Acquired Sullivan Financial Services, Inc., which provides mortgage brokerage services and provides us with significant non-interest income;

     o Created a private banking and wealth management division, Somerset Hills Wealth Management Services, LLC;

     o Developed a local identity in the communities we serve by sponsoring a wide variety of civic and charitable events; and

     o Established a presence in the communities we serve in Somerset and Morris Counties, New Jersey, one of the wealthiest areas in the United States.

     The bank is a member of the Federal Home Loan Bank of New York and its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. The address of our principal executive office is 155 Morristown Road, Bernardsville, New Jersey 07924 and our telephone number is (908) 221-0100.

OUR MARKET AREA

     We consider the bank's primary market area to be Morris and Somerset Counties, New Jersey, and to a lesser extent, adjoining counties. The bank serves our market area through our main office in Bernardsville, New Jersey, and our full service branch location in Mendham, New Jersey. Further, with the addition of our Morristown branch which opened on October 12, 2002, we will increase our presence in Morris County. According to U.S. Census Bureau statistics from the 2000 Census, Somerset and Morris Counties are the two top counties in per capita income in the State of New Jersey, and rank second and third in per capita income among all counties in the United States with a population of at least 100,000 people. The bank's customers may access various banking services through internet and telephone banking, ATMs owned by the bank and ATMs owned by others, and through debit cards. For certain of our deposit accounts, we reimburse our customers for foreign ATM fees.

     Our market area includes Bernardsville and portions of the surrounding communities of Basking Ridge, Bedminster, Bernards Township, Chester, Far Hills, Harding, Long Hill, Mendham Boro, Mendham Township and Morristown. These communities include some of the most affluent areas in the United States.

BUSINESS STRATEGY

     The bank was established on our belief that a need existed in our marketplace for a locally-based provider of financial services focused on serving the financial needs of individuals, including high net worth individuals, and small to medium-sized businesses and professional practices, and the belief that our affluent marketplace would welcome an institution that strives to provide timely and personalized services and direct access to decision makers. We believe that this opportunity arose as a result of bank consolidation in our marketplace, as well as economic growth, which created a growing number of consumers and businesses in need of high quality banking and other financial services delivered with personalized attention. As our strategy has succeeded, we determined that we would need additional capital in order to continue to support growth in our existing office locations (including our recently opened Morristown office), permit us to gain regulatory approval for additional new locations and support their growth, and provide us flexibility to take advantage of opportunities which may arise to acquire additional operating branches from other financial institutions, whole financial institutions or fee income generating non-banking financial services businesses. Although we have no agreements or understandings to acquire or open any new locations, institutions or lines of business (other than the trust services discussed below), we prefer to take an active approach to capital management to ensure that we have the capital needed to carry out our strategy. In light of this belief, we have elected to undertake this offering now, while our capital levels still exceed the ratios required to be deemed "well capitalized" by our regulators.

     The deposit services offered by the bank include small business and personal checking and savings accounts and certificates of deposit. Our signature deposit account is our Paramount Checking Account, an interest paying account offering features such as free checks, telephone banking and bill payment, free safe deposit box and a refund of foreign ATM fees. This account has been successful in drawing our targeted consumer customers, increasing from 111 accounts with an aggregate balance of $8.7 million at December 31, 2000 to 668 accounts with an aggregate balance of $43.3 million at June 30, 2002. At June 30, 2002, our Paramount Checking Accounts had a balance, on average, of approximately $65,000 per account. This account serves as the platform for a private banking relationship.

     The bank offers the commercial, consumer, and mortgage-lending products typically offered by community banks. We believe that we have distinguished ourselves from our competitors through prompt service and customized lending products. In addition to these traditional products, the bank offers a wide variety of mortgage products through its subsidiary, Sullivan Financial Services, Inc. The bank's lending activities are oriented to the small-to-medium sized businesses, high net worth individuals and professional practices located in our market area, as well as to consumer and retail customers living and working in the bank's market area. We concentrate on customer relationships in building our deposit base and compete aggressively in the area of transaction accounts.

     The bank has focused on developing non-interest income. In 2000, the bank acquired a licensed mortgage company, Sullivan Financial Services, Inc., which now operates as a wholly owned subsidiary of the bank. The mortgage company originates loans for resale on the secondary market. Its product offerings include conventional 1-4 family residential mortgages, Veterans Administration guaranteed mortgages, Department of Housing and Urban Development guaranteed mortgages and non-conventional programs, such as jumbo mortgages and a variety of adjustable rate products. The mortgage company does not engage in sub-prime or high loan-to-value lending. For the year ended December 31, 2001, the mortgage company originated $223.0 million and sold, on a servicing released basis, approximately $209.3 million in residential mortgage loans, producing gains of approximately $2.6 million. For the six months ended June 30, 2002, the mortgage company originated $126.5 million and sold to the secondary market $136.4 million in residential mortgages producing gains of approximately $1.5 million. Approximately 50% of the mortgage company's residential mortgages originated for the six months ended June 30, 2002 were refinancings of existing mortgages, and 50% were to fund home purchases.

     In addition, the bank has established a private banking and wealth management division pursuant to which it offers insurance services, securities brokerage and investment advisory services through a joint venture with MassMutual, its affiliated brokerage and its locally affiliated agents, and the bank expects to offer trust services in early 2003. The bank's fee-producing businesses, particularly the activities of the mortgage company, have contributed significantly to the bank's revenues over the past two years.

     We are highly involved in the communities we serve through our participation in and sponsorship of civic and charitable activities. We believe this demonstrates our commitment to serving the communities in which we do business, enhances our image in the community, develops brand awareness, creates customer loyalty and assists in the development of our business. Our business strategy for the future is to capitalize on the opportunities in our area, which arise as a result of economic growth and consolidation, as well as through the contacts of our directors, officers and other friends of the bank.

     We believe that our approach to doing business, our focus on service and our involvement in the communities we serve, when coupled with the application of sound banking principles, will create value for our shareholders.

THE OFFERING


Securities Offered for Sale ....... Units consisting of one share of our common stock and one warrant. Initially, for up to 45 days, the common stock and the warrants must be traded together as a unit. However, after this period, the common stock and the warrants represented by each unit will trade separately. See "Market for Units, Common Stock and Warrants" below. Each warrant will entitle the holder to purchase one share of our common stock at a price per share of $___ at any time until _______, 2006, unless such warrants are subject to early cancellation. Holders of units will be holders of both the common stock and the warrants and will have the same rights, preferences and privileges as a holder of each security. The units will be represented by two separate certificates, one representing shares of common stock and one representing warrants.

Number of Units Being Offered ..... 800,000

Offering Price .................... Anticipated range between $8.50 and $10.50 per unit.

Number of Shares of Common
  Stock to be Outstanding
  after the Offering .............. A maximum of 2,452,339 shares (assuming the
                                    15% over-allotment option is not exercised and not giving effect to the exercise of the warrants and assuming the sale of 800,000 units).

Market for the Units, Common
  Stock, and Warrants ............. After completion of this offering we expect the common stock, units and warrants to be listed for trading on the Nasdaq SmallCap Market under the symbols "SOMH", "SOMHU" and "SOMHW", respectively. The units will trade on the Nasdaq Small Cap Market for up to 45 days after the closing of the offering. Our securities have not yet been listed on the Nasdaq SmallCap Market, and we cannot assure you that they will be approved for listing. After this period the common stock and the warrants represented by each unit will trade separately. The common stock is currently traded on the OTC Bulletin Board under the symbol "SOMH".

Dividend Policy ................... We have not paid cash dividends since we began business in 1998. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We did pay a 5% stock dividend in May 2002, and will review whether to pay additional stock dividends in the future.

Use of Proceeds ................... The proceeds will increase shareholders'
                                    equity and help us meet our capital
                                    requirements under FDIC regulations, and be used to support expansion of our franchise through additional investment and lending activities and for general corporate purposes, including, potentially, the opening or acquisition of branches. We do not currently have any agreements or understandings to acquire or open other branches.

Risk Factors .....................  You should read the "Risk Factors" section beginning on page 10 before deciding to
                                    invest in the offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, the audited financial statements and related notes of Somerset Hills Bancorp, appearing in the prospectus on page F-1. The selected financial data at or for the periods ended June 30, 2002 and 2001 were derived from our unaudited consolidated financial statements for the respective periods. The selected financial data for the periods ended December 31, 2001, 2000 and 1999 were derived from our audited consolidated financial statements for the respective periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" for a discussion of the restatement of our financial statements for the years ended December 31, 2000 and 2001. Effective January 1, 2001, the bank became a wholly owned subsidiary of Somerset Hills Bancorp which has no material operations other than ownership of the bank. Therefore, the financial statements of the bank prior to January 1, 2001 are the historical statements of Somerset Hills Bancorp. All per share data has been restated for the effect of the 5% stock dividend declared in April 2002 and paid in May 2002.

                              INCOME STATEMENT DATA

                             (DOLLARS IN THOUSANDS)

                             SIX MONTHS ENDED
                                 JUNE 30,
                                (UNAUDITED)     FOR THE YEARS ENDED DECEMBER 31,
                             -----------------  --------------------------------
                               2002      2001      2001       2000       1999
                             -------   -------   -------    -------    -------
Interest income ...........  $ 3,184   $ 3,112   $ 6,500    $ 4,842    $ 1,917
Interest expense ..........    1,362     1,802     3,691      2,804        869
                             -------   -------   -------    -------    -------
Net interest income .......    1,822     1,310     2,809      2,038      1,048
Provision for loan losses .      220       234       583        233        230
Net interest income after
  provision for loan losses    1,602     1,076     2,226      1,805        818
Non-interest income .......    1,605     1,130     2,754      1,407         57
Non-interest expense ......    3,009     2,605     5,473      4,299      2,342
                             -------   -------   -------    -------    -------
Income (loss) before
  income tax expense ......      198      (399)     (493)    (1,087)    (1,467)
Income tax expense ........       51        15        67         12
                             -------   -------   -------    -------    -------

Net income (loss) .........  $   147   $  (414)  $  (560)   $(1,099)   $(1,467)
                             =======   =======   =======    =======    =======


                                 PER SHARE DATA



                          At or for the
                          months ended
                            June 30,
                           (Unaudited)    At or for the years ended December 31,
                          -------------   --------------------------------------
                           2002    2001          2001     2000     1999
                          -----   -----         -----    -----    -----
Net income (loss)--basic
  and diluted ........... $ .09   $(.25)        $(.34)   $(.67)   $(.93)
Book value per share ....  7.64    7.62          7.46     7.81     8.13
Tangible book value

  per share .............  6.92    6.88          6.74     7.06     8.13


                               BALANCE SHEET DATA

                             (DOLLARS IN THOUSANDS)

                                    At June 30,
                                    (Unaudited)         At December 31,
                               -------------------   -------------------
                                 2002       2001       2000       1999
                               --------   --------   --------   --------
Total assets ...............   $119,222   $118,745   $ 82,261   $ 52,197
Mortgage loans held for sale      7,227     17,194      3,536       --
Loans, net (7) .............     80,649     67,586     55,253     32,523
Investment securities-
  available-for-sale .......     15,765     17,255      9,027      9,884
Deposits ...................    103,581    102,953     68,864     38,849
Stockholders' equity .......     12,619     12,328     12,901     12,802

                          SELECTED OPERATING RATIOS (1)

                              Six months ended
                                   June 30,
                                 (Unaudited)    For the years ended December 31,
                             -----------------  -------------------------------
                              2002       2001      2001       2000       1999
                             ------    -------   -------    -------    -------
Return on average assets ...   0.26%    (0.92)%   (0.55)%    (1.55)%    (4.18)%
Return on average
  stockholders' equity .....   2.38     (6.49)    (4.43)     (8.44)    (10.82)
Net interest spread (2) ....   3.06      2.21      2.25       2.11       1.48
Net interest margin (3) ....   3.49      3.14      2.98       3.16       3.38
Non-interest income as a
  percentage of total
  revenue (4) ..............  46.83     46.31     49.51      40.84       5.13
Non-interest income as a
  percentage of average
  assets ...................   2.82      2.50      2.71       1.98       0.16
Non-interest expense to
  average assets ...........   5.29      5.77      5.39       6.05       6.67
Efficiency ratio (5) .......  87.80    106.76     98.38     124.79     211.99


                              ASSET QUALITY RATIOS


                                    At or for the
                                      six months     At or for the Years Ended
                                    ended June 30,         December 31,
                                    -------------    -------------------------
                                    2002     2001      2001    2000    1999
                                    ----    -----      ----    ----    ----
Nonperforming loans to
  period-end loans (7) .........    0.18%    0.04%      .01%    .01%   0.27%
Allowance for loan losses
  to period-end loans (7) ......    1.31     1.29      1.29     .73     .65
Allowance for loan losses
  to nonperforming loans (8) ...     710    2,277        NM      NM     236
Nonperforming assets to
  total assets (6) .............    0.13     0.03      0.01    0.01    0.17
Net loan charge-offs to
  average total loans (7) ......    0.01     0.09      0.18    0.09    0.13


                      SELECTED CONSOLIDATED CAPITAL RATIOS
                                 At or for the
                                  six months      At or for the years Ended
                                ended June 30,          December 31,
                                --------------    -------------------------
                                 2002     2001      2001     2000     1999
                                -----    -----     -----    -----    -----
Total risk-based capital .      12.22%   15.97%    13.80%   18.88%   33.75%
Total tier 1 risk-based
  capital ................      11.16    15.17     12.79    18.24    33.20
Leverage ratio ...........       9.95    12.22      9.72    14.31    36.59
Equity to assets ratio (9)      10.58    12.68     10.38    15.68    24.53


(1) With the exception of end of period ratios, all ratios are based on average balances during the indicated periods and are annualized where appropriate.

(2) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(3) The net interest margin is calculated by dividing net interest income by average interest earning assets.

(4)  Total revenue consists of net interest income and non-interest income.

(5) Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.

(6) Nonperforming assets consist of non-accrual loans, restructured loans and foreclosed assets, where applicable.

(7)  Excludes loans held for sale.

(8) Due to the small amount of non-performing loans, the ratio is not meaningful. See "Management's Discussion and Analysis-Non-Performing Assets".

(9) Equity to assets ratio is period-end total equity to period-end total assets.

                               RECENT DEVELOPMENTS

Below is a summary of our financial results for the period ended September 30, 2002.

                                    SOMERSET HILLS BANCORP
                                        BALANCE SHEETS
                             (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                          SEPTEMBER    DECEMBER     SEPTEMBER
                                                           30, 2002    31, 2001      30, 2001
                                                          ---------   ---------     ---------
                                                         (UNAUDITED)  (AUDITED)     (AUDITED)
                                                          ---------   ---------     ---------
ASSETS

Cash and due from banks ...............................   $   3,473   $   7,129     $   2,485
Federal funds sold ....................................        --         3,900        15,975
                                                          ---------   ---------     ---------

  Total cash and cash equivalents .....................       3,473      11,029        18,460

Loans held for sale ...................................      15,665      17,194         9,293
Investment securities available- for- sale ............      19,408      17,255        10,898
Other short-term investments...........................        --         5,000         5,000

Loans receivable ......................................      86,589      68,576        65,279
      Less allowance for loan losses ..................      (1,134)       (882)         (673)
      Deferred fees ...................................         (92)       (108)          (94)
                                                          ---------   ---------     ---------

Net loans receivable ..................................      85,363      67,586        64,512

Premises and equipment, net ...........................       3,965       3,889         3,941
Goodwill, net .........................................       1,191       1,191         1,207
Accrued interest receivable ...........................         479         499           461
Other assets ..........................................         328         102            82
                                                          ---------   ---------     ---------

    Total assets ......................................   $ 129,872   $ 118,745     $ 113,854
                                                          =========   =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits
  Non-interest bearing deposits-demand ................   $  11,901   $  13,272     $  10,257
  Interest bearing deposits-NOW,
    money market and savings ..........................      57,001      53,898        44,770
  Certificates of deposit, under $100,000 .............      27,488      26,911        32,497
  Certificates of deposit, $100,000 and over ..........      10,996       8,872        11,147
                                                          ---------   ---------     ---------

    TOTAL DEPOSITS ....................................     107,386     102,953        98,671
                                                          ---------   ---------     ---------

Federal Home Loan Bank advances .......................       2,500       2,500         2,000
Federal funds purchased and other short term borrowings       6,600        --               2
Accrued interest payable ..............................          60          82            94
Other liabilities .....................................         705         882           552
                                                          ---------   ---------     ---------

    TOTAL LIABILITIES .................................     117,251     106,417       101,319
                                                          ---------   ---------     ---------

STOCKHOLDERS' EQUITY
  Preferred stock--1,000,000 shares authorized,
    none issued .......................................        --          --            --
  *Common stock- authorized, 5,000,000 shares
    of no par value; issued and outstanding,
    1,652,339 in 2002 and 2001 ........................      15,866      15,866        15,866
  Accumulated deficit .................................      (3,387)     (3,538)       (3,472)
  Accumulated other comprehensive income ..............         142        --             141
                                                          ---------   ---------     ---------

TOTAL STOCKHOLDERS` EQUITY ............................      12,621      12,328        12,535
                                                          ---------   ---------     ---------

TOTAL LIABILITIES AND
STOCKHOLDERS` EQUITY ..................................   $ 129,872   $ 118,745     $ 113,854
                                                          =========   =========     =========

*Restated to reflect 5% stock dividend

                             SOMERSET HILLS BANCORP
                            STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                               THREE MONTHS ENDED   THREE MONTHS ENDED   NINE MONTHS ENDED   NINE MONTHS ENDED
                                                 SEPT. 30, 2002       SEPT. 30, 2001      SEPT. 30, 2002      SEPT. 30, 2001
                                                   (UNAUDITED)          (UNAUDITED)         (UNAUDITED)         (UNAUDITED)
                                               ------------------   ------------------   -----------------   -----------------
INTEREST INCOME:
  Loans, including fees ......................       $ 1,482              $ 1,464             $ 4,231             $ 4,115
  Federal funds sold .........................            18                  137                  62                 322
  Investment securities ......................           186                  151                 568                 420
  Cash and due from banks ....................             5                    3                  15                   9
                                                     -------              -------             -------             -------
      Total interest income ..................         1,691                1,755               4,876               4,866

INTEREST EXPENSE:
  Deposits ...................................           647                1,015               1,949               2,810
  Federal funds purchased ....................             2                 --                     3                   7
  Borrowings .................................            27                   19                  86                  19
                                                     -------              -------             -------             -------
      Total interest expense .................           676                1,034               2,038               2,836

      Net Interest Income ....................         1,015                  721               2,838               2,030

Provision for loan losses ....................            75                  112                 295                 346
                                                     -------              -------             -------             -------

      Net interest income after
        provision for loan
        losses ...............................           940                  609               2,543               1,684
                                                     -------              -------             -------             -------

NON-INTEREST INCOME:
  Service fees on deposit accounts ...........            31                   24                  77                  67
  Gains on sales of mortgage loans, net ......           620                  739               2,130               1,817
  Other income ...............................            15                    1                  53                  10
  Gain on sales of investment securities .....           --                    63                  10                  63
                                                     -------              -------             -------             -------
      Total non-interest income ..............           666                  827               2,270               1,957
                                                     -------              -------             -------             -------

NON-INTEREST EXPENSES:
  Salaries and employee benefits .............           850                  880               2,539               2,349
  Occupancy expense ..........................           268                  216                 758                 643
  Other operating expense ....................           470                  399               1,299               1,107
                                                     -------              -------             -------             -------
      Total non-interest expense .............         1,588                1,495               4,596               4,099
                                                     -------              -------             -------             -------

      Income (loss) before provision for taxes            18                  (59)                217                (458)

PROVISION FOR INCOME TAXES ...................            14                   21                  66                  36
                                                     -------              -------             -------             -------
        NET INCOME (LOSS) ....................       $     4              $   (80)            $   151             $  (494)
                                                     =======              =======             =======             =======

Per share data
     Net income (loss) basic and diluted .....       $  --                $ (0.05)            $  0.09             $ (0.30)
                                                     =======              =======             =======             =======

Our net income for the third quarter of 2002 was $4.0 thousand compared to a loss of $80 thousand for the third quarter of 2001. For the nine months ended September 30, 2002, we earned $151 thousand or $0.09 per share as compared to a loss of $494 thousand or ($0.30) per share for the nine months ended September 30, 2001. The principal reason for the increase in net income over the three month periods was a dramatic reduction of interest expense, partially offset by decreases in interest income and non-interest income, as well as increases in non-interest expense. For the nine month periods, the increase in net income reflects a substantial decrease in interest expense combined with an increase in interest income and non-interest income, partially offset by an increase in non-interest expense.

Revenue growth continued as net interest income for the third quarter increased by 40.8% over the third quarter of 2001 and totaled $1.0 million for the current quarter. Net interest income increased by $56 thousand from the quarter ended June 30, 2002. For the nine months ended September 30, 2002, net interest income increased 39.8%, or $808 thousand, as compared to the nine months ended September 30, 2001. Growth in the net interest income was a result of declining interest expense achieved through the change in the deposit mix coupled with four interest rate reductions by the Federal Reserve Bank. We continued to increase our core deposits while reducing our dependence on higher cost certificates of deposit. Our interest expense declined by $358 thousand and $798 thousand in the three and nine month periods, respectively, while our total interest income declined by $64 thousand in the three month period and increased by $10 thousand in the nine month period. Interest on loans increased by $18 thousand and $116 thousand in the three and nine month periods. These increases were offset by substantial reductions in interest income on Federal funds sold, as the Federal Reserve rate cuts continued to reduce the rates paid for Federal funds. We also had a substantial reduction in the balance of federal funds sold from $16.0 million at September 30, 2001 to no Federal funds sold at September 30, 2002. In addition, other short-term investments declined by $5.0 million from September 30, 2001 to September 30, 2002. For the three and nine months ended September 30, 2002 our net interest margin was 3.54% and 3.53% respectively, compared to 2.80% and 3.02% for the prior year periods.

Non-interest income decreased by 19% or $161 thousand in the third quarter of 2002 to $666 thousand and increased by 16.1 % or $313 thousand to $2.3 million for the nine months ended September 30, 2002 compared to the prior year periods. Non-interest income also declined by $262 thousand for the three months ended September 30, 2002 from the quarter ended June 30, 2002. The decrease in the quarter is attributable to reductions in gains on the sale of mortgage loans. Although loans held for sale are subject to commitments from third party purchasers, we do not recognize income until the third party sale is consummated. During the third quarter of 2002, the time between loan closings and sales to third party investors lengthened, reflecting the overall increase in activity in the secondary loan market. Loans sold in the third quarter were mostly originated in the second quarter of 2002. In the second quarter of 2002, we originated $67.3 million in mortgage loans. Mortgage volume stayed strong in the third quarter, as we originated $76.0 million in mortgage loans and had applications for $131.0 million in loans, compared with originations of $53.5 million and applications for $66.3 million in loans in the third quarter of 2001. Gains on the sale of loans originated in the third quarter of 2002 will be recognized as the sales to third party investors are closed. For the nine-month period, the increase in non-interest income reflects a substantial increase in the gain on sales of mortgage loans, as we benefited from continued refinancing activity.

Our non-interest expense increased by $93 thousand and $497 thousand for the three and nine month periods ended September 30, 2002, respectively, compared to the prior year period. During the third quarter of 2002, we began incurring expenses related to our Morristown, New Jersey branch even though the branch did not open until October 12, 2002. As of October 18, 2002, we had opened $1.7 million in new deposits from this branch. In addition, we began to incur personnel expense in connection with implementation of trust services, expected to begin in early 2003. These expenses, including compensation, leasehold improvement costs, furniture, fixtures and equipment expense and other miscellaneous costs, totaled approximately $50 thousand in the third quarter.

During the third quarter, Somerset Hills Bancorp experienced 8.9% growth in total assets, ending the third quarter with total assets of $129.9 million. Asset growth during the quarter was fueled by a 116.8% or $8.4 million increase in loans held for sale to $15.7 million. Loans, net of allowance for loan losses, increased by $4.7 million or 5.85% compared to June 30, 2002. Investments increased by $3.6 million or 23% to $19.4 million compared to June 30, 2002. Deposits grew 3.7% or a $3.8 million increase to $107.4 million compared to June 30, 2002. For the nine months ended September 30, 2002, net loans grew 26.3% to $85.3 million compared to December 31, 2001. Deposits grew 4.3% to $107.4 million and total assets grew 9.4% to $129.9 million for the same period.

At September 30, 2002, our allowance for loan losses equaled $1.1 million or 1.31% of loans, as compared to 1.29% of loans at December 31, 2001. At September 30, 2002, the allowance for loan losses equalled 713.2% of our non-performing loans. At September 30, 2002, non-performing loans totaled $158.7 thousand or 0.2% of total loans.

                                  RISK FACTORS

     You should consider the following risk factors in addition to the other information in this prospectus before investing in the units. In addition, you should be aware that certain statements in this prospectus are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "believes," "expects," is or are "expected" and "anticipated." These forward-looking statements are based on our current expectations.

     The risk factors set forth below are cautionary statements identifying important factors that could negatively effect our results or the value of your investment in our units or cause actual results to differ materially from those in forward-looking statements.

RISKS RELATED TO SOMERSET HILLS BANCORP:

WE HAVE A LIMITED HISTORY OF PROFITABLE OPERATIONS AND THEREFORE CANNOT ASSURE YOU WE WILL CONTINUE TO BE PROFITABLE.

     The first quarter of 2002 was our first profitable period since we commenced business as The Bank of the Somerset Hills in December 1998. Although the company reported a net income of $147,000 for the six months ended June 30, 2002, the bank, on a stand-alone basis, incurred a net loss of $364,000 for that period. We expect to incur additional non-interest expenses during the second half of 2002 and in the beginning of 2003 in connection with our Morristown, New Jersey branch and with the expansion of our wealth management services and the creation of a trust department. Prior to the first quarter of 2002, we have no history of profitable operations and cannot say for certain that we will continue to be profitable in the future. At June 30, 2002, our accumulated deficit was $3.4 million.

BECAUSE OUR FUTURE SUCCESS MAY BE DEPENDENT UPON OUR CHIEF EXECUTIVE OFFICER, WE MAY BE ADVERSELY AFFECTED IF HE CEASES TO SERVE AS OUR C.E.O.

     Our future success in implementing our current business strategy is dependent on the continued services of Stewart E. McClure, Jr., our President, Chief Executive Officer and Chief Operating Officer. If Mr. McClure were to become unavailable for any reason, our operations would likely suffer. Although we have an employment agreement with Mr. McClure, no assurances can be given that we will continue to benefit from Mr. McClure's ongoing involvement in our operations. In addition, we do not presently maintain "key person" life insurance on Mr. McClure. See "Management"

BECAUSE OUR REVENUE AND INCOME HAVE RECENTLY BEEN HEAVILY DEPENDENT UPON THE SUCCESS OF OUR MORTGAGE BANKING ACTIVITIES, A DOWNTURN IN THE SECONDARY MORTGAGE MARKET OR A DECREASE IN MORTGAGE ORIGINATIONS WOULD ADVERSELY AFFECT OUR RESULTS.

     A significant percentage of our revenue, and all of our profit for the first six months of 2002, is derived from non-interest income generating activities, primarily the origination and sale of mortgages through our subsidiary, Sullivan Financial Services, Inc. The business of originating mortgage loans is heavily dependent on general economic conditions, in the local area as well as nationwide, and upon various other factors including the level of and changes in interest rates, the housing market and unemployment. The origination of residential mortgage loans, both for purchase of new properties and refinancing of existing loans, is particularly sensitive to movements in and the level of interest rates. Rising interest rates generally reduce the demand for mortgage loans and we would expect to originate and sell fewer loans in a rising interest rate environment. A significant decrease in the number of mortgages originated by the mortgage company or a downturn in the secondary market for mortgages would have a material adverse effect on our results. See "Somerset Hills Bancorp--Business of the Company"

BECAUSE OUR COMMERCIAL LOAN PORTFOLIO IS UNSEASONED, IT IS DIFFICULT TO ASSESS THE FUTURE PERFORMANCE OF OUR LOAN PORTFOLIO.

     A majority of our commercial loans have been originated in the past 18 months. Although we believe we have conservative underwriting standards, it is difficult to assess the future performance of our loan portfolio due to the recent origination of most of these loans. We had, as of June 30, 2002, $151,000 in non-performing loans. We can give you no assurance that our non-performing loans will not increase or that our non-performing or delinquent loans will not adversely affect our future performance. See "Somerset Hills Bancorp--Lending Activities"

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK, AND THIS MAY LIMIT RESALE OF THE COMMON STOCK. THERE IS NO PRIOR TRADING MARKET FOR THE UNITS AND THE WARRANTS.

     Our common stock has been listed on the OTC Bulletin Board under the symbol "SOMH". Upon completion of this offering, we expect that the common stock, warrants and the units will be listed for trading on the Nasdaq SmallCap Market under the symbols "SOMH", and "SOMHW", and "SOMHU". At this time, the company's securities have not been approved for listing on the Nasdaq SmallCap Market and we cannot assure you that they will be approved for listing. There is no assurance that you will be able to resell your units of common stock and warrants (or after separation, shares of common stock and warrants) for an aggregate amount per share that is equal to or more than the price in the offering should you need to liquidate your investment. Before purchasing, you should consider the limited trading market for the shares and be financially prepared and able to hold your shares for an indefinite period. See "Market for the Units, Common Stock, and Warrants"

OUR CONTINUED GROWTH MAY NEGATIVELY AFFECT PROFITABILITY.

     Our asset size has grown each year we have been in existence. For instance, from December 31, 2000 to December 31, 2001, our asset size increased 44.4%. Our business plan calls for our continued expansion, which is exemplified by the recent opening of our third full-service banking office, in Morristown, New Jersey. This expansion may detrimentally impact our future profitability in several ways, including through potential loan losses and the need for future provisions to the loan loss reserve, and an increase in operating and other non-interest expenses associated with growth.

     Our continued growth and success also depends on the ability of our officers and key employees to manage our growth effectively, to attract and retain skilled employees and to expand the capabilities of our management information systems. Accordingly, there can be no assurance that we will be successful in managing our expansion and the failure to do so would adversely affect our financial position.

BECAUSE THE COMPANY IS INCREASING ITS EMPHASIS ON COMMERCIAL LOANS, WE MAY NEED TO INCREASE OUR PROVISION FOR LOAN LOSSES.


     We have been increasing our emphasis on making commercial loans. From March 31, 2001 through June 30, 2002, our commercial loan portfolio has grown from $28.0 million, or 49.6% of our total loan portfolio to $54.4 million, or 66.5% of our total loan portfolio. Commercial lending is generally deemed to involve greater risk than consumer or residential lending. Although we believe that making these loans provides more opportunity for long-term growth and profitability, we may be required to provide greater provisions for loan losses as commercial loans become a bigger part of our portfolio. See "Somerset Hills Bancorp--Lending Activities"


OUR OFFICERS AND DIRECTORS OWN A SUBSTANTIAL PERCENTAGE OF OUR STOCK, AND THEREFORE MAY EXERT SUBSTANTIAL CONTROL OVER MATTERS REQUIRING SHAREHOLDER APPROVAL.

     Because our officers and directors collectively own a substantial percentage of our outstanding common stock, if they were to vote as a group, they would have the ability to approve most matters requiring shareholder approval, including the election of directors. If our officers and directors all exercised their vested stock options, they would own 54% of our outstanding common stock, without taking into account the shares sold in this offering. This potential voting majority of the officers and directors may limit the ability of other shareholders to effect a change in management of the company. See "Management--Security Ownership of Management"

DEFENSIVE MEASURES CONTAINED IN THE CERTIFICATE OF INCORPORATION LIMIT THE ABILITY OF SHAREHOLDERS TO EXERT CONTROL OVER THE BOARD OF DIRECTORS. OUR BOARD MAY CONSIDER ISSUES OTHER THAN PRICE IN EVALUATING OFFERS.

     Our certificate of incorporation contains certain provisions which have been adopted to permit the board to act in the best interests of all shareholders in the event of an unsolicited takeover bid. These provisions may also have significant effects in limiting the ability of our shareholders to effect an immediate change in the composition of the board of directors and to otherwise exercise their voting power to affect the composition of the board or to accept an offer that the shareholders may consider to be in their best interests but which the board does not accept. In general, these provisions provide (i) for a classified board of directors; (ii) that directors may not be removed by shareholders without cause; (iii) that the affirmative vote of 75% of the outstanding shares of common stock are required to approve a merger, consolidation or sale of substantially all of the company's assets, unless the proposed transaction is approved by a majority of the board of directors; and
(iv) prior notice of any shareholder nominations and proposals. In addition, our certificate of incorporation provides that when the Board of Directors evaluates a tender or exchange offer for our securities, a proposal to merge or consolidate with another entity, or a proposal to have all or substantially all of our property and assets acquired by another entity, the Board may, as permitted by New Jersey law, give due consideration to all facts that it deems relevant in evaluating what is in the best interests of the company, the bank and the shareholders. See "Anti-Takeover Provisions"


WE HAVE NOT SET FORTH SPECIFIC USES FOR THE PROCEEDS OF THIS OFFERING AND THEREFORE MAY USE 100% of THE FUNDS IN OUR DISCRETION FOR ANY CORPORATE PURPOSE.


     We intend to use the proceeds of this offering for general corporate purposes with the goal of growing the bank, either internally or through acquisition, and to increase our capital to permit us to make loans in larger amounts. Because we have not set forth specific uses for these proceeds, there is no assurance that you will agree with the uses we choose to make of these funds. See "Use of Proceeds"

BECAUSE WE HAVE NOT HISTORICALLY PAID CASH DIVIDENDS AND DO NOT EXPECT TO DO SO IN THE IMMEDIATE FORESEEABLE FUTURE, YOU SHOULD NOT EXPECT TO RECEIVE DIVIDEND INCOME FROM YOUR INVESTMENT IN THE UNITS.

     We have not historically paid cash dividends on our common stock. Although the board will review our dividend policy on an ongoing basis, we currently do not intend to pay cash dividends for the foreseeable future. The common stock should not be purchased by persons who need or desire dividend income from their investment. See "Market for the Units, Common Stock and Warrants"

BECAUSE THE BANK IS SUBJECT TO LOCAL ECONOMIC CONDITIONS, OUR PERFORMANCE MAY BE NEGATIVELY IMPACTED BY A DOWN TURN IN OUR LOCAL ECONOMY.


     Like many businesses, the bank is subject to local economic conditions. Our primary market area is Morris and Somerset Counties, New Jersey. In addition to the direct impact that fluctuations and increases in interest rates may have on our operations, the effect that the economy exerts on our depositors and borrowers also affects our operations. Negative economic conditions in our market area, which may affect both the ability of our borrowers to repay loans and the overall need for borrowing, may adversely affect our performance.


WE ARE IN COMPETITION WITH MANY OTHER BANKS, INCLUDING LARGER COMMERCIAL BANKS THAT HAVE GREATER RESOURCES THAN US.

     The banking industry within the New Jersey-New York metropolitan area is highly competitive. The bank's principal market area is served by branch offices of large commercial banks and thrift institutions. We also face competition from other companies that provide financial services, including consumer loan companies, credit unions, mortgage brokers, insurance companies, securities brokerage firms, money market mutual funds, internet banks and private lenders. In addition, in November of 1999, the Gramm-Leach-Bliley Financial Modernization Act of 1999 was passed into law. Among other things, the Act permits insurance companies and securities firms to acquire or form financial institutions, thereby further increasing the competition we face. A number of our competitors have substantially greater resources to expend on advertising and marketing than we do, and their substantially greater capitalization enables them to make much larger loans. Our success depends a great deal on our belief that large and mid-size financial institutions do not adequately serve individuals and small businesses in our principal market area and on our ability to compete favorably for such customers. In addition to competition from larger institutions, we also face competition for individuals and small businesses from recently formed banks seeking to compete as "home town" institutions. Most of these new institutions have focused their marketing efforts on the smaller end of the small business market we serve.

RISKS RELATED TO THE BANKING INDUSTRY AND AFFECTING US:



WE MAY BE SUBJECT TO HIGHER OPERATING COSTS AS A RESULT OF GOVERNMENT REGULATION WHICH WOULD NEGATIVELY AFFECT OUR RESULTS

     We are subject to extensive federal and state legislation, regulation and supervision which are intended primarily to protect depositors, customers and the Federal Deposit Insurance Corporation's Bank Insurance Fund, rather than investors. As we expand into other fee based lines of business, we may become subject to greater regulatory oversight. Legislative and regulatory changes may increase our cost of doing business or otherwise adversely affect us and create competitive advantages for non-bank competitors.



WE MAY BE ADVERSELY AFFECTED BY CHANGES IN INTEREST RATES, WHICH COULD DECREASE OUR NET INTEREST INCOME.


     We may not be able to effectively manage changes in interest rates that affect what we charge as interest on our earning assets and the expense we must pay on interest-bearing liabilities, which may significantly reduce our earnings. In addition, there are costs associated with our risk management techniques, and these costs could be material. Fluctuations in interest rates are not predictable or controllable and, therefore, there can be no assurances of our ability to continue to maintain a consistent positive spread between the interest earned on our earning assets and the interest paid on our interest-bearing liabilities. Additionally, as of June 30, 2002, our interest sensitivity gap analysis showed us to be asset sensitive. During a period of declining interest rates, this position, other factors being equal, would likely result in a decline in net interest margin.

addition, future provisions for loan losses could materially and adversely affect our results of operations. Any loan losses will reduce the loan loss reserve. A reduction in the loan loss reserve will be restored by an increase in our provision for loan losses. This will cause our earnings to be reduced and reduced earnings could have an adverse effect on our stock price.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. We based the forward-looking information on various factors and using numerous assumptions.

     Important factors that may cause actual results to differ from those contemplated by forward-looking statements include, for example:

     - the success or failure of our efforts to implement our business strategy;

     -    the effect of changing economic conditions;

     -    changes in government regulations, tax rates and similar matters;

     -    our ability to attract and retain quality employees; and

     -    other risks which may be described in our future filings with the SEC.

     We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements other than material changes to such information.


                                 USE OF PROCEEDS

     We estimate the net proceeds from the sale of the 800,000 units we are offering will be approximately $6.7 million, assuming an offering price of $9.50 per unit and after deducting estimated sales commissions and offering expenses of approximately $950,000.

     We intend to contribute $___ million to the bank as a capital contribution, and retain the remainder of the proceeds at the company.

     We intend to use proceeds contributed to the bank as follows: (i) to expand the bank's loan and investment portfolios; (ii) to provide capital to the bank to support growth and additional branch locations; (iii) to acquire other financially related businesses or banks; and (iv) for general corporate purposes.

     Proceeds held at the company will be invested in short term investments until needed for general corporate purposes.

     At the current time, we do not have any agreements nor are we engaged in any negotiations to make any acquisitions, but are constantly evaluating opportunities to do so.


                MARKET FOR THE UNITS, COMMON STOCK, AND WARRANTS

     Our common stock is currently traded on the OTC Bulletin Board under the symbol "SOMH." It began trading on this market in December 1998. Upon completion of this offering, we expect that the common stock, units and warrants will be listed on the NASDAQ SmallCap Market under the symbols "SOMH", "SOMHU" and "SOMHW". Our securities have not yet been approved for listing on the Nasdaq SmallCap Market, and we cannot assure you that they will be approved for listing. Once listed, the units will trade for up to the first forty-five (45) days after completion of the offering. After this period, the common stock and the warrants represented by each unit will trade separately. The qualification for quotation of the common stock units and warrants on the Nasdaq SmallCap Market requires that at least three securities firms make a market in the units, common stock and warrants. Ryan, Beck & Co. has advised us that it intends to make a market in the common stock, units and warrants following the completion of the offering and to encourage other securities firms to do the same, but it has no obligation to do so. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those prices, subject to securities laws and regulatory constraints. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within our control. There can be no assurances that an active and liquid market will develop for the units, the common stock or the warrants. While an active trading market for the common stock may develop, it is unlikely that there will be an active trading market for the warrants.

      The following table gives the high and low sales prices for our common stock on the OTC Bulletin Board for the current and last two fiscal years. High and low bid prices reported on the OTC Bulletin Board reflect inter-dealer quotations, without retail markup, markdown or commissions, and may not necessarily represent actual transactions. We have not paid cash dividends in the past and do not anticipate paying cash dividends in the foreseeable future. We did pay a 5% stock dividend in May 2002, and will review whether to pay additional stock dividends in the future.



                                                       Sale Price (1)
                                                      ---------------
                                                      High        Low
                                                      ----        ---
                                                            2000
                                                            ----
First Quarter ....................................   $12.86      $9.64
Second Quarter ...................................     9.26       8.10
Third Quarter ....................................     9.29       8.57
Fourth Quarter ...................................     9.35       8.63


                                                            2001
                                                            ----
First Quarter ....................................   $ 8.69      $8.33
Second Quarter ...................................     8.57       8.43
Third Quarter ....................................     8.52       8.24
Fourth Quarter ...................................     8.57       8.00

                                                            2002
                                                            ----
First Quarter ....................................   $ 8.62      $8.10
Second Quarter ...................................    12.00       8.50
Third Quarter ....................................    10.50       8.10
Fourth Quarter (Through 11/11/02) ................     8.90       7.75


(1) The prices quoted above have been adjusted to reflect the 5% stock dividend declared in April 2002 and paid in May 2002.

     As of June 30, 2002, there were approximately 225 record holders of our common stock.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of June 30, 2002, on an actual basis and on a pro forma basis as adjusted to give effect to this offering, assuming an offering price of $9.50 per unit and no exercise of the underwriter's over-allotment option. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

                                                            At June 30, 2002
                                                            ----------------
                                                           Actual   As Adjusted
                                                           ------   -----------
                                                          (dollars in thousands)
Indebtedness:
  Long-term debt (1) ..................................   $ 2,500    $ 2,500
Total indebtedness ....................................     2,500      2,500
Stockholders' Equity:
Common Stock, no par value per share, 5,000,000
  shares authorized, 1,652,339 and 2,452,339 shares
  issued and outstanding ..............................    15,866     22,566
Accumulated deficit ...................................   (3,391)    (3,391)
Accumulated other comprehensive income ................       144        144
                                                          -------    -------
Total Stockholders' Equity ............................    12,619     19,319
                                                          -------    -------
Total capitalization ..................................   $15,119    $21,819
                                                          =======    =======

-------------

(1)  Federal home loan advances maturing more than one year from June 30, 2002.

     The following table sets forth our capital ratios as of June 30, 2002, and as adjusted to give effect, after deducting offering expenses, to the sale of the units offered by this prospectus at an assumed price of $9.50 per unit, as well as the minimum required regulatory capital.


                                           JUNE 30, 2002       AS ADJUSTED      MINIMUM TO BE WELL
RISK BASED CAPITAL:                           ACTUAL       800,000 UNITS SOLD       CAPITALIZED
-------------------                        -------------   ------------------   ------------------
Total Capital (to risk-weighted assets) ...   12.22%              18.59%              10.00%
Tier 1 Capital (to risk-weighted assets) ..   11.16%              17.55%               6.00%
Tier 1 Capital (to average assets) ........    9.95%              14.98%               5.00%

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following presents management's discussion and analysis of our financial condition and results of operations and should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" beginning on page 10 and "Special Note Regarding Forward-Looking Statements" on page 14 in this prospectus. All per share data has been adjusted to give retroactive effect to the 5.0% stock dividend paid in May 2002.

                                    OVERVIEW

     In January 2001, Somerset Hills Bancorp commenced operations as the holding company for the Somerset Hills Bank (at that time known as The Bank of the Somerset Hills). The company currently has no operations and conducts no business on its own, other than owning the bank.

     The bank opened for business as a New Jersey-chartered commercial bank in December, 1998. It completed its first full fiscal year on December 31, 1999. The bank operates out of its main office at 155 Morristown Road, Bernardsville, New Jersey, a branch located at 98 East Main Street in Mendham, New Jersey, and a third office, which opened on October 12, 2002, in Morristown, New Jersey. The bank's mortgage company subsidiary operates out of its main office in West Orange, New Jersey, in addition to loan office locations in Sparta, Kearny, and at the main office of the bank in Bernardsville, New Jersey.

      The bank's lending activities are oriented to the small-to-medium sized business, high net worth individuals, professional practices and consumer and retail customers living and working in the bank's market area of Somerset and Morris Counties, New Jersey. The bank offers the commercial, consumer, and mortgage-lending products typically offered by community banks. The deposit services offered by the bank include small business and personal checking and savings accounts and certificates of deposit.

     The bank has focused on generating non-interest income. In 2000 we acquired a licensed mortgage company, Sullivan Financial Services, Inc., which makes loans primarily in New Jersey, and, to a lesser extent in New York and Florida. The mortgage company originates, for resale in the secondary market, conventional 1-4 family residential mortgages, Veterans Administration guaranteed mortgages, Department of Housing and Urban Development guaranteed mortgages, and non-conventional programs, such as jumbo mortgages and a wide variety of adjustable rate products. In addition, the bank has established a private banking and wealth management division, Somerset Hills Wealth Management Services, LLC, under which it offers insurance services, securities brokerage and investment advisory services through a joint venture with MassMutual, its affiliated brokerage and its local affiliated agents. The bank's fee-producing businesses, particularly the activities of the mortgage company, have contributed significantly to the bank's revenues over the past two years.

     When the bank commenced business in 1998, it originally focused on consumer lending, and in particular an automobile financing program under which the bank originated loans through automobile dealers. The bank has ceased this business, and is now concentrating on commercial and industrial lending, commercial mortgages and home-equity lending.

     In 2002, management determined that its methodology for recognizing gains on sales of mortgage loans was not in accordance with Statement on Financial Accounting Standards No. 140 (SFAS No. 140). Previously, gains on sale and related commissions payable were recorded at the time a loan to be sold was originated and committed to be sold rather than at the settlement date of the loan sale. Adjustments have been made in the books and records of the company, and the financial statements have been restated to reflect the accounting for such sales in accordance with SFAS No. 140. These adjustments primarily affected the time periods in which income was recognized. In addition, certain reclassification entries were made to more properly reflect certain assets and liabilities in the consolidated financial statements. The effects of this restatement and these reclassifications were to increase the reported loss per share for the year ended December 31, 2000 by $0.04 from $0.63 to $0.67 per share, to increase the reported loss per share for the year ended December 31, 2001 by

$0.07 from $0.27 to $0.34 per share, and to increase the reported earnings per share for six months ended June 30, 2002 by $0.09 from $0.00 to $0.09 per share.

                       COMPARISON OF RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

     NET INCOME (LOSS). For the six months ended June 30, 2002, we had net income of $147,000 or $0.09 per share compared to a net loss of $414,000, or $0.25 per share, for the six months ended June 30, 2001. The six month period was positively impacted by continued growth in our earning assets, and in particular the continued increase in the commercial and industrial segment of our loan portfolio. In addition, our non-interest income, consisting primarily of the gains on sales of mortgage loans, increased during the six-month period, due to continued strength in the residential mortgage market.

     NET INTEREST INCOME. Net interest income increased over the six month period. For the six months ended June 30, 2002, net interest income increased by 39.1%, or $512,000, to $1.8 million from $1.3 million in the prior year period.

     The increases in net interest income over the six month period was primarily attributable to the continued growth in interest earning assets.

     Average interest earning assets increased by $21.0 million in the first six months of 2002 as compared to the prior year period. Average loans (not including loans held for sale) increased by $15.9 million, average securities increased by $6.3 million and average due from banks increased by $969,000. These increases were offset by decreases in federal funds sold of $2.1 million.

     Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the six month period ended June 30, 2002 was 3.49%, compared to 3.14% for the six-month period ended June 30, 2001. The average yield on interest earning assets for the six-month period ended June 30, 2002 was 6.10%, compared to 7.46% for the comparable period of 2001. Our average cost of interest bearing liabilities for the six-month period ended June 30, 2002 was 3.04%, compared to 5.25% for the six month period ended June 30, 2001. The interest rate spread, which is the difference between the average yield on earning assets and the average cost of interest bearing funds, is 3.06% for the six month period ended June 30, 2002, compared to 2.21% in the prior year period.

     PROVISION FOR LOAN LOSSES. For the six months ended June 30, 2002, we recognized a provision for possible loan losses of $220,000 compared to $234,000 for the six months ended June 30, 2001. The decrease in the provision for the 2002 period compared to the 2001 period primarily reflects management's decision to maintain the allowance at levels achieved at year-end 2001, in light of management's view of current economic conditions, borrowers' financial condition and loan growth.

     NON-INTEREST INCOME. Our non-interest income consists primarily of gains on sales of mortgage loans originated by our mortgage company subsidiary. For the six month period ended June 30, 2002, our non-interest income increased by $475,000. For the six-month period ended June 30, 2002, we recognized $1.6 million in total non-interest income, an increase of 42.0% over $1.1 million in total non-interest income for the comparable period of 2001. The increase primarily reflects the continued strength of the mortgage market and success of our mortgage company in originating and selling into the secondary market mortgage loans during a period of declining interest rates.

     NON-INTEREST EXPENSE. For the first six-months of 2002, our non-interest expense increased $404,000 or 15.5% to $3.0 million compared to $2.6 million for the six months ended June 30, 2001. The increases primarily reflect increases in salaries and employee benefits of $219,000, occupancy and expense of $64,000 and other operating expenses of $121,000. The increases in non-interest expense primarily reflect our continued growth, including the addition of personnel, costs associated with the new branch and the establishment of other product lines, such as wealth management, and higher compensation and costs of our mortgage company subsidiary associated with the higher mortgage origination volume.

     We anticipate opening our third banking office in Morristown, New Jersey during the fourth quarter of 2002. As we prepare to open this office, we will incur additional salaries and employee benefits expense to hire staff for the office and occupancy expense for rent and equipment for the new location. Under our lease for this location, our rental expense is $4,361 per month.

     PROVISION FOR INCOME TAXES. Our provision for income taxes for the six month period ended June 30, 2002 was $51,000, compared to provision for income taxes of $15,000 for the six month period ended June 30, 2001.

YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

     NET LOSS. We recognized a net loss in 2001 of $560,000, or $0.34 per share compared to a net loss in 2000 of $1.1 million, or $0.67 per share. Return on average assets was (0.55)% and (1.55)% and return on average equity was (4.43)% and (8.44)% for the years ended December 31, 2001 and 2000, respectively.

     Results for the year ended December 31, 2001 were positively impacted by strong growth in average earning assets and by increases in net interest income and non-interest income. The impact of the growth in average earning assets was tempered by the sharp decline in short-term interest rates during the year, which adversely impacted our net interest margin during 2001. During 2001, the Federal Reserve reduced the federal funds target rate 11 times for a total rate reduction of 475 basis points.

     NET INTEREST INCOME. Net interest income increased $771,000 from $2.0 million in 2000 to $2.8 million in 2001. Total interest income benefited from strong growth in average earning assets that offset the lower asset yields resulting from the reductions in short-term rates during the year.


     Total average earning assets increased $29.7 million or 46.1% from an average of $64.5 million in 2000 to an average of $94.2 million in 2001. We experienced strong loan growth during 2001 with average loan balances, not including loans held for sale, increasing by $17.3 million. The increase in average volume for investment securities and interest-earning deposits was $1.4 million. The increase in total interest income of $1.7 million resulted from an increase of $2.0 million due to growth in average earning assets partially offset by a decrease of $385,000 due to a decline in yield on earning assets. Average total interest-bearing liabilities increased by $27.3 million during 2001, consisting of an increase of $26.4 million in average interest bearing deposits while average borrowings increased $864,000. The increase in interest expense of $887,000 resulted from $1.0 million of additional expense due to growth in interest-bearing liabilities and a savings of $135,000 due to reductions in funding costs.


     The net interest margin for the year ended 2001 was 2.98% compared to 3.16% for 2000. The decline in net interest margin was due primarily to asset growth which resulted in more of our interest earning assets being funded by interest bearing liabilities rather than non-interest bearing sources of funds. The ratio of interest earning assets to interest bearing liabilities declined from 123.9% in 2000 to 118.7% in 2001. The average yield on earning assets for 2001 was 6.90% or 61 basis points lower than the 7.51% for 2000. The 2001 average cost of interest-bearing liabilities was 4.65% or 75 basis points lower than the 5.40% for 2000. The interest rate spread, which is the difference between the average yield on earning assets and the cost of interest-bearing funds, increased 14 basis points from 2.12% in 2000 to 2.11% in 2001.

     Provision for Loan Losses. Our provision for loan losses for 2001 was $583,000, representing a $350,000, or 150%, increase over the $233,000 recorded for 2000. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on factors discussed under "Analysis of Loan Losses." The increase in the 2001 provision is principally due to the substantial growth in our loan portfolio combined with management's view of the appropriate level of reserves given the state of the economy and changes in the mix of the loan portfolio to a higher proportion of commercial loans. The allowance for loan losses was $882,000 at December 31, 2001, representing 1.29% of total outstanding loans. The allowance for loan losses at December 31, 2000 was $408,000 or .73% of total outstanding loans at that date.

     NON-INTEREST INCOME. Non-interest income increased by $1.4 million, or 95.8%, to $2.8 million for the year ended December 31, 2001 compared with $1.4 million for the prior year. Non-interest income as a percentage of total revenue increased from 40.8% in 2000 to 49.5% in 2001. The largest component of non-interest income is gains on sales of mortgage loans originated by our mortgage company subsidiary. For the year ended December 31, 2001, gains on sales of mortgage loans amounted to $2.6 million, an increase of $1.2 million, or 90.5% compared to gains on sales of mortgage loans of $1.4 million for the year ended December 31, 2000. The increase in gains on sales of mortgage loans represents increased business opportunities for our mortgage company subsidiary during a declining rate environment during 2001. In addition, we acquired the mortgage company subsidiary in March, 2000. Therefore, the 2000 results do not include a full year of operations of the mortgage company subsidiary, while we owned the subsidiary for the entire year of 2001. Finally, the results for 2001 reflect increased cross marketing between the bank and the mortgage company.

     Other components of non-interest income include fees on deposit accounts, which increased to $96,000 from $53,000 in 2000. In addition, in 2001, we recognized gains of $75,000 on the sales of investment securities, while we had no such gains in 2000.

     OTHER EXPENSES. Total non-interest expense increased from $4.3 million in 2000 to $5.5 million in 2001. This 27.3% increase was primarily due to our continued growth and increased personnel required to support that growth, the volume of activity of Sullivan Financial Services, as well as the addition of Mr. McClure in March 2001. We opened our Mendham branch in May, 2000 which contributed to increases in salary, benefit and occupancy expenses. Expenses related to our mortgage company subsidiary increased $1.1 million from 2000 to 2001, as the mortgage company experienced increased volume over 2000 and we had a full year of salary and benefits expense and occupancy expense associated with the mortgage company in 2001, while we did not acquire the subsidiary until March in 2000. Salary and employee benefit expense increased by $721,000, or 29.7% to $3.1 million for the year ended December 31, 2001 from $2.4 million for the year ended December 31, 2000. For the year ended December 31, 2001, we had 46 full time equivalent employees, while we had 39 full time equivalent employees for the year ended December 31, 2000. Occupancy expense increased to $840,000 for 2001 from $675,000 for 2000.

     PROVISION FOR INCOME TAXES. We had income tax expense of $67,000 in 2001 and $12,000 in 2000. This expense relates to New Jersey state income taxes, which are not permitted to be filed on a consolidated basis. Therefore, although we had a consolidated loss for 2001 and 2000, Sullivan Financial Services was profitable in each of those periods and was required to pay state income tax. For 2002, we expect our state income tax expense to increase due to the bank's continued profitability and a change in New Jersey law suspending the use of net-operating loss carry forwards for state tax purposes for two years.

NET INTEREST INCOME

     Like most commercial banks, the primary component of our earnings is net interest income. Net interest income is the difference between interest income we receive, principally from loan and investment securities portfolios, and interest expense we pay, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of non-interest-bearing liabilities. During the six months ended June 30, 2002 and 2001 and the fiscal years ended December 31, 2001, 2000 and 1999, average interest-earning assets were $104.5 million, $83.5 million, $94.2 million, $64.5 million and $31.0 million, respectively. During these same periods, our net yields on average interest-earning assets (net interest margin) were 3.49%, 3.14%, 2.98%, 3.16%, and 3.38%, respectively.

      AVERAGE BALANCES AND AVERAGE RATES EARNED AND PAID. The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Average loans include non-accruing loans, the effect which is to lower the average rates shown.

                                                    AVERAGE BALANCE SHEET FOR THE SIX MONTHS ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------------
                                                             2002                                 2001
                                            ----------------------------------    -------------------------------------
                                                          INTEREST                             INTEREST
                                             AVERAGE      INCOME/      AVERAGE     AVERAGE      INCOME/         AVERAGE
                                             BALANCE      EXPENSE        RATE      BALANCE      EXPENSE          RATE
                                             --------     --------    --------    --------      --------        -------
                                                                       (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS:
Cash and due from banks ..................  $   1,174     $    10        1.70%    $    205      $     6           5.85%
Loans ....................................     74,237       2,440        6.57       58,368        2,349           8.05
Investment securities available for
  sale ...................................     15,503         382        4.93        9,250          270           5.84
Loans held for sale ......................      8,351         308        7.38        8,392          302           7.20
Federal funds sold .......................      5,198          44        1.69        7,265          185           5.09
                                            ---------     -------        ----     --------      -------           ----
Total interest earning assets ............    104,463       3,184        6.10%      83,480        3,112           7.46%
Non-interest earning assets ..............     10,203                                7,317
Allowance for loan losses ................     (1,008)                                (499)
                                            ---------                             --------
TOTAL ASSETS .............................  $ 113,658                             $ 90,298
                                            =========                             ========
INTEREST BEARING LIABILITIES:
Federal funds purchased ..................  $      88     $     1        2.27%    $    279      $     7           5.02%
Interest bearing demand deposits .........     43,357         401        1.85       16,491          327           3.97
Savings accounts .........................      3,142          24        1.53        2,567           36           2.80
Money Market accounts ....................      5,708          48        1.68        9,817          217           4.42
Certificates of deposit ..................     34,802         830        4.77       39,497        1,215           6.15
FHLB advances ............................      2,500          58        4.64            5           --             --
Other borrowings .........................          1          --          --            3           --             --
                                            ---------     -------        ----     --------      -------           ----
Total interest bearing liabilities .......     89,598       1,362        3.04%      68,659        1,802           5.25%
Non-interest bearing deposits ............     11,106                                8,308
Other liabilities ........................        589                                  575
                                            ---------                             --------
Total liabilities ........................    101,293                               77,542
Stockholders' Equity .....................     12,365                               12,756
                                            ---------                             --------
TOTAL LIABILITIES & STOCKHOLDERS'
  EQUITY .................................  $ 113,658                             $ 90,298
                                            =========     =======                 ========      =======
Net interest income ......................                $ 1,822                               $ 1,310
                                                          =======                               =======

Net interest rate spread .................                               3.06%                                    2.21%
Net interest margin ......................                               3.49%                                    3.14%
RATIO OF AVERAGE INTEREST EARNING
  ASSETS TO AVERAGE INTEREST

  BEARING LIABILITIES ....................     116.59%                              121.59%
                                            =========                             ========

                                      AVERAGE BALANCE SHEET FOR THE YEARS ENDED DECEMBER 31,
                                 -------------------------------------------------------------------
                                             2001                                2000
                                 --------------------------------   --------------------------------
                                             INTEREST                                        AVERAGE
                                  AVERAGE     INCOME/     AVERAGE    AVERAGE    INTEREST      RATE
                                  BALANCE     EXPENSE        RATE    BALANCE     INCOME/     EXPENSE
                                 --------     --------    -------    -------    --------     -------
                                                      (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS:
Cash and due from banks ......  $     626     $    19        3.04%  $     57     $     4        7.02%
Loan receivables .............     61,747       4,782        7.74     44,451       3,583        8.06
Investment securities
available for
  sale .......................     10,625         596        5.61      9,797         566        5.78
Loans held for sale ..........      9,413         692        7.35      2,811         222        7.90
Federal funds sold ...........     11,803         411        3.48      7,368         467        6.34
                                ---------     -------        ----   --------     -------        ----
Total interest earning .......     94,214       6,500       6.90%     64,484       4,842       7.51%
assets
Non-interest earning assets ..      7,978                              6,931
Allowance for loan losses ....       (594)                              (325)
                                ---------                           --------
TOTAL ASSETS .................  $ 101,598                           $ 71,090
                                =========                           ========
INTEREST BEARING LIABILITIES:

Interest bearing demand ......     26,096         872        3.34      5,391         148        2.75
deposits
Savings accounts .............      2,574          65        2.53      3,272         107        3.27
Money Market accounts ........      9,235         338        3.66      6,182         242        3.91
Certificates of deposit ......     40,314       2,361        5.86     36,946       2,288        6.19
FHLB advances ................        995          48        4.83         --          --          --
Federal funds purchased ......        139           7        5.04        118           8        6.78
Other borrowings .............          2          --          --        154          11        7.14
                                ---------     -------        ----   --------     -------        ----
Total interest bearing .......     79,355       3,691        4.65%    52,063       2,804        5.40%
liabilities
Non-interest bearing .........      8,942                              5,762
deposits
Other liabilities ............        659                                245
                                ---------                           --------
Total liabilities ............     88,956                             58,070
Stockholders' Equity .........     12,642                             13,020
                                ---------                           --------
TOTAL LIABILITIES &
  STOCKHOLDERS' EQUITY .......  $ 101,598                           $ 71,090
                                =========     =======               ========     =======
Net interest income ..........                $ 2,809                            $ 2,038
                                              =======                            =======
Net interest rate spread .....                               2.25%                              2.11%
Net interest margin ..........                               2.98%                              3.16%
RATIO OF AVERAGE INTEREST
  EARNING ASSETS TO AVERAGE
  INTEREST BEARING
  LIABILITIES ................    118.72%                            123.86%
                                =========                           ========

RATE/VOLUME ANALYSIS

     The following tables analyze the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The tables distinguish between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

SIX MONTHS ENDED JUNE 30, 2002 VS. JUNE 30, 2001. INCREASE (DECREASE) DUE TO
                                  CHANGES IN:

                             (DOLLARS IN THOUSANDS)

                                                                AVERAGE     AVERAGE
                                                                 VOLUME       RATE      TOTAL
                                                                -------     -------     -----
INTEREST INCOME:
Cash and due from banks ......................................    $   8       $ (4)    $   4
Loans ........................................................      525       (434)       91
Investment securities available for sale .....................      155        (43)      112
Loans held for sale ..........................................       (1)         7         6
Federal funds sold ...........................................      (18)      (123)     (141)
                                                                  -----      -----     -----
Total interest income ........................................    $ 669      $(597)    $  72
                                                                  -----      -----     -----

INTEREST EXPENSE:
Federal funds purchased ......................................    $  (2)     $  (4)    $  (6)
Interest bearing deposits ....................................      251       (177)       74
Savings accounts .............................................        4        (16)      (12)
Money Market accounts ........................................      (35)      (135)     (169)
Certificates of deposit ......................................    (112)       (273)     (385)
FHLB advances ................................................       58         --        58
Other borrowings .............................................       --         --       --
                                                                  -----        ---     -----
Total interest expense .......................................      164       (604)     (440)
                                                                  -----      -----     -----
Total net interest income ....................................    $ 505      $   7     $ 512
                                                                  =====      =====     ======


YEAR ENDED DECEMBER 31, 2001 VS. DECEMBER 31, 2000. INCREASE (DECREASE) DUE TO CHANGES IN:
                             (DOLLARS IN THOUSANDS)

                                                                AVERAGE         AVERAGE
                                                                 VOLUME           RATE           TOTAL
                                                                -------         --------        --------
INTEREST INCOME:
Cash and due from banks ......................................  $    17         $    (2)         $    15
Loans ........................................................    1,339            (140)           1,199
Securities ...................................................       47             (17)              30
Loans held for sale ..........................................      485             (15)             470
Federal funds sold ...........................................      155            (211)             (56)
                                                                -------         -------          -------
Total interest income ........................................  $ 2,043         $  (385)         $ 1,658
                                                                -------         -------          -------
INTEREST EXPENSE:
Federal funds purchased ......................................  $     1         $    (2)         $    (1)
Interest bearing deposits ....................................      692              32              724
Savings accounts .............................................      (18)            (24)             (42)
Money Market accounts ........................................      111             (15)              96
Certificates of deposit ......................................      197            (124)              73
FHLB Advances ................................................       48              --               48
Repurchase agreements                                                --              (2)              (2)
Other borrowings .............................................       (9)             --               (9)
                                                                -------         -------          -------
Total interest expense .......................................    1,022            (135)             887
                                                                -------         -------          -------
Net interest income ..........................................  $ 1,021         $  (250)         $   771
                                                                =======         =======          =======


YEAR ENDED DECEMBER 31, 2000 VS. DECEMBER 31, 1999. INCREASE (DECREASE) DUE TO CHANGE IN:
                             (DOLLARS IN THOUSANDS)

                                                    AVERAGE        AVERAGE
                                                     VOLUME          RATE           TOTAL
                                                   --------        -------         -------
INTEREST INCOME:
Cash and due from banks .........................   $     4          $   0         $     4
Repurchase agreements ...........................        --            (42)            (42)
Loans ...........................................     2,425             99           2,524
Securities ......................................       (33)            57              24
Loans held for sale .............................       201              1             202
Federal funds sold ..............................       145             68             213
                                                    -------          -----         -------
Total interest income ...........................   $ 2,742          $ 183         $ 2,925
                                                    -------          -----         -------
INTEREST EXPENSE:
Federal funds purchased .........................   $     8          $   0         $     8
Interest bearing demand .........................       110             21             131
Savings accounts ................................        63             (7)             56
Money Market accounts ...........................       143             (1)            142
Certificates of deposits ........................     1,476            115           1,591
Other borrowings ................................         7              0               7
                                                    -------          -----         -------
Total interest expense ..........................     1,807            128           1,935
                                                    -------          -----         -------
Net interest income .............................   $   935          $  55         $   990
                                                    =======          =====         =======

                        COMPARISON OF FINANCIAL CONDITION

JUNE 30, 2002 COMPARED TO DECEMBER 31, 2001

     Total assets at June 30, 2002 were $119.2 million, essentially unchanged from total assets at December 31, 2001 of $118.7 million. During the first six months of 2002, net loans increased by 19.3% to $80.6 million from $67.6 million at year-end 2001. Our loans held for sale, which are not included in net loans, declined from $17.2 million at year-end 2001 to $7.2 million at June 30, 2002. The decline reflects a faster turnaround on the part of our investors between closing of the consumer mortgage loans and the sale of the loans. Cash and cash equivalents declined by $1.1 million to $9.9 million at June 30, 2002 from $11.0 million at December 31, 2001. Investment securities, all of which are classified as available for sale, declined by $1.5 million to $15.8 million from $17.3 million at year-end 2001, as proceeds from maturing and prepaid securities were used to fund new loan demand.

     Gross loans increased by $13.2 million, or 19.3%, to $81.8 million at June 30, 2002 from $68.6 million at year-end 2001. The increases in and composition of the loan portfolio, by category, as of June 30, 2002 from December 31, 2001 is as follows: Commercial loans increased by $8.9 million, or 40.8%, to $30.7 million, and home equity loans increased by $5.5 million, or 68.6% to $13.6 million, while commercial real estate loans increased by $3.2 million, or 15.6%, to $23.7 million, residential mortgage loans decreased by $751,000, or 19.0% to $3.2 million and installment loans decreased by $3.7 million, or 25.9%, to $10.5 million. The increases in the loan portfolio primarily reflect our efforts to continue to penetrate our original Bernardsville, New Jersey market and the continued success of our Mendham branch, which opened in 2000, in establishing itself in that community, as well as the success of our new business development program, which includes the calling of third-party referral sources, such as law firms and accounting firms in our market area, as well as the banking contacts of our executive management.

     Our allowance for loan losses at June 30, 2002 increased to $1.1 million or 1.31% of total loans (not including loans held for sale) from $882,000, or 1.29% of total loans (not including loans held for sale) at year-end 2001. The increase primarily reflects the continued growth in our loan portfolio, as well as our continued focus on originating commercial and industrial loans, which may be deemed to have a greater risk than consumer loans. At June 30, 2002, our allowance for loan losses equaled 710% of non-performing loans.

     At June 30, 2002, our investment securities, all of which are classified as available for sale pursuant to SFAS 115, totaled $15.8 million, a decrease of $1.5 million, or 8.6% from investment securities at year-end 2001. During 2002, prepayments and maturities of investment securities were used to fund increased loan demand, as well as to purchase new investment securities.

     Our mortgage company originates loans for resale in the secondary market. There is generally a delay between the sale of the loan and the receipt of funding from the third party investor. The loans are classified as held for sale. At June 30, 2002, loans held for sale totaled $7.2 million, a decrease of $10.0 million from loans held for sale of $17.2 million at year-end 2001. The reduction is attributable to a faster turnaround on the part of our investors between closing of the consumer mortgage loans and the sale of the loans.

     Total cash and cash equivalents at June 30, 2002 declined by $1.1 million to $9.9 million from $11.0 million at year-end 2001. Excess liquidity was used to fund loan demand during the first six months of 2002.

     Total deposits stayed relatively stable, amounting to $103.6 million at June 30, 2002 compared to $103.0 million at year-end 2001. The components of the deposit portfolio also stayed relatively stable, with interest-bearing NOW, money market and savings accounts increasing by $3.0 million, while non-interest bearing deposits declined by $1.0 million, certificates of deposit under $100,000 declined by $2.4 million and certificates of deposit over $100,000 increased by $942,000. We have sought to reduce our costs of deposits by emphasizing transaction accounts. Like most new banks, we initially relied upon more expensive certificates of deposit as a primary source of funds. As we have become more established, and have implemented our strategy of relationship banking, we have sought to diversify our deposit portfolio and reduce our reliance on certificates of deposit. As a result of this strategy, we have substantially increased our core deposit base. At December 31, 2000, our core deposits (consisting of our deposit accounts other than certificates of deposit) totaled $29.9 million or 43.4% of our total deposits. By June 30, 2002, our core deposits totaled $69.2 million, or 66.8% of our total deposits. Our adoption and promotion of our Paramount Checking Account has been a significant factor in our increased level of core deposits. At December 31, 2000, we had 111 Paramount Checking Account accounts with an aggregate balance of $8.7 million. By June 30, 2002, we had 668 Paramount Checking Accounts with $43.3 million in aggregate balances.

     The Company's borrowed funds also remained stable at $2.5 million at both June 30, 2002 and at December 31, 2001. This borrowing represents advances from the Federal Home Loan Bank of New York. The advances have maturities ranging from three to ten years, and interest rates ranging from 3.62% to 5.57%

     At June 30, 2002, our total stockholders' equity was $12.6 million, an increase over stockholders' equity at year-end 2001 of $291,000. The increase was substantially due to an increase in accumulated other comprehensive income of $144,000, plus our earnings for the first six months of 2002.

DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000

     Total assets at December 31, 2001 increased by $36.5 million or 44.4% to $118.7 million compared to $82.3 million at December 31, 2000. Total loans, net were $67.6 million, loans held for sale were $17.2 million, total investment securities available for sale were $17.3 million, and total cash and cash equivalents were $11.0 million. We also had goodwill from the acquisition of the mortgage company of $1.2 million. Total deposits as of December 31, 2001 increased by $34.1 million, or 49.5%, to $103.0 million compared to $68.9 million at December 31, 2000. Total borrowings as of December 31, 2001 increased by $2.5 million. Stockholders' equity was $12.3 million at December 31, 2001 compared to $12.9 million at December 31, 2000.

     Gross loans, not including loans held for sale, grew by $12.8 million, or 23.0%, during 2001 from $55.7 million as of December 31, 2000 to $68.6 million at year-end 2001. The composition of the loan portfolio, by category, as of December 31, 2001 is as follows: 61.6% of our loans are commercial and commercial real estate loans, 5.8% of our loans are secured by first liens on residential real estate and 32.6% of our loans are consumer or other loans to individuals, including home equity loans. Our commercial and commercial real estate loans primarily represent loans secured by commercial real estate and may be used to finance the purchase of the real estate, for construction or other similar purposes. Commercial loans increased by 98.9% to $21.8 million at December 31, 2001 from $10.9 million at December 31, 2000. Consumer loans primarily consist of loans to finance the purchase of new automobiles as well as home equity loans. We no longer engage in automobile financing through dealers and, as a result, our consumer loans declined by $4.0 million, or 15.2%, to $22.4 million at December 31, 2001 from $26.4 million at December 31, 2000. Our real estate loans primarily consist of loans secured by 1-4 family residences as a first mortgage. This category declined by 11.8% to $4.0 million at December 31, 2001 from $4.5 million at December 31, 2000.

     Our allowance for loan losses at December 31, 2001 increased by $474,000 or 116% to $882,000 at year-end 2001 from $408,000 at year-end 2000. The increase reflects the continued growth in the loan portfolio, as well as our continued focus on originating commercial and industrial loans, which may be deemed to have a greater risk than consumer loans. At December 31, 2001, our allowance for loan losses equaled 1.29% of total loans outstanding, not including loans held for sale.

     We had investment securities of $17.3 million at December 31, 2001, compared to investment securities of $9.0 million at December 31, 2000. All investments are accounted for as available for sale under Statement of Financial Accounting Standards (SFAS) No. 115 and are presented at fair value. Additions to the investment portfolio included $17.7 million in new securities purchases. Reductions in the portfolio included $2.6 million in security sales and $7.0 million in security maturities.

     Our mortgage company subsidiary originates loans for sale in the secondary market. These loans are classified as loans held for sale until they are sold to investors. Loans held for sale increased by 386%, or $13.7 million, to $17.2 million at year-end 2001 from $3.5 million at year-end 2000. The increase reflects the substantial increase in mortgage origination activity by the mortgage company during the declining rate environment prevalent during 2001.

     Total cash and cash equivalents increased by $2.9 million, or 35.2%, to $11.0 million at December 31, 2001 from $8.2 million at December 31, 2000. The increase came in cash and due from banks, which increased by $5.5 million to $7.1 million at December 31, 2001, while our federal funds sold declined by $2.7 million to $3.9 million at December 31, 2001. The change in mix of cash and cash equivalents reflects our compliance with Federal Reserve cash reserve requirements, based upon the amount of our deposits.

     Non interest-earning assets increased by $2.3 million from $7.7 million at December 31, 2000 to $10.0 million at December 31, 2001. The increase is primarily attributable to the increase in cash and due from banks. Premises and equipment was $3.9 million at December 31, 2001, a decrease of $303,000 from December 31, 2000. The decrease resulted from depreciation of $375,000. Goodwill declined by $52,000 to $1.2 million at December 31, 2001. The goodwill represents the goodwill incurred upon the purchase of our mortgage company subsidiary in 2000, and its amortization throughout 2001. Upon our adoption of SFAS No. 142 on January 1, 2002, we ceased amortizing this goodwill.

     Total deposits increased $34.1 million, or 49.5%, from $68.9 million on December 31, 2000 to $103.0 million at December 31, 2001. The composition of the deposit base, by category, at December 31, 2001 is as follows: Non interest-bearing demand accounts, $13.3 million; interest-bearing NOW, money market and savings, $53.9 million, certificates of deposit, under $100,000, $26.9 million; and certificates of deposit, over $100,000, $8.9 million.

     During 2001, we maintained advances from the Federal Home Loan Bank of New York. At December 31, 2001, $2.5 million of advances were outstanding with maturity dates ranging from June 2004 through July 2011. There were no Federal Home Loan Bank advances at December 31, 2000. These advances are secured by a blanket lien on qualifying mortgage loans, and the proceeds were used to fund new loan originations.

     Other liabilities increased by $433,000 to $882,000 at December 31, 2001 from $449,000 at December 31, 2000. The increase was primarily due to an increase in accounts payable reflecting our continued growth.

     We began 2001 with total stockholders' equity of $12.9 million. Total equity decreased to $12.3 million at December 31, 2001. This decrease was due to a net loss of $560,000 in 2001 and a reduction in accumulated other comprehensive income.

LIQUIDITY AND CAPITAL RESOURCES

     Maintaining adequate liquidity while managing interest rate risk is the primary goal of our asset and liability management strategy. Liquidity is the ability to fund the needs of our borrowers and depositors, pay operating expenses, and meet regulatory liquidity requirements. Maturing investments, interest income, loan and mortgage-backed security principal repayments, deposit growth and borrowings from the Federal Home Loan Bank are presently our main sources of our liquidity. Our primary uses of liquidity are to fund loans, operating expenses, deposit withdrawals, repay borrowings and to make investments.


     As of June 30, 2002, liquid assets (cash and due from banks, federal funds sold, and investment securities available for sale) were approximately $25.7 million, which represents 21.6% of total assets and 24.2% of total deposits and borrowings. Supplementing this liquidity, we have available lines of credit from correspondent banks of approximately $6.0 million and an additional line of credit with the Federal Home Loan Bank equal to $30.0 million (subject to available qualified collateral, with borrowings of $2.5 million in outstanding from the FHLB at June 30, 2002. See "Somerset Hills Bancorp--Borrowings"). At June 30, 2002, outstanding commitments to extend credit were $32.1 million and available line of credit balances totaled $6.0 million. Management believes that our combined aggregate liquidity position is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals over the next 12 months. Given the variable nature of interest rates, loan demand and deposit flows, we do not believe we can accurately predict our liquidity needs for periods beyond 12 months. In addition at June 30, 2002 we had commitments for capital expenditures of approximately $500,000, all related to our Morristown office. These commitments included approximately $250,000 for leasehold improvements and $250,000 for furniture, fixtures and equipments for the office. We expect to meet these commitments through our existing capital resources and cash flow from operations.


     Banks and bank holding companies, as regulated institutions, must meet required levels of capital. The FDIC and the Federal Reserve, the primary regulators of the bank and the company, respectively, have adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to its assets in accordance with these guidelines. At June 30, 2002, both the company and the bank maintained capital levels exceeding the minimum levels for "well capitalized" bank holding companies and banks.

CAPITAL RATIOS

     The company and the bank are subject to minimum capital requirements. See "Supervision and Regulation." As the following table indicates, at June 30, 2002, we exceeded our regulatory capital requirements.

                                                                                   AT JUNE 30, 2002
                                                                    -------------------------------------------
                                                                                                       WELL
                                                                    ACTUAL            MINIMUM       CAPITALIZED
                                                                     RATIO          REQUIREMENT     REQUIREMENT
                                                                     -----          -----------     -----------
SOMERSET HILLS BANCORP AND SOMERSET HILLS BANK:
    Total risk-based capital ratio ...............................   12.22%            8.00%          10.00%
    Tier 1 risk-based capital ratio ..............................   11.16%            4.00%           6.00%
    Leverage ratio ...............................................    9.95%            4.00%           5.00%

ASSET/LIABILITY MANAGEMENT

     Our asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond our control, such as market interest rates and competition, may also have an impact on our interest income and interest expense.

     In the absence of other factors, the yield or return associated with our earning assets generally will increase from existing levels when interest rates rise over an extended period of time and, conversely, interest income will decrease when interest rates decline. In general, interest expense will increase when interest rates rise over an extended period of time and, conversely, interest expense will decrease when interest rates decline.

     INTEREST RATE GAP ANALYSIS. As a part of our interest rate risk management policy, we calculate an interest rate "gap." Interest rate "gap analysis" is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to repricing. A "positive gap" for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a "positive gap" would generally be expected, absent the effects of other factors, to experience a decrease in the yield on its assets greater than the decrease in the cost of its liabilities and its income should be negatively affected. Conversely, the cost of funds for an institution with a "positive gap" would generally be expected to increase more slowly than the yield on its assets in a rising interest rate environment, and such institution's net interest income generally would be expected to be positively affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "negative gap." The board has established and approved a guideline of plus or minus 25% of total assets for the cumulative six months and twelve month gap periods. We are currently in compliance with the board approved guidelines.

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2002, which is projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Certificates of deposit are shown at contractual maturity dates. Interest bearing non-maturity deposit balances are allocated within the first three months of the schedule based on recent rate adjustments relative to Federal Reserve monetary policy changes. Residual balances are placed over one year. In making the "gap" computations, loans are represented based on contractual payments and repricing, and standard assumptions regarding prepayment rates on investments have been used for interest-earning assets. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

     As the bank's current position is one of being asset sensitive, management will target the following strategies if interest rates continue to decline: (1) increase fixed rate loans; (2) increase our investment portfolio; (3) offer short-term maturing certificates of deposit; and (4) borrow floating rate funds from the Federal Home Loan Bank.

     If we were to become liability sensitive, we would target the following strategies: (1) reduce the level of fixed rate credits and make more floating rate commercial and home equity type loans; (2) allow our investments maturing and cash flows from investments to accumulate in Federal funds sold; (3) offer longer term certificates of deposit; and (4) borrow fixed rate longer term funds from the Federal Home Loan Bank.

                                                                   INTEREST SENSITIVITY GAP AT JUNE 30, 2002
                                                        -------------------------------------------------------------
                                                          3          3 TO 12         1 TO 5       OVER 5
                                                        MONTHS        MONTHS          YEARS        YEARS       TOTAL
                                                        ------        ------          -----        -----       -----
Investment securities available for sale at
  amortized cost ....................................    2,840         3,865          7,550        1,510       15,765
Loans held for sale .................................    7,277            --             --           --        7,277
Loans ...............................................   42,793         6,466         30,108        2,435       81,802
Federal funds sold ..................................    3,800            --             --           --        3,800
Interest bearing deposits at other banks ............      477            --             --           --          477
Total interest earning assets .......................   57,187        10,331         37,658        3,945      109,121
                                                        ------        ------         ------        -----      -------
Non-interest earning assets .........................       --            --             --           --       10,101
Total interest bearing assets .......................   57,187        10,331         37,658        3,945      119,222
Interest bearing transactions deposits ..............   34,853           137         16,774        5,183       56,947
Certificates of deposit .............................      954        14,226         19,188           --       34,368
FHLB advances .......................................       --            --          2,500           --        2,500
Total interest bearing liabilities ..................   35,807        14,363         38,462        5,183       93,815
Non-interest bearing liabilities ....................       --            --             --           --       12,788
Total interest bearing liabilities ..................   35,807        14,363         38,462        5,183      106,603
Stockholders' equity ................................       --            --             --           --       12,619
Total liabilities and stockholders' equity ..........   35,807        14,363         38,462        5,183      119,222
                                                        ------        ------         ------        -----      -------
Interest sensitivity gap per period .................   21,380        (4,032)          (804)      (1,238)     (15,306)
Cumulative interest sensitivity gap .................   21,380        17,348         16,544       15,306       15,306
Cumulative gap as a percentage of total
  interest-earning assets ...........................     19.6%         15.9%          15.2%        14.0%        14.0%
Cumulative interest earning assets as a
  percentage of cumulative interest bearing
  liabilities .......................................    159.7%        134.6%         118.7%       116.3%       116.3%

IMPACT OF INFLATION AND CHANGING PRICES

     A commercial bank has an asset and liability composition that is distinctly different from that of a company with substantial investments in plant and inventory because the major portion of its assets are monetary in nature. As a result, a bank's performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor, which may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

                             SOMERSET HILLS BANCORP

GENERAL

     Somerset Hills Bancorp is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is incorporated under the laws of the State of New Jersey. We were formed in January 2001 to own all of the common stock of Somerset Hills Bank (formerly known as The Bank of the Somerset Hills), a New Jersey chartered commercial bank that opened for business in Bernardsville, Somerset County, New Jersey in December 1998. The only activity of Somerset Hills Bancorp is currently ownership of Somerset Hills Bank. The bank operates a mortgage company subsidiary, Sullivan Financial Services, Inc. At June 30, 2002, we had total assets of $119.2 million, total deposits of $103.6 million and stockholders' equity of $12.6 million.

     The bank's lending activities are oriented to the small-to-medium sized business, high net worth individuals, professional practices and consumer and retail customers living and working in the bank's market area of Somerset and Morris Counties, New Jersey. The bank offers the commercial, consumer, and mortgage lending products typically offered by community banks and, through its mortgage company subsidiary, a wide variety of residential mortgage products. The deposit services offered by the bank include small business and personal checking and savings accounts and certificates of deposit.

     The bank has focused on generating non-interest income. In 2000 we acquired a licensed mortgage company, Sullivan Financial Services, Inc, which makes loans primarily in New Jersey, and to a lesser extent in New York and Florida. The mortgage company operates loan origination offices out of its main office in West Orange, New Jersey and three offices located in Bernardsville, Kearny and Sparta, New Jersey, originating, for resale in the secondary market, conventional and non-conventional 1-4 family residential mortgages, Veterans Administration guaranteed mortgages and Department of Housing and Urban Development guaranteed mortgages. In addition, the bank has established a private banking and wealth management division, Somerset Hills Wealth Management Services, LLC, under which it offers insurance services, securities brokerage and investment advisory services through a joint venture with MassMutual, its affiliated securities brokerage and its local affiliated agents. The bank's fee-producing businesses, particularly the activities of the mortgage company, have contributed significantly to the bank's revenues over the past two years.

     The bank's deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to applicable limits. The operations of the bank are subject to the supervision and regulation of the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance. The mortgage company's operations are subject to regulation by the New Jersey Department of Banking and Insurance, the Florida Department of Banking, the Department of Housing and Urban Development and the Veterans Administration.

     Our principal executive offices are located at 155 Morristown Road, Bernardsville, New Jersey 07924 and our telephone number is (908) 221-0100.

     In March 2001, Stewart E. McClure, Jr. became our President, Chief Executive Officer and Chief Operating Officer. Mr. McClure has over 31 years of banking experience within the State of New Jersey, most recently as Senior Executive Vice President of Summit Bank and the head of private banking for Summit Bank. Since arriving, Mr. McClure has sharpened the bank's focus and strategy to emphasize commercial lending, private banking and overall relationship banking while exiting or de-emphasizing other activities. From March 31, 2001 through June 30, 2002, the bank's commercial loan portfolio has grown from $28.0 million to $54.4 million, and now accounts for 66.5% of the total loan portfolio. In addition, the bank has ceased participating in indirect automobile lending. The bank did not believe this product produced cross-marketing opportunities or long term banking relationships. Further, the bank has de-emphasized its dependence on certificate of deposit accounts, which have declined from 49.9% of the total deposit portfolio at March 31, 2001 to 33.2% of the deposit portfolio at June 30, 2002.

     We intend to use the proceeds of this offering to provide working capital for general corporate purposes and to fund our continued growth. In addition, the additional capital will allow us to fund larger loans, and therefore to better compete in our market area.

BUSINESS OF THE COMPANY

     The bank was established based upon our belief that a need existed in our marketplace for a locally-based provider of financial services focused on serving the financial needs of individuals, including high net-worth individuals and small to medium-sized businesses and professional practices, and the belief that our affluent marketplace would welcome an institution which strives to provide timely and personalized services and direct access to decision makers. We believe that this opportunity arose as a result of bank consolidation in our marketplace as well as economic growth, which created a growing number of consumers and businesses in need of high quality banking and other financial services delivered with personalized attention. As our strategy has succeeded, we determined that we would need additional capital in order to continue to support growth in our existing office locations (including our recently opened Morristown office), permit us to gain regulatory approval for additional new locations and support their growth, and provide us flexibility to take advantage of opportunities which may arise to acquire additional operating branches from other financial institutions, whole financial institutions or fee income generating non-banking financial services businesses. Although we have no agreements or understandings to acquire or open any new locations, institutions or lines of business (other than the trust services discussed below), we prefer to take an active approach to capital management to ensure that we have the capital needed to carry out our strategy. In light of this belief, we have elected to undertake this offering now, while our capital levels still exceed the ratios required to be deemed "well capitalized" by our regulators.

     The deposit services offered by the bank include small business and personal checking and savings accounts and certificates of deposit. Our signature deposit account is our Paramount Checking Account, an interest paying account offering features such as free checks, telephone banking and bill payment, free safe deposit box and a refund of foreign ATM fees. This account has been successful in drawing our targeted consumer customers, increasing from 111 accounts worth an aggregate balance of $8.7 million at December 31, 2000 to 668 accounts with an aggregate balance of $43.3 million at June 30, 2002. At June 30, 2002 our Paramount Checking Accounts had a balance, on average, of approximately $65,000 per account.

     The bank offers the commercial, consumer, and mortgage-lending products typically offered by community banks. We believe that we have distinguished ourselves from our competitors through prompt service and customized lending products. In addition to these traditional products, the bank offers a wide variety of mortgage products through its subsidiary, Sullivan Financial Services, Inc. The bank's lending activities are oriented to the small-to-medium sized businesses, high net worth individuals and professional practices located in our market area, as well as to consumer and retail customers living and working in the bank's market area. The bank concentrates on customer relationships in building our customer deposit base and competes aggressively in the area of transaction accounts.


     The bank has focused on developing non-interest income. In 2000 the bank acquired a licensed mortgage company, Sullivan Financial Services, Inc., which now operates as a wholly owned subsidiary of the bank. The mortgage company originates loans for resale on the secondary market. Its product offerings include conventional and non-conventional 1-4 family residential mortgages, Veterans Administration guaranteed mortgages, Department of Housing and Urban Development guaranteed mortgages and non-conventional programs, such as jumbo mortgages and a variety of adjustable rate products. The mortgage company does not engage in sub-prime or high loan-to-value lending. For the year ended December 31, 2001, the mortgage company originated and sold, on a servicing released basis, approximately $223.0 million in residential mortgage loans, producing gains of approximately $2.6 million. For the six months ended June 30, 2002, the mortgage company originated and sold to the secondary market approximately $126.5 million in residential mortgages producing gains of approximately $1.5 million. Approximately 50% of the mortgage company's residential mortgages originated for the six months ended June 30, 2002 were refinances of existing mortgages, and 50% were to fund new home purchases.


     In addition, the bank has established a private banking and wealth management division pursuant to which it offers insurance services, securities brokerage and investment advisory services through a joint venture with MassMutual, its affiliated securities brokerage and its locally affiliated agents, and the bank expects to offer trust services in early 2003. The bank's fee-producing businesses, particularly the activities of the mortgage company, have contributed significantly to the bank's revenues over the past two years. For the six months ended June 30, 2002, non-interest income equaled 46.8% of total revenues compared to 49.5% for the year 2001 and 40.8% for the year 2000.

     We are highly involved in the communities we serve through our participation in and sponsorship of civic and charitable activities. We believe this demonstrates our commitment to serving the communities in which we do business, enhances our image in the community, develops brand awareness, creates customer loyalty and assists in the development of our business. Our business strategy for the future is to capitalize on the opportunities in our area, which arise as a result of economic growth and consolidation, as well as through the contacts of our directors, officers and other friends of the bank.

     We believe that we are able to compete favorably with our competitors because we provide responsive personalized services through management's knowledge and awareness of our service area, customers and businesses. We believe that our approach to building our franchise, our focus on service and our commitment to the community, when coupled with the application of sound banking principles, will create value for our shareholders.

     Since the bank opened in December 1998, we have accomplished the following:

     o Reported two consecutive quarters of profitability in the first two quarters of 2002;

     o Opened our second full service banking office in Mendham, New Jersey and our third full service banking office in Morristown, New Jersey;

     o Acquired Sullivan Financial Services, Inc., which provides mortgage brokerage services and provides us with significant non-interest income;

     o Created a private banking and wealth management division, Somerset Hills Wealth Management Services, LLC;

     o Developed a local identity in the communities we serve by sponsoring a wide variety of civic and charitable events; and

     o Established a presence in the communities we serve in Somerset and Morris Counties, New Jersey, one of the wealthiest areas in the United States.


LENDING ACTIVITIES

     GENERAL. The bank provides to its customers a full range of short- to medium-term commercial, mortgage, construction and personal loans, both secured and unsecured. Variable rate loans accounted for 74% of the loan balances outstanding at June 30, 2002 while fixed rate loans accounted for 26% of the balances.

     The bank's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that the bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the bank, including the indebtedness of any guarantor.

     The bank's legal lending limit for each borrower is 15% of capital or, if the loan is fully secured by acceptable marketable securities, 25% of capital. At June 30, 2002, the bank's lending limit was $1.9 million and $3.1 million for unsecured and secured loans, respectively. The bank makes loans up to its legal lending limit.

     The bank's loan policies and procedures are reviewed and approved at least annually by the board of directors of the bank. The bank supplements its own supervision of the loan underwriting, approval and administration process with periodic loan reviews by outside professionals experienced in loan review work.

     The bank has more recently focused its portfolio lending activities on historically higher yielding commercial loans. Management aims to have commercial loans (including commercial real estate loans) account for 60% to 80% of the bank's loan portfolio. During its initial stages, the bank emphasized consumer lending and in particular, indirect automobile lending, whereby the bank acquired automobile finance loans originated through auto dealers. The bank ceased this type of lending due to management's strategic decision to focus on relationship banking. Through our mortgage company, we originate 1-4 family residential mortgages for resale into the secondary market.

     LOAN COMPOSITION. The following table sets forth at the dates indicated our loan portfolio composition by type of loan:

                                                                          JUNE 30,
                                                    ---------------------------------------------------
                                                              2002                        2001
                                                    ----------------------     ------------------------
                                                                PERCENT OF                   PERCENT OF
                                                     AMOUNT    TOTAL LOANS       AMOUNT     TOTAL LOANS
                                                    --------   -----------      -------     -----------
                                                               (DOLLARS IN THOUSANDS)
Commercial loans ................................   $ 30,732         37.6%     $ 18,399          28.7%
Commercial real estate loans ....................     23,678         28.9        17,237          26.9
Residential real estate loans ...................      3,210          3.9         3,976           6.2
Consumer and Installment loans ..................     10,617         13.0        18,977          29.6
Home equity loans ...............................     13,565         16.6         5,444           8.5
                                                    --------       ------      --------         -----
Gross loans .....................................     81,802        100.0%       64,033         100.0%

Less: Net deferred fees .........................         81                        110
                                                    --------                   --------
Total loans .....................................     81,721                     63,923
Less: Allowance for Loan losses .................      1,072                        592
                                                    --------                   --------
Net loans .......................................   $ 80,649                   $ 63,331
                                                    ========                   ========


                                                                         DECEMBER 31,
                                            --------------------------------------------------------------------
                                                  2001                    2000                    1999
                                            -------------------    --------------------   ----------------------
                                                        PERCENT                 PERCENT
                                                        OF TOTAL               OF TOTAL                PERCENT OF
                                             AMOUNT      LOANS      AMOUNT      LOANS      AMOUNT     TOTAL LOANS
                                            --------    --------   --------    --------   --------    -----------
                                                                 (DOLLARS IN THOUSANDS)
Commercial loans .........................  $ 21,762       31.7%   $ 10,943        19.6%   $ 6,526          20.0%
Commercial real estate loans .............    20,486       29.9      13,947        25.0      2,040           6.2
Residential real estate loans ............     3,961        5.8       4,493         8.1      2,699           8.2
Consumer and installment loans ...........    14,322       20.9      23,455        42.1     20,673          63.2
Home equity loans ........................     8,045       11.7       2,907         5.2        797           2.4
                                            --------      -----    --------       -----    -------         -----
Gross loans ..............................    68,576      100.0%     55,745       100.0%    32,735         100.0%
                                                          =====                   =====                    =====

Less: Net deferred fees ..................       108                     84                     69
                                            --------               --------                -------
Total loans ..............................    68,468                 55,661                 32,666
Less: Allowance for loan losses ..........       882                    408                    212
                                            --------               --------                -------
Net Loans ................................  $ 67,586               $ 55,253                $32,454
                                            ========               ========                =======


     The following table sets forth, in terms of interest rate sensitivity, certain components of our loan portfolio as well as our fixed and adjustable rate loans within that portfolio at June 30, 2002.

                                                              JUNE 30, 2002
                                           ------------------------------------------------------
                                           WITHIN 1 YEAR  1 TO 5 YEARS    AFTER 5 YEARS     TOTAL
                                           -------------  ------------    -------------     -----
                                                         (DOLLARS IN THOUSANDS)
Commercial (1) ...........................    $ 29,463       $ 20,248         $ 4,699     $ 54,410
Fixed Rate Loans .........................         857          5,176           3,009        9,042
Variable Rate Loans ......................      28,606         15,072           1,690       45,368
                                              --------       --------         -------     --------
    Total (1) ............................    $ 29,463       $ 20,248         $ 4,699     $ 54,410
                                              ========       ========         =======     ========

----------
(1)  Includes commercial and commercial real estate loans only.

     The following table sets forth the contractual maturity of loans at June 30, 2002:

                                            GREATER THAN
                                    ONE       ONE YEAR      MORE
                                    YEAR       THROUGH     THAN 5
                                  OR LESS      5 YEARS      YEARS     TOTAL
                                  -------      -------     -------   -------
                                         (DOLLARS IN THOUSANDS)
Real estate -- mortgage Loans:
  1-4 family ..................      --           --       $ 3,210   $ 3,210
  Commercial real estate ......   $ 3,182      $ 3,668      16,828    23,678
Home equity loans .............      --             45      13,520    13,565
Commercial and industrial loans    17,394        8,084       5,254    30,732
Consumer and installment loans        428       10,068        --      10,496
Loans to individuals ..........        26           95        --         121
                                  -------      -------     -------   -------
Total .........................   $21,030      $21,960     $38,812   $81,802
                                  =======      =======     =======   =======

     The following table sets forth loans with fixed and variable rates having contractual maturities greater than one year at June 30, 2002:

                                             FIXED RATE   VARIABLE RATE   TOTAL
                                             ----------   -------------   -----
                                                    (DOLLARS IN THOUSANDS)
Commercial and industrial ................    $5,538        $25,194     $30,732
Real estate -- mortgage loans ............    $4,834        $22,054     $26,888

     COMMERCIAL LOANS. Commercial business lending is a focus of the bank's lending activities, and at June 30, 2002 was the largest component of our loan portfolio, totaling $30.7 million. Commercial loans include both secured and unsecured loans for working capital, expansion, and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. The bank also makes term commercial loans secured by equipment, real estate and marketable securities. Lending decisions are based on an evaluation of the financial strength, cash flow, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the bank requires personal guarantees and secondary sources of repayment. Historically, commercial loans provide greater yields and reprice more frequently than other types of loans, such as real estate loans. More frequent repricing means that yields on our commercial loans adjust with changes in interest rates. Commercial loans are generally deemed to entail significantly greater risk than residential real estate or consumer lending. The repayment of commercial loans typically is dependent on the successful operations and income stream of the borrower. These risks can be significantly affected by economic conditions, as well as the borrower's skill and ability in running their business. In addition, commercial lending generally requires substantially greater oversight efforts compared to residential real estate lending.

     REAL ESTATE LOANS. Real estate loans are made for purchasing, constructing and refinancing 1-4 family and commercial properties. The bank offers fixed and adjustable rate options.

     Residential 1-4 family loans amounted to $3.2 million at June 30, 2002. The bank's residential mortgage loans are secured by properties located within the bank's market area.

     The bank has made, and anticipates continuing to make, commercial real estate loans. Commercial real estate loans equaled $23.7 million at June 30, 2002. This lending has involved loans secured principally by commercial buildings for office, storage and warehouse space. The bank generally requires the personal guaranty of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by commercial real estate may be in greater amount and involve a greater degree of risk than one to four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties. Real estate loans are subject to risks associated with the economic conditions in our market area, to a potential rise in interest rates and to potential dramatic decreases in real estate values. In addition, the repayment of commercial real estate loans is typically dependent on the income stream and successful operations of the borrowers. The repayment of residential real estate loans is dependent on the personal financial condition of the borrowers.

     CONSUMER AND INSTALLMENT LOANS. Consumer and installment loans are loans to individuals and consist primarily of loans to finance the purchase of new or used automobiles. In its first two years of operations, the bank was substantially engaged in an indirect automobile lending program pursuant to which the bank acquired loans originated by automobile dealers. The bank has ceased participating in these indirect lending programs, and our installment loan portfolio is being reduced as outstanding loans are paid off or refinanced. Consumer and installment loans are subject to risks associated with unsecured loans and with loans secured by rapidly depreciating assets, such as automobiles. In the case of secured loans, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Further, consumer loan collections are dependent on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

     HOME EQUITY LINES OF CREDIT. Home equity lines of credit are loans issued to consumers as first or second liens on 1-4 family residential properties. These loans may be used for a variety of purposes, including for home improvement and other personal needs. We have focused on home equity lines of credit as a consumer product to replace the indirect automobile lending we engaged in during our first two years of operations. We believe the home equity lending we do lends itself better to creating a fuller and longer term banking relationship with the consumer and providing cross marketing opportunities. These loans may entail similar risks as those associated with consumer and installment loans, including the dependence on the borrower's continuing financial stability. Further, the risk to the bank is greater than that inherent in the single family residential real estate portfolio when the security for home equity lines of credit is not the first lien on the property and therefore ultimate collection of amounts due may be dependent on whether any value remains after collection by a holder with a higher priority than the bank. Finally, the application of various laws, including Federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered in the event of default.

     LOAN APPROVALS. The bank's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the type of loans we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the bank, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of the bank. The bank supplements its own supervision of the loan underwriting and approval process with periodic loan audits by independent, outside professionals experienced in loan review work.

     The Chief Lending Officer oversees the loan review and underwriting processes, and has responsibility for loan processing, loan underwriting and approval. On an annual basis, the Board of Directors of the bank determines the lending authority of the bank's Chief Executive Officer and its President and Chief Lending Officer and other lending officers of the bank.

     The Chief Executive Officer of the bank and the President and Chief Lending Officer of the bank each have the authority to approve loans up to the lending limit set by the Board of Directors, which was $500,000, or $600,000 if fully secured, at June 30, 2002. All loans in excess of the lending limit of those officers are reviewed and approved by the Loan Committee, which consists of seven members, four of which are outside directors. At June 30, 2002, the Loan Committee had the authority to approve loans up to the legal lending limit of the bank. The bank's legal lending limit is 15% of capital or, if the loan is fully secured by acceptable marketable securities, 25% of capital. At June 30, 2002, the bank's lending limit was $1.9 million and $3.1 million for unsecured and secured loans, respectively.


     MORTGAGE COMPANY LENDING. Sullivan Financial, through its loan origination offices and the bank's branches, originates 1-4 family loans for resale in the secondary market. Mortgage banking allows us to generate revenue from loan sales continuously in spite of the level of cash flows from deposits or other sources. It also allows us to make long-term fixed rate loans desired by our customers without absorbing the interest rate risk that can be associated with those loans. The principal balance of 1-4 family loans sold during the first six months of 2002 was $136.4 million, which generated gains of $1.5 million. In addition, Sullivan

Financial brokers loans for a number of correspondent lending institutions for which it receives an origination fee.

     The secondary market for mortgage loans is comprised of institutional investors who purchase loans meeting certain underwriting specifications with respect to loan-to-value ratios, maturities and yields. Prior to committing to make a loan, Sullivan Financial obtains a commitment from a third-party investor to purchase the loan at a set price. Sullivan Financial is not obligated to deliver any predetermined amount of mortgage loans to any investor, and is not obligated to deliver a replacement loan if the loan the investor commits to fund does not close. Sullivan Financial is therefore able to quickly shift among investors offering the best terms, and reduce its risk. Subject to market conditions, Sullivan Financial tailors some of its real estate loan programs to meet the specifications of FreddieMac, FannieMae, Veterans Administration and Department of Housing and Urban Development programs. The terms and conditions under which such sales are made depend on, among other things, the specific requirements of each institutional investor, the type of loan, the interest rate environment and our relationship with the institutional investor. Sullivan Financial has active, ongoing relationships with over 13 investors which regularly purchase loans originated by the mortgage company.

NONPERFORMING ASSETS

     The table sets forth, for the periods indicated, information about our nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), and total nonperforming assets.

                                                 JUNE 30,        DECEMBER 31,
                                               ------------  -------------------
                                                (UNAUDITED)
                                                2002   2001   2001   2000   1999
                                               -----  -----  -----  -----  -----
                                                    (DOLLARS IN THOUSANDS)
Nonaccrual loans ............................. $ 151  $  26  $   7  $   5  $  90
Other real estate owned                           --     --     --     --     --
                                               -----  -----  -----  -----  -----
Total nonperforming loans .................... $ 151  $  26  $   7  $   5  $  90
                                               =====  =====  =====  =====  =====
Non-accrual loans to total loans (1) ......... 0.18%  0.04%  0.01%  0.01%  0.27%
                                               -----  -----  -----  -----  -----
Non-performing assets to total assets ........ 0.13%  0.03%  0.01%  0.01%  0.17%
                                               -----  -----  -----  -----  -----
Allowance for loan losses as
  a percentage of non-performing loans (2) ...  710%  2277%     NM     NM   236%
                                               =====  =====  =====  =====  =====

--------------

(1)  Does not include loans held for sale.

(2)  NM means not meaningful.

     Our financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless a loan is placed on nonaccrual basis. Loans are placed on non-accrual status when there are serious doubts about the collectibility of principal or interest. In general, a loan is placed on nonaccrual status when the loan becomes past due 90 days. Loans are also placed on nonaccrual status in cases where there is uncertainty as to whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which we have serious doubts as to the borrower's ability to comply with present repayment terms. These loans are likely to be included later in nonaccrual, past due or restructured loans, so they are considered by management in assessing the adequacy of the allowance for loan losses. At June 30, 2002, no loans had been identified as potential problem loans.

     At June 30, 2002, we had $151,000 in nonaccrual loans. Interest foregone on nonaccrual loans was approximately $7,000 for the six months ended June 30, 2002 and not material for the year ended December 31, 2001.

     Other real estate owned consists of foreclosed properties. At June 30, 2002, we had no foreclosed assets.

     For all periods, there were no restructured loans or loans past due 90 days or more and still accruing.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. The allowance for loan losses is increased by provisions charged to operations and by recoveries of amounts previously charged off, and reduced by loans charged off. The adequacy of the allowance is evaluated at least monthly. In evaluating the adequacy of the allowance, the growth, composition and industry diversification of the portfolio, current delinquency levels, adverse situations that may affect a borrower's ability to repay, prevailing economic conditions and other relevant factors deriving from our limited history of operations are all considered. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require additions for estimated losses based upon judgments different from those of management.

     We use a risk grading program to facilitate the evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. In this program, risk grades are initially assigned by loan officers, reviewed by the Senior Lending Officer or Chief Executive Officer of the bank, and reviewed by a third party loan review professional. Every effort is made to identify and minimize the credit risks associated with our lending strategies. We have no foreign loans and do not engage in highly leveraged transactions.

     We follow a loan review program designed to evaluate the credit risk in the loan portfolio. Through this loan review process, an internally classified watch list that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses is maintained. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower's ability to repay, the borrower's payment history and the current delinquent status. As a result of this process, certain loans are categorized as substandard, doubtful or loss and reserves are allocated based on management's judgment and historical experience.

     Loans classified as "substandard" are those loans with clear and defined weaknesses such as unfavorable financial ratios, uncertain repayment sources or poor financial condition that may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. Loans classified as "loss" are considered uncollectible and of such little value that their continuance as assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be achieved in the future. As a practical matter, when loans are identified as loss they are charged off against the allowance for loan losses. In addition to the above classification categories, loans are also categorized based upon risk grade and loan type, assigning an allowance allocation based upon each category.

     The allowance for loan losses represents management's estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. Specific allowances are made that are allocated to certain individual loans and pools of loans based on risk characteristics, as discussed below. While management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the portfolio, will not require an increase in the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

     The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes only and is not necessarily indicative of the categories in which future losses may occur.

            ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES BY CATEGORY

                                                                     JUNE 30,
                                                    2002               2001
                                              ----------------   ---------------
                                                       % TOTAL           % TOTAL
                                              AMOUNT    LOANS    AMOUNT   LOANS
                                              ------    -----    ------   -----
                                                    (DOLLARS IN THOUSANDS)
Balance applicable to:
Commercial and commercial real estate ....    $  716     66.8%    $308     52.0%
Residential real estate ..................        42      3.9       40      6.8
Consumer installment and home equity loans       314     29.3      244     41.2
    Total ................................    $1,072    100.0%    $592    100.0%

                                                                     YEARS ENDED DECEMBER 31,
                                                      ------------------------------------------------------
                                                            2001               2000               1999
                                                      ----------------   ----------------   ----------------
                                                               % TOTAL            % TOTAL            % TOTAL
                                                      AMOUNT    LOANS    AMOUNT    LOANS    AMOUNT    LOANS
                                                      ------   -------   ------   -------   ------   -------
                                                                          (DOLLARS IN THOUSANDS)
Balance applicable to:
Commercial and commercial real estate ..............   $ 540     61.2%    $ 247     60.5%    $ 101     47.6%
Residential real estate ............................      51      5.8        20      4.9         8      3.8
Consumer, installment and home equity loans ........     291     33.0       132     32.4       102     48.1
                                                       -----    -----     -----    -----     -----    -----
Subtotal ...........................................     882      100       399     97.8       211     99.5
Unallocated Reserves ...............................      --       --         9      2.2         1      0.5
    Total ..........................................   $ 882    100.0%    $ 408    100.0%    $ 212    100.0%
                                                       =====    =====     =====    =====     =====    =====

     The following table presents for the periods indicated information regarding changes in the allowance for loan losses:


                                                           SIX MONTHS ENDED
                                                                JUNE 30,    YEARS ENDED DECEMBER 31,
                                                            --------------  -----------------------
                                                             2002     2001    2001    2000    1999
                                                            ------   -----   -----   -----   -----
                                                                         (DOLLARS IN THOUSANDS)
Balance at beginning of period ...........................  $  882   $ 408   $ 408   $ 212   $   1
Charge-offs:
Real Estate ..............................................       0       0       0       0       0
Installment ..............................................      31      51     112      37      19
Commercial ...............................................       0       0       0       0       0
                                                            ------   -----   -----   -----   -----
Total charge offs ........................................      31      51     112      37      19
                                                            ------   -----   -----   -----   -----

Installment Loans ........................................       1       1       3       0       0
                                                            ------   -----   -----   -----   -----
Total Recoveries .........................................       1       1       3       0       0
                                                            ------   -----   -----   -----   -----
Net Charge-offs ..........................................      30      50     109      37      19
Provision for loan losses ................................     220     234     583     233     230
                                                            ------   -----   -----   -----   -----
Balance of allowance at end of period ....................   1,072   $ 592   $ 882   $ 408   $ 212
                                                            ------   -----   -----   -----   -----
Ratio of net charge-offs to average loans outstanding ....    0.04%   0.09%   0.18%   0.08%   0.13%
Allowance for loan losses as a percent of total loans ....    1.31%   0.92%   1.29%   0.73%   0.65%


INVESTMENT ACTIVITIES

     Our portfolio of investment securities, all of which are available for sale, consists primarily of U.S. Government agency securities.

     Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to stockholders' equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. It is the bank's policy to classify all investment securities as available for sale.

     The following tables summarize the amortized cost and recorded market value of securities available for sale at June 30, 2002, and December 31, 2001 and 2000.

                                                     JUNE 30,                    DECEMBER 31,
                                                ------------------  --------------------------------------
                                                       2002                2001                2000
                                                ------------------  ------------------  ------------------
                                                AMORTIZED    FAIR   AMORTIZED   FAIR    AMORTIZED   FAIR
                                                   COST     VALUE      COST     VALUE      COST     VALUE
                                                 -------   -------   -------   -------   -------   -------
                                                                 (DOLLARS IN THOUSANDS)
Investment securities available for sale

US Government and agency securities:
Mortgage backed securities: ..................   $  --     $  --     $  --     $  --     $  --     $  --
FNMA .........................................     4,111     4,137     4,558     4,517      --        --
FHLMC ........................................     6,099     6,186     6,564     6,510      --        --
Other ........................................     5,000     5,032     5,998     6,073     8,984     8,997
                                                 -------   -------   -------   -------   -------   -------
  Total US Government and agency securities ..    15,210    15,355    17,100    17,100     8,984     8,997
                                                 -------   -------   -------   -------   -------   -------
Equity securities
  Federal Home Loan Bank stock ...............       380       380       125       125      --        --
  Other ......................................        30        30        30        30        30        30
                                                 -------   -------   -------   -------   -------   -------
  Total equity securities ....................       410       410       155       155        30        30
                                                 -------   -------   -------   -------   -------   -------
Total investment securities available for sale   $15,620   $15,765   $17,255   $17,255   $ 9,014   $ 9,027
                                                 =======   =======   =======   =======   =======   =======

     The following tables summarizes debt securities available for sale by maturity date, with weighted average yields, at June 30, 2002:

                                    MORTGAGE-BACKED SECURITIES        OTHER DEBT SECURITIES
                                  ------------------------------   ---------------------------
                                                        WEIGHTED                      WEIGHTED
                                  AMORTIZED     FAIR    AVERAGE    AMORTIZED   FAIR    AVERAGE
                                     COST      VALUE     YIELD        COST    VALUE     YIELD
                                  ---------   -------  --------    ---------  -----   --------
                                                       (DOLLARS IN THOUSANDS)
Due in one year .................   $    --   $    --       --      $   --   $   --   $    --
Due in one year to five years ...       430       430      4.51%     3,000    3,026      4.77
Due in five to ten years ........     1,636     1,643      5.54      2,000    2,006      5.87
Due after ten years .............     8,144     8,250      5.34         --       --        --
                                    -------   -------               ------   ------
                                    $10,210   $10,323               $5,000   $5,032
                                    =======   =======               ======   ======

BORROWINGS

     As an additional source of funding, we use advances from the Federal Home Loan Bank of New York. Outstanding advances at June 30, 2002 were as follows:

                        INTEREST
MATURITY                  RATE         AMOUNT
--------                --------     -----------

June 29, 2004 .........   5.23%     $   250,000
August 13, 2004 .......   3.62%         250,000
August 15, 2004 .......   4.81%         250,000
October 19, 2004 ......   3.84%         250,000
June 29, 2005 .........   5.57%         250,000
August 15, 2005 .......   5.13%         250,000
July 19, 2011 .........   4.60%       1,000,000
                                    -----------
                                    $ 2,500,000
                                    ===========

     Pursuant to collateral agreements with the Federal Home Loan Bank, advances are secured by a blanket lien on the loan portfolio.

     We also have available lines of credit totaling $6.0 million from correspondent banks at June 30, 2002.

DEPOSIT ACTIVITIES

     We offer a variety of deposit programs to individuals and to small-to-medium size businesses, professional practices and other organizations. We also offer to provide a courier service for non-cash deposit pickup for some of our corporate customers who require such a service. Our range of deposit services include non-interest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and the desire to increase or decrease certain types or maturities of deposits.

     Our signature deposit account is our Paramount Checking Account, an interest paying account offering features such as free checks, telephone banking and bill payment, free safe deposit box and a refund of foreign ATM fees. This account has been successful at building core deposits, and at June 30, 2002 our Paramount Checking Accounts had a balance, on average, of approximately $65,000 per account. The Paramount Checking Account serves as the platform for our private banking relationship and additional services.

     The following table sets forth the average balances and rates for each of the deposit categories for the periods indicated:

                                                         JUNE 30,
                                          -------------------------------------
                                                 2002               2001
                                          ------------------  -----------------
                                           AVERAGE   AVERAGE   AVERAGE  AVERAGE
                                           AMOUNT     COST     AMOUNT    COST
                                          --------   -------  --------  -------
                                                 (DOLLARS IN THOUSANDS)
Non-interest bearing demand ............  $ 11,106            $  8,308
Interest bearing demand ................    43,357    1.85%     16,491   3.97%
Savings and Money Market deposits ......     8,850    1.63      12,384   4.09
Certificates of deposit ................    34,802    4.77      39,497   6.15
                                          --------    ----    --------   ----
    Total ..............................  $ 98,115    2.66%   $ 76,680   4.68%
                                          ========    ====    ========   ====

                                                       DECEMBER 31,
                                          -------------------------------------
                                                 2002               2001
                                          ------------------  -----------------
                                           AVERAGE   AVERAGE   AVERAGE  AVERAGE
                                           AMOUNT     COST     AMOUNT    COST
                                          --------   -------  --------  -------
                                                 (DOLLARS IN THOUSANDS)
Non-interest bearing demand ............  $  8,942            $  5,762
Interest bearing demand ................    26,096    3.34%      5,391   2.75%
Savings and Money Market deposits ......    11,809    3.41       9,454   3.69
Certificates of deposit ................    40,314    5.86      36,946   6.19
                                          --------    ----    --------   ----
    Total ..............................  $ 87,161    4.17%   $ 57,553   4.84%
                                          ========    ====    ========   ====

     The following table indicates the amount of our certificates of deposit by time remaining until maturity as of June 30, 2002.


       CERTIFICATES OF DEPOSIT ($100,000 AND OVER)
       (DOLLARS IN THOUSANDS)
       Three months or less .................................  $   203
       Over three months through nine months ................    2,423
       Over nine months through twelve months ...............    2,773
       Over twelve months ...................................    4,415
                                                               -------
           Total ............................................  $ 9,814
                                                               =======

BANKING TECHNOLOGY

     In 2001 we began offering internet banking and bill payment services to our customers. As of June 30, 2002, approximately 400 of our customers took advantage of these products. The bank also offers telephone banking, which it began offering in 2000, and the bank has ATM facilities at each of its existing banking offices. The bank's ATM cards are linked to the Star, Cirrus and Exchange systems, allowing the bank's customers to withdraw funds from any ATM machine honoring these systems.

     We offer customers modern banking services without forsaking community values such as prompt, personal service and friendliness. We offer many personalized services and attract customers by being responsive and sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, shareholders, and the communities we serve that results in referrals from shareholders and satisfied customers. We also rely on traditional marketing to attract new customers. To enhance a positive image in the community, we support and participate in local events and our officers and directors serve on boards of local civic and charitable organizations.

MARKET AREA

     Our market area primarily consists of Somerset and Morris Counties, New Jersey, although we make loans throughout New Jersey. We operate through our main office in Bernardsville, New Jersey, and our branch offices located in Mendham and Morristown, New Jersey.

     Our mortgage company subsidiary originates loans primarily throughout New Jersey, and to a lesser degree, New York and Florida. The mortgage company operates out of its main office in West Orange, New Jersey, and loan origination offices located at the bank's main office in Bernardsville, and in Kearny and Sparta, New Jersey.

COMPETITION

     We operate in a highly competitive environment competing for deposits and loans with commercial banks, thrifts and other financial institutions, many of which have greater financial resources than we do. Many large financial institutions compete for business in our service area. In addition, in November 1999, the Gramm-Leach-Bliley Financial Modernization Act of 1999 was passed into law. The Act permits insurance companies and securities firms, among others, to acquire financial institutions and has increased competition within the financial services industry. Certain of our competitors have significantly higher lending limits than we do and provide services to their customers that we do not offer.

     We believe that we are able to compete favorably with our competitors because we provide responsive personalized services through management's knowledge and awareness of our market area, customers and businesses.

DESCRIPTION OF PROPERTY

     The bank owns its main office in Bernardsville, New Jersey, and leases its branch offices in Mendham and Morristown, New Jersey. In addition, the bank leases the loan origination offices of Sullivan Financial Services, Inc. listed below. The following table sets forth certain information regarding the bank's properties:

                                OWNED PROPERTIES
           -------------------------------------------------------
                           LOCATION                    SQUARE FEET
           ------------------------------------------- -----------
           Bernardsville .............................    14,000

                                LEASED PROPERTIES
--------------------------------------------------------------------------------
         LOCATION             SQUARE FEET   MONTHLY RENTAL   EXPIRATION OF TERM
----------------------------- -----------   --------------   ------------------
Mendham .....................     2,500        $ 7,957              2010
Morristown ..................     2,379        $ 4,361              2008
West Orange (1) .............     5,756        $10,089              2005

---------

(1)  Main office of Sullivan Financial Services, Inc.

LEGAL PROCEEDINGS

     We are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the business of the company and the bank. Management does not believe that there is any pending or threatened proceeding against the company or the bank, which if determined adversely, would have a material effect on the business or financial position of the company.

EMPLOYEES

     At June 30, 2002, we employed 45 full-time equivalent employees. None of these employees is covered by a collective bargaining agreement and we believe that our employee relations are good.


                           SUPERVISION AND REGULATION

     Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the company and the bank.

BANK HOLDING COMPANY REGULATION

     As a bank holding company registered under the Bank Holding Company Act, the company is subject to the regulation and supervision applicable to bank holding companies by the Board of Governors of the Federal Reserve System. The company is required to file with the Federal Reserve annual reports and other information regarding its business operations and those of its subsidiaries.

     The Bank Holding Company Act requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of any other bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such company's voting shares) or (iii) merge or consolidate with any other bank holding company. The Federal Reserve will not approve any acquisition, merger, or consolidation that would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served, when reviewing acquisitions or mergers.

     The Bank Holding Company Act generally prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries, unless such non-banking business is determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

     The Bank Holding Company Act was substantially amended through the Gramm-Leach-Bliley Financial Modernization Act of 1999, (the "Modernization Act"). The Modernization Act permits bank holding companies and banks which meet certain capital, management and Community Reinvestment Act standards to engage in a broader range of non-banking activities. In addition, bank holding companies which elect to become financial holding companies may engage in certain banking and non-banking activities without prior Federal Reserve approval. Finally, the Modernization Act imposes certain new privacy requirements on all financial institutions and their treatment of consumer information. At this time, the company has elected not to become a financial holding company, as it does not engage in any activities which are not permissible for banks.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default. Under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The Federal Reserve also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

CAPITAL ADEQUACY GUIDELINES FOR BANK HOLDING COMPANIES

     The Federal Reserve has adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be "Tier I Capital," consisting of common shareholders' equity and qualifying preferred stock, less certain goodwill items and other intangible assets. The remainder ("Tier II Capital") may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) non-qualifying preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier I capital. Total capital is the sum of Tier I and Tier II capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the Federal Reserve (determined on a case by case basis or as a matter of policy after formal rule-making).

     Bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property which carry a 50% risk-weighting and loans secured by deposits in the bank which carry a 20% risk weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes including general guarantees and standby letters of credit backing financial obligations are given a 100% risk-weighting. Transaction related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% risk-weighting. Short term commercial letters of credit have a 20% risk-weighting and certain short-term unconditionally cancelable commitments have a 0% risk-weighting.

     In addition to the risk-based capital guidelines, the Federal Reserve has adopted a minimum Tier I capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier I capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum.

BANK REGULATION

     As a New Jersey-chartered commercial bank, the bank is subject to the regulation, supervision, and control of the New Jersey Department of Banking and Insurance. As an FDIC-insured institution, the bank is subject to regulation, supervision and control of the FDIC, an agency of the federal government. The regulations of the FDIC and the New Jersey Department of Banking and Insurance impact virtually all of the bank's activities, including the minimum level of capital we must maintain, our ability to pay dividends, our ability to expand through new branches or acquisitions and various other matters.

     INSURANCE DEPOSITS. Our deposits are insured up to a maximum of $100,000 per depositor under the Bank Insurance Fund of the FDIC. The FDIC has established a risk-based assessment system for all insured depository institutions. Under the risk-based assessment system, deposit insurance premium rates range from 0-27 basis points of assessed deposits. For the year ended December 31, 2001, we paid $14,800 in deposit insurance premiums.

     DIVIDENDS. The bank may pay dividends as declared from time to time by the Board of Directors out of funds legally available, subject to certain restrictions. Under the New Jersey Banking Act of 1948, the bank may not pay a cash dividend unless, following the payment, the bank's capital stock will be unimpaired and the bank will have a surplus of no less than 50% of the bank capital stock or, if not, the payment of the dividend will reduce the surplus. In addition, the bank cannot pay dividends in such amounts as would reduce the bank's capital below regulatory imposed minimums.

     CAPITAL ADEQUACY GUIDELINES. The FDIC has promulgated risk-based capital guidelines which are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. These guidelines are substantially similar to the Federal Reserve Board guidelines discussed above.

     The Federal Deposit Insurance Corporation Improvement Act of 1992, or "FDICIA," requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; and (v) critically undercapitalized.

     The capital measures used by the federal banking regulators are the total capital ratio, the tier 1 capital ratio, and the leverage ratio. Under the regulations, a bank will be: (i) well capitalized if it has a total capital ratio of 10.0% or greater, a tier 1 capital ratio of 6.0% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure; (ii) adequately capitalized if it has a total capital ratio of 8.0% or greater, a tier 1 capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater, or 3.0% in some circumstances, and is not well capitalized; (iii) undercapitalized if it has a total capital ratio of less than 8.0%, a tier 1 capital ratio of less than 4.0%, or 3.0% in some circumstances; or (iv) critically undercapitalized if its tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

     As of June 30, 2002, the bank's ratio of total capital to risk-weighted assets was 12.22%. Our Tier I capital to risk-weighted assets was 11.16% and our Tier I capital to average assets was 9.95%.

COMMUNITY REINVESTMENT ACT AND CONSUMER REGULATIONS

     The company and the bank are subject to the provisions of the Community Reinvestment Act and the federal banking agencies' regulations under that Act. Under the Community Reinvestment Act, all banks have a continuing and affirmative obligation, consistent with safe and sound operation, to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods.

     The Community Reinvestment Act requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record in assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, the assessment is required of any institution with regard to most regulatory applications.

     In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, or to become a financial holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and those records may be the basis for denying the application.

     The Modernization Act and the federal bank regulatory agencies have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed, and annual Community Reinvestment Act reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company, and no new activities authorized under the Modernization Act may be commenced, by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" Community Reinvestment Act rating in its latest examination.

OTHER REGULATIONS

     Interest and other charges collected or contracted for by the bank will be subject to state usury laws and federal laws concerning interest rates. Our loan operations will also be subject to federal laws applicable to credit transactions, such as: (i) the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers; (ii) the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves; (iii) the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit; (iv) the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies; (v) the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and (vi) the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

LEGISLATIVE AND REGULATORY CHANGES

     On October 26, 2001, a new anti-terrorism bill, the International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001, was signed into law. This law restricts money laundering by terrorists in the United States and abroad. This act specifies new "know your customer" requirements that will obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with the act's money laundering provisions in making decisions regarding approval of acquisitions and mergers. In addition, sanctions for violations of the act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million.

     Legislative and regulatory proposals regarding changes in banking laws, the regulation of banks, thrifts and other financial institutions, as well as bank and bank holding company powers are being considered by the executive branch of the Federal government, Congress and various state governments. The FDIC has proposed comprehensive deposit insurance reform legislation. We cannot predict whether any of these proposals will be adopted, and, if adopted, how these proposals will affect us. Various federal oversight authorities are also reviewing the capital adequacy and riskiness of government sponsored enterprises.

                                   MANAGEMENT

     The direction and control of the company is vested in the Board of Directors. The term of each director is three years. Directors are divided into three classes and elections are staggered so that the term for one class of directors expires each year. The following table sets forth information with respect to the directors and certain executive officers, including their ages, a brief description of their recent business experience, certain directorships held by each, the year in which each became a director of the company and the year in which their terms as director of the company expire.

DIRECTORS AND EXECUTIVE OFFICERS

     NAME AND POSITION                           PRINCIPAL OCCUPATION FOR                TERM OF OFFICE
       WITH COMPANY              AGE                  PAST FIVE YEARS                   SINCE(1) EXPIRES
---------------------------      ---       ---------------------------------------      ----------------
William J. Begley, Director ....  59       Chairman Emeritus, former Deputy                 1998-2005
                                           Chairman, Wasserstein Perella Company,
                                           Inc. (brokerage firm)

Edward B. Deutsch, .............  55       Senior partner, McElroy, Deutsch &               1998-2005
Chairman of the Board                      Mulvaney, LLP (law firm)

Paul E. Fitzgerald, ............  52       President and Senior Loan Officer of the         2001-2005
President and Senior Loan                  Bank; formerly First Vice President at
Officer of Bank, Director                  Valley National Bank, Senior Vice
                                           President at Ramapo Bank

Richard C. Fowler, Jr., ........  59       Retired                                          1998-2005
Director

Jerome J. Graham, Jr., .........  67       Shareholder, Graham, Curtin & Sheridan           1998-2005
Director                                   (law firm)

Desmond V. Lloyd, Director .....  61       Owner, The Grand Cafe Restaurant                 1998-2003

Dennis C. Longwell, ............  60       Formerly President and Chief Executive           1998-2003
Director                                   Officer of the Company and the Bank;
                                           former Senior Vice President, Chase
                                           Manhattan Bank

Paul F. Lozier, Director .......  54       President, Samedan, Inc. (corporate              1998-2003
                                           finance consulting firm)

DIRECTORS

     NAME AND POSITION                           PRINCIPAL OCCUPATION FOR                TERM OF OFFICE
       WITH COMPANY              AGE                  PAST FIVE YEARS                   SINCE(1) EXPIRES
---------------------------      ---       ---------------------------------------      ----------------
Stewart E. McClure, Jr., .......  51       President, Chief Executive Officer and           2001-2003
Vice-Chairman of the                       Chief Operating Officer of the Company,
Board, President, Chief                    Chief Executive Officer and Chief
Executive Officer and                      Operating Officer of the Bank; formerly
Chief Operating Officer                    Senior Executive Vice President and
                                           Manager at The Private Bank at Summit Bank

Thompson H. McDaniel, ..........  64       Vice-Chairman of the Board of the Bank           1998-2003
Director, Vice-Chairman
Business Development
Officer of Bank Board of
Directors

Peter F. Muratore, Director ....  69       Chairman, Money Management Institute,            1998-2003
                                           Washington, D. C.

Gerald B. O'Connor, ............  59       Senior Partner, O'Connor and Demas, P.C.         1998-2004
Director                                   (law firm)

Nicholas P. Rizzo, Director ....  53       Owner, Rizzo Associates (real estate             1998-2004
                                           management company)

Gerard Riker, Executive ........  61       Executive Vice President and Chief               1998-2004
Vice President and Chief                   Financial Officer of the Company and the
Financial Officer of the                   Bank; former Division President,
Company and the Bank,                      Sovereign Bank
Director

Joseph M. Sullivan, ............  46       President and Chief Executive Officer of         2002-2004
President and Chief                        Sullivan Financial Services, Inc. (2)
Executive Officer of
Sullivan Financial
Services, Inc., Director


M. Gerald Sedam II, ............  59       Partner, Beck, Mack & Oliver (investment         1998-2004
Director                                   management)

John A. Van Voorhis, ...........  62       Formerly Vice-Chairman of the Board of           1998-2004
Director                                   the Bank; former President, West Jersey
                                           Community Bank

Sidney F. Wentz, Director ......  69       Former Chairman, Robert Wood Johnson             1998-2004
                                           Foundation

--------------

(1)  Includes prior service on the Board of Directors of the bank.

(2) Sullivan Financial Services, Inc. is a wholly owned subsidiary of the bank.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information as of September 10, 2002 regarding the number of shares of common stock beneficially owned by all Directors, executive officers described in the compensation table, and by all Directors and executive officers as a group.

DIRECTORS(2)
                                                         COMMON
                                                         STOCK
                                                       BENEFICIALLY   PERCENTAGE
  NAME                                                   OWNED(1)      OF CLASS
 ------                                                ------------   ----------
William J. Begley (3) ..............................     76,875          4.58
Edward B. Deutsch (4) ..............................     54,825          3.25
Paul E. Fitzgerald (5) .............................      4,900             *
Richard C. Fowler, Jr. .............................     11,445             *
Jerome J. Graham, Jr. (6) ..........................     22,275          1.34
Desmond V. Lloyd (7) ...............................     33,825          2.01
Dennis C. Longwell (8) .............................     39,900          2.39
Paul F. Lozier (9) .................................     16,800          1.01
Stewart E. McClure, Jr. (10) .......................     81,900          4.73
Thompson H. McDaniel (11) ..........................     56,085          3.33
Peter F. Muratore ..................................     22,050          1.33
Gerald B. O'Connor (12) ............................     14,175             *
Gerard Riker (13) ..................................     32,550          1.93
Nicholas P. Rizzo (14) .............................     36,225          2.18
M. Gerald Sedam II (15) ............................     63,525          3.82
Joseph M. Sullivan .................................     77,322          4.68
John A. Van Voorhis (16) ...........................     31,830          1.89
Sidney F. Wentz (17) ...............................     34,875          2.09
                                                      ---------         -----
All executive officers and Directors
  as a group (18 persons) ..........................  1,065,932         53.37%
                                                      =========         =====


---------------------

(*)  Less than 1%

(1) Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the nominee living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the Director or executive officer can vest title in himself at once or within sixty (60) days. Beneficially owned shares also include shares over which the named person has sole or shared voting or investment power, shares owned by corporations controlled by the named person, and shares owned by a partnership in which the named person is a partner.

(2) The address for all named individuals is c/o Somerset Hills Bank, 155 Morristown Road, Bernardsville, New Jersey 07924.

(3) Includes 24,375 shares issuable upon the exercise of immediately exercisable options.

(4) Includes 36,975 shares issuable upon the exercise of immediately exercisable options.

(5) Includes 3,850 shares issuable upon the exercise of immediately exercisable options.

(6) Includes 14,925 shares issuable upon the exercise of immediately exercisable options.

(7) Includes 31,725 shares issuable upon the exercise of immediately exercisable options.

(8) Includes 25,725 shares issuable upon the exercise of immediately exercisable options.

(9) Includes 4,200 shares issuable upon the exercise of immediately exercisable options.

(10) Includes 78,750 shares issuable upon the exercise of immediately exercisable options.

(11) Includes 31,725 shares issuable upon the exercise of immediately exercisable options. Also includes 3,465 shares owned by the estate of Mr. McDaniel's spouse.

(12) Includes 3,675 shares issuable upon the exercise of immediately exercisable options.

(13) Includes 31,500 shares issuable upon the exercise of immediately exercisable options. Also includes 525 shares held jointly by Mr. Riker and his spouse.

(14) Includes 8,925 shares issuable upon the exercise of immediately exercisable options. Also includes 10,500 shares held in the Nicholas and Lori Rizzo Trust Account and 5,250 shares held in the Nicholas Rizzo, Lori Rizzo Co-Trustee Trust Account.

(15) Includes 9,975 shares issuable upon the exercise of immediately exercisable options.

(16) Includes 31,725 shares issuable upon the exercise of immediately exercisable options.

(17) Includes 18,075 shares issuable upon the exercise of immediately exercisable options.

DIRECTORS' COMPENSATION

     Directors were not paid any fees for attending any meeting of the Board of Directors nor for any meeting of a committee of the Board of Directors during fiscal 2001. Members of the Board of Directors do participate in the 1998 Combined Stock Option Plan, 1998 Non-Qualified Stock Option Plan and the 2001 Combined Option Plan. Except for Messrs. Fitzgerald, McClure and Riker, no stock options were granted to Directors in 2001.

DIRECTOR RELATIONSHIPS

     No director of the company is also a director of any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) thereof, or any company registered as an investment company under the Investment Company Act of 1940.

EXECUTIVE OFFICERS

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table shows, for the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999, the cash compensation paid by the company, as well as certain other compensation paid or accrued for those years, to the named Executive Officers and other Executive Officers with compensation in excess of $100,000.


                           SUMMARY COMPENSATION TABLE
                 CASH AND CASH EQUIVALENT FORMS OF REMUNERATION

                                                                 ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                                                          ---------------------------------------     ----------------------
                                                                                                             AWARDS
                                                                                                      ----------------------
                                                                                   OTHER              SECURITIES  UNDERLYING
                                                                                   ANNUAL                    OPTIONS/
                                                           SALARY    BONUS       COMPENSATION                 SARS
NAME AND PRINCIPAL POSITION                        YEAR      ($)      ($)          ($)(1)                     (#)(2)
---------------------------                        ----   --------  --------      --------            ----------------------
Stewart E. McClure, Jr., President,
  Chief Executive Officer and Chief
  Operating Officer(3) ........................    2001    134,615    25,000          --                     105,000
Paul E. Fitzgerald, President and
  Senior Lending Officer of the ...............    2001    130,000        --          --                      11,000
  Bank(4) .....................................    2000    121,000    15,000          --                        --
Gerard Riker, Executive Vice
  President and Chief Financial ...............    2001    150,000        --          --                       5,000
  Officer of the Bank and the .................    2000    150,000        --          --                        --
  Company .....................................    1999    150,000        --          --                        --
Joseph M. Sullivan, President and
  Chief Executive Officer of Sullivan .........    2001    125,000   126,562          --                        --
  Financial Services(5) .......................    2000     98,558    27,082          --                        --

----------

(1) The company believes the value of all other compensation does not exceed the lesser of $50,000 or 10% of the salary and bonus presented in the table above.

(2)  After giving effect to the 5% stock dividend effective May 2002.

(3)  Mr. McClure was hired by the company in March, 2001.

(4)  Mr. Fitzgerald was hired by the bank in November, 2000.

(5) Mr. Sullivan became employed by the bank after the bank's acquisition of Sullivan Financial Services, Inc. on March 13, 2000.

EMPLOYMENT AGREEMENTS

     Stewart E. McClure, Jr. serves as the President, Chief Executive Officer, Chief Operating Office and Vice-Chairman of the company and Chief Executive Officer and Vice-Chairman of the bank. In March 2001, Mr. McClure executed an employment agreement for an initial term of three years. Pursuant to the employment agreement, Mr. McClure will be paid an annual base salary of $175,000 for the current year of employment, with annual increases based on the consumer price index and as determined by the company's Board of Directors, a minimum $25,000 cash bonus in the first year, and options to purchase up to 100,000 shares of the company's stock. The employment agreement provides that, if Mr. McClure terminates his employment upon certain circumstances which are defined as good reason, he will be entitled to receive the greater of the remaining amount due to him for the initial employment term, or twice his base salary. If Mr. McClure's employment is terminated other than for cause after a change in control, he will be entitled to receive a severance payment of three times his base salary and bonus, unless he continues his employment after the change in control for at least two years, in which case he will be entitled to two and one-half times his base salary and bonus.

     Paul E. Fitzgerald serves as President and Senior Lending Officer of the bank. On March 19, 2001, Mr. Fitzgerald executed an employment agreement with the company for an initial term of two years with annual renewal periods. The agreement provides an annual base salary of $130,000 with annual increases based on the Consumer Price Index and as determined by the company's Board of Directors, and participation in the company's stock option plan (the number of shares of stock to be determined by the Board of Directors or any committee selected for such purpose). The employment agreement provides that, if Mr. Fitzgerald terminates his employment upon certain circumstances, which are defined as good reason, he will be entitled to receive the greater of the remaining amount due to him for the initial employment term, or twice his base salary. If Mr. Fitzgerald's employment is terminated other than for cause after a change of control, he will be entitled to receive a severance payment of three times his base salary and bonus, if any, unless he continues his employment after the change in control for at least two years, in which case he will be entitled to two and one-half times his base salary and bonus, if any.

     Joseph M. Sullivan serves as President and Chief Executive Officer of Sullivan Financial Services, Inc., a wholly owned subsidiary of the bank. On March 13, 2000, at the time of effectiveness of the bank's acquisition of the mortgage company, Mr. Sullivan executed an employment agreement for a term of three years. Pursuant to the employment agreement, Mr. Sullivan is to receive an annual salary of $125,000, and an annual bonus equal to one-third of the amount by which the net income of the mortgage company as a subsidiary of the bank exceeds $180,000 on an annual basis, or such appropriate pro rated amount. If Mr. Sullivan's agreement is terminated for reasons other than cause, Mr. Sullivan will be entitled to receive his base salary and all insurance benefits for the remaining term of the agreement and his bonus calculated in a pro rated fashion, through the date of termination. On September 13, 2002, Mr. Sullivan and the bank executed an amendment to his employment agreement by which the term of his employment is extended until March 31, 2004.

     Gerard Riker serves as Executive Vice President and Chief Financial Office of the company and the bank. On May 15, 1998, Mr. Riker executed an employment agreement for an initial term of three years, with an option for Mr. Riker to extend the term for two additional one year periods. Mr. Riker has exercised both of those options to extend the term, and the term of his current employment agreement expires in May 2003. The agreement provides for an annual base salary of $150,000 with increases determined by mutual agreement between Mr. Riker and the Board of Directors, and participation in the company's stock option plan with an initial grant of options to purchase 25,000 shares of the company's stock, and an annual grant of options to purchase not less than 5,000 shares of the company's common stock. The employment agreement provides that, if Mr. Riker terminates his employment upon certain circumstances, which are defined as good reason, he will be entitled to receive as severance the greater of the remaining amount due to him for the initial employment term, or twice his average annual salary for the five years immediately preceding the termination.

COMPENSATION PURSUANT TO 1998 COMBINED STOCK OPTION PLAN AND 1998 NON-QUALIFIED STOCK OPTION PLAN

     The company's 1998 Combined Stock Option Plan (the "Combined Plan") provides for the granting of options to acquire up to 225,000 shares of the company's common stock. Both incentive stock options

("ISOs") and non-qualified stock options ("NQOs") may be granted under the Combined Plan. The shares of common stock that may be purchased pursuant to ISOs granted under the Combined Plan is limited to 150,000 and the number of the shares of common stock that may be purchased pursuant to NQOs granted under the NQO Plan is limited to 75,000. The company's 1998 Non-Qualified Stock Option Plan (the "NQO Plan") provides for the granting of NQOs to acquire up to 75,000 shares of the company's common stock. Only NQOs may be granted under the NQO Plan. Only key employees of the company may receive ISOs under the Combined Plan, and service providers to the company, including key employees, Directors or consultants to the company, may receive NQOs under the Combined Plan and the NQO Plan.

     The Combined Plan and the NQO Plan are administered by the Human Resource Committee of the Board. The Human Resource Committee has the authority to determine (i) the individuals to whom and times of which options are to be granted; (ii) the number and option price of the shares subject to each option;
(iii) the extent to which an option will be granted under the Combined Plan and the NQO Plan; (iv) the time when each option becomes exercisable and the exercise period; and (v) certain other terms and provisions relating to options granted under, and the administration of, the Combined Plan and the NQO Plan.

     The Human Resource Committee has the sole discretion to determine the period during which options may be exercised provided that such period may not commence until at least six months following the date of grant (except in the event of death or disability of a grantee and, in the case of an employee of the company, the retirement in accordance with the company's retirement plan or the involuntary termination without cause of the employee's employment). No ISO granted by the company may be exercised more than ten years from the date of grant. If at the time of the grant of the option an employee owns common stock possessing more than 10% of the total combined voting power of the common stock of the company, the ISO cannot be exercisable more than five years from the date of grant.

     Options granted pursuant to the Combined Plan and the NQO Plan must be exercisable at a price greater than or equal to the par value of the common stock, but in no event may the option price be lower than (i) in the case of an ISO, the fair market value of the shares subject to the ISO on the date of grant, (ii) in the case of a NQO issued to a Director as compensation for serving as a Director, the fair market value of the shares subject to the NQO on the date of grant, and (iii) in the case of a NQO issued to a grantee not as compensation for serving as a Director, 85% of the fair market value of the shares subject to the NQO on the date of grant. In addition, no ISO may be granted to an employee who owns common stock possessing more than 10% of the total combined voting power of the company's common stock unless the price is at least 110% of the fair market value (on the date of grant) of the common stock.

COMPENSATION PURSUANT TO THE 2001 COMBINED STOCK OPTION PLAN

     The 2001 Combined Option Plan authorizes the company to issue 200,000 shares of the company's common stock pursuant to options. All key employees, Directors and consultants of the company are eligible to receive options under the 2001 Combined Option Plan. The 2001 Combined Option Plan provides that the number and price of shares available for stock options and the number of shares covered by outstanding stock options shall be adjusted equitably for stock splits, stock dividends, recapitalizations, mergers and other changes in the common stock. Options granted under the 2001 Combined Option Plan will have terms of ten years, subject to earlier termination of the options as provided in the 2001 Combined Option Plan. Options may not be exercised under the 2001 Combined Option Plan until six months after their date of grant.

     The 2001 Combined Option Plan is administered by the company's Human Resources Committee, which has the power to designate the optionees and to determine the number of shares subject to each option, the date of grant and the terms and conditions governing the option, including any vesting schedule. The Human Resources Committee designates whether options granted under the 2001 Combined Option Plan will be NQO's or ISO's, subject to the provisions of the Internal Revenue Code of 1986 (the "Code"). In addition, the Human Resources Committee is charged with the responsibility of interpreting the 2001 Combined Option Plan and making all administrative determinations thereunder.

     The 2001 Combined Option Plan provides that options which qualify as ISO's under the Code are to be granted at an exercise price equal to 100% of the fair market value of the common stock purchasable upon exercise of the option on the date of the grant of the option and NSO's may be granted at a price no less than

85% of the fair market value on the date of grant of the option. Fair market value is to be determined by the Human Resources Committee in good faith.

     The 2001 Combined Option Plan provides that the purchase price for shares acquired pursuant to the exercise of any option is payable in full at the time of exercise.

     The following table sets forth information with regard to stock options granted under the company's 1998 Combined Stock Option Plan, 1998 Non-Qualified Stock Option Plan and 2001 Combined Stock Option Plan.


                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                INDIVIDUAL GRANTS

                                 NUMBER OF         % OF TOTAL
                                 SECURITIES        OPTION/SARs
                                 UNDERLYING        GRANTED TO      EXERCISE                    PRESENT VALUE OF
                                OPTIONS/SARs      EMPLOYEES IN    BASE PRICE    EXPIRATION      OPTION ON DATE
      NAME                    GRANTED(#)(1)(2)     FISCAL YEAR      ($/SH)(2)      DATE         OF GRANT($)(3)
-----------------------       ----------------    -------------   -----------   ----------     ----------------
Stewart E. McClure, Jr. .....      105,000            77.20%          8.51         2011              351,812
Paul E. Fitzgerald ..........       11,550             8.46%          8.42         2011               39,323
Gerard Riker ................        5,250             3.85%          8.46         2011               17,748

----------
(1) As of December 31, 2001, none of these options were immediately exercisable.

(2)  As adjusted for 5% stock dividend effective May 2002.

(3) The present value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 7%, risk free interest rate of 4.99%, and an expected life of 10 years.

     The following table sets forth information concerning the fiscal year-end value of unexercised options held by our executive officers of the named in the table above. No stock options were exercised by such executive officers during 2001.


                 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL
                        YEAR AND FY-END OPTION/SAR VALUES

                                                                  NUMBER OF
                                                                  SECURITIES       VALUE OF UNEXERCISED
                                                                  UNDERLYING           IN-THE-MONEY
                                                                  UNEXERCISED         OPTIONS/SARs AT
                                                               OPTIONS/SARs AT     FY-END ($) (BASED ON
                                  SHARES                            FY-END          $8.50 PER SHARE)
                                ACQUIRED ON        VALUE       (#) EXERCISABLE/        EXERCISABLE/
NAME                            EXERCISE (#)   REALIZED ($)    UNEXERCISABLE(1)      UNEXERCISABLE(1)
--------                        ------------   ------------    ----------------    --------------------
Stewart E. McClure, Jr. .....       N/A            N/A           78,750/26,250             0/0
Paul Fitzgerald .............       N/A            N/A              0/15,750              0/924
Gerard Riker ................       N/A            N/A           26,250/15,750           0/2,310
Joseph M. Sullivan ..........       N/A            N/A                0/0                  0/0

----------
(1)  As adjusted for 5% stock dividend effective May 2002.

EXECUTIVE OFFICERS

     Set forth below is certain information regarding our executive officers.

     Stewart E. McClure, Jr., 51, President, Chief Executive Officer and Chief Operating Officer of the company, and Chief Executive Officer and Chief Operating Officer of the bank. Mr. McClure has over 31 years of banking experience, primarily in commercial and business banking. Prior to joining us, Mr. McClure was Senior Executive Vice President of Summit Bank and Manager of Summit Bank's private bank, which provided services to high net worth individuals and professional businesses. Mr. McClure joined the Company in March 2001.

     Gerard Riker, 61, Executive Vice President and Chief Financial Officer of the company and the bank. Prior to joining the bank in 1998, Mr. Riker was President of Retail Operations at West Jersey Community Bank and at its acquirer, Sovereign Bank. In this position, Mr. Riker was responsible for 32 branches and was in charge of the conversion of First DeWitt Savings Bank. Prior to joining West Jersey, Mr. Riker was Senior Vice President at Summit Bank, where he was employed for over 15 years.

THE FOLLOWING INDIVIDUALS ARE OFFICERS OF THE BANK AND ITS SUBSIDIARIES

     Paul E. Fitzgerald, 52, is the bank's President and Senior Loan Officer. Mr. Fitzgerald has been in commercial banking in New Jersey since 1971. Prior to joining the bank, Mr. Fitzgerald was Senior Lender of Ramapo Bank beginning in 1997. In January 2000, Mr. Fitzgerald joined the bank as Executive Vice President and Senior Loan Officer, and became President of the bank in November 2000.

     Joseph M. Sullivan, 46, is President and Chief Executive Officer of Sullivan Financial Services, Inc. Mr. Sullivan started the mortgage company in 1989 and operated the company as president and chief executive officer until it was acquired by the bank in March of 2000. Mr. Sullivan continues to act as President and Chief Executive Officer of the mortgage company, and as a director of the bank and the company.

RELATED PARTY TRANSACTIONS

     The company, including its subsidiary and affiliates, has had, and expects to have in the future, banking transactions in the ordinary course of its business with Directors, officers, principal stockholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Those transactions do not involve more than the normal risk of collectibility or present other unfavorable features.

     Related party transactions consist of the following transactions with management: (a) The law firm of McElroy, Deutsch & Mulvaney, LLP, of which the company's chairman, Edward B. Deutsch, is senior partner, served as general counsel to the company. For the years ended December 31, 2001 and 2000, the company paid fees to that law firm relating to general corporate matters of approximately $139,000 and $58,000, respectively. At December 31, 2001 and 2000, McElroy, Deutsch & Mulvaney, LLP had deposits held with the bank of $2,885,000 and $1,734,000 respectively. In addition, this law firm had outstanding loan balances to the bank of $495,833 and $363,494 at December 31, 2001 and 2000, respectively; (b) Or-Nu, Inc., a corporation in which Edward B. Deutsch is a shareholder, had a mortgage note with the bank in the principal amount of $1,150,000 and $900,000 at December 31, 2001 and 2000, respectively; (c)
Edward B. Deutsch had a loan balance of $50,000 at December 31, 2001 on an unsecured loan; (d) Nicholas Rizzo, a Director, has a master letter of credit in the amount of $1,000,000, which had an outstanding balance of $392,000 at December 31, 2001 and 2000; (e) The Grand Cafe, a restaurant owned by
Director Desmond V. Lloyd, has a line of credit with the bank in the total amount of $100,000, which had an outstanding balance of $30,000 at December 31, 2001; and (f) Joseph Sullivan has an outstanding loan balance of $215,000 on a secured line of credit at December 31, 2001.

                     DESCRIPTION OF THE COMPANY'S SECURITIES

CAPITAL STOCK

     GENERAL. Somerset Hills Bancorp is incorporated under the laws of the State of New Jersey. Therefore, the rights of holders of our stock will be governed by the New Jersey Business Corporation Act and the Certificate of Incorporation. Our Certificate of Incorporation provides for an authorized capitalization of 6,000,000 shares of capital stock, consisting of 5,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock, to be issued in series as determined by the Board of Directors.

     As of June 30, 2002, there were 1,652,339 shares of common stock outstanding.

     Upon completion of the offering, assuming the exercise of the over-allotment options granted to the underwriter, there will be 2,572,339 shares of common stock outstanding and no shares of preferred stock issued and outstanding. Up to an additional 443,097 shares (as of December 31, 2001) of common stock will be issuable upon exercise of the outstanding options granted under the company's 1998 and 2001 Combined

Stock Option Plans and 1998 Non-Qualified Stock Option Plan and 920,000 shares issuable upon the exercise of the warrants (also assuming the exercise of the over-allotment option granted to the underwriters).

     DIVIDEND RIGHTS. The holders of our common stock will be entitled to dividends, when, as, and if declared by our Board of Directors, subject to the restrictions imposed by New Jersey law. The only statutory limitation applicable to the company is that dividends must be paid out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or out of the preceding year's net profit. However, as a practical matter, unless we expand our activities, our primary source of income will be the bank.

     VOTING RIGHTS. Except as discussed under "Anti-Takeover Provisions", each share of our common stock is entitled to one vote per share. Cumulative voting is not permitted. Under our Certificate of Incorporation, certain matters require a 66% stockholder vote. See "Anti-Takeover Provisions".

     PREEMPTIVE RIGHTS. Under New Jersey law, shareholders may have preemptive rights if these rights are provided in the Certificate of Incorporation. Our Certificate of Incorporation does not provide for preemptive rights.

     APPRAISAL RIGHTS. Under New Jersey law, dissenting shareholders of the company have appraisal rights (subject to the broad exception set forth in the next sentence) upon certain mergers or consolidations. Appraisal rights are not available in any such transaction if shares of the company are listed for trading on a national securities exchange or designated as a national market system security on the NASDAQ system or held of record by more than 2,000 holders.

     DIRECTORS. Under New Jersey law and our Certificate of Incorporation, the company is to have a minimum of 5 and a maximum of 25 directors, with the number of directors at any given time to be fixed by the Board of Directors. We currently have 18 members of our Board of Directors.

PREFERRED STOCK

     Our Certificate of Incorporation authorizes us to issue up to 1,000,000 shares of preferred stock, in one or more series, with such designations and such relative voting, dividend, liquidation, conversion and other rights, preferences and limitations as shall be set forth in resolutions providing for the issuance thereof adopted by the Board of Directors. No shares of preferred stock have been issued.

     The authorized preferred stock is available for issuance from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending on the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions on the payment of dividends and other distributions to the holders of common stock.

WARRANTS

     The warrants will be governed by a Warrant Agreement between the company and our Transfer Agent. The Warrant Agreement is available from us on request. Warrant Certificates will be issued under the Warrant Agreement to evidence the warrants.


     Each warrant entitles the holder to purchase one share of common stock at a purchase price of $___. The warrants may be exercised at any time up to ______, 2006. Thereafter, the warrants may not be exercised. For the period of up to 45 days after the closing of the offering the warrants cannot be traded separately and will be a unit with the common stock. However, during this period, the warrants can be exercised. Warrant holders do not have the rights and privileges of holders of common stock.


     Each Warrant Certificate will specify the total number of shares for which the warrants are exercisable.

     Each warrant may be exercised in whole or in part by surrendering the Warrant Certificate, with the form of election to purchase on the reverse side properly completed and executed, together with payment of the exercise price to the Transfer Agent. The number of shares purchasable upon exercise and the exercise price of the warrant will be proportionately adjusted upon the occurrence of certain events, including stock dividends, stock splits, reclassification and reorganizations.

     In the case of a merger into another corporation or the sale or conveyance of all or substantially all of our assets under certain circumstances, warrant holders shall have the right to receive, upon payment of the exercise price, such stock, securities, cash or other consideration which the warrant holders would have received if warrants had been exercised prior to such event. In such a circumstance, we will be required to give notice to warrant holders giving them the opportunity to exercise their warrants by a prescribed date. Warrants not exercised in accordance with the notice provided will be cancelled and become null and void. The notice must include a description of the terms providing for cancellation of the warrants in the event the warrants are not exercised in accordance with the notice.

     The Warrant Agreement provides that the company and the Transfer Agent may, without the consent of the warrant holders, make changes in the Warrant Agreement which are required by reason of any ambiguity, manifest error or other mistake in the Warrant Agreement or Warrant Certificate, and which do not adversely affect or change the interest of the holders of the warrants.

     In the event of any other merger or acquisition in which the warrants were not subject to cancellation, the warrants would be assumed by the acquiring company.


                            ANTI-TAKEOVER PROVISIONS

     BANK REGULATORY REQUIREMENTS. Under the Federal Change in Bank Control Act (the "Control Act"), a 60 day prior written notice must be submitted to the Federal Reserve Bank ("FRB") if any person, or any group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of a bank holding company, unless the FRB determines that the acquisition will not result in a change of control. Under the Control Act, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the community served by the bank holding company and its subsidiary banks and the antitrust effects of the acquisition. Under the Bank Holding Company Act of 1956, as amended ("BHCA"), a company is generally required to obtain prior approval of the FRB before it may obtain control of a bank holding company. Under the BHCA, control is generally described to mean the beneficial ownership of 25% or more of the outstanding voting securities of a company, although a presumption of control may exist if a party beneficially owns 10% or more of the outstanding voting securities of a company and certain other circumstances are present.

     CLASSIFIED BOARD OF DIRECTORS. Pursuant to the company's Certificate of Incorporation, the Board of Directors is divided into three classes, each of which contains approximately one-third of the whole number of the members of the board. Each class serves a staggered term, with approximately one-third of the total number of directors being elected each year. The Certificate of Incorporation and Bylaws provide that the size of the board shall be determined by a majority of the directors. The Certificate of Incorporation and the Bylaws provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the company.

     STOCKHOLDER VOTE REQUIRED TO APPROVE BUSINESS COMBINATIONS. The Certificate of Incorporation requires the approval of the holders of at least 75% of the company's outstanding shares of voting stock to approve certain "Business Combinations," and related transactions. Under New Jersey law, absent this provision, Business Combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of Common Stock of the company and any other affected class of stock. Under the

Certificate of Incorporation, at least 75% approval of stockholders is required in connection with any Business Combination except in cases where the proposed transaction has been approved in advance by a majority of the company's Board of Directors. This provisions of the Certificate of Incorporation applies to any "Business Combination," which is defined to include (i) any merger or consolidation of the company or any of its subsidiaries with or into any other person; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any other person of substantially all of the assets of the company or combined assets of the company and any of its subsidiaries, or
(iii) any offer for the exchange of securities of another entry for the securities of the company.

     EVALUATION OF OFFERS. The Certificate of Incorporation further provides that the Board of Directors, when evaluating any offer of another "Person", to
(i) make a tender or exchange offer for any equity security of the company, (ii) merge or consolidate the company with another corporation or entity, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the company, may, in connection with the exercise of its judgment in determining what is in the best interest of the company, the bank and the shareholders of the company, give due consideration (to the extent permitted by law) to all relevant factors, including, without limitation, the social and economic effects of acceptance of such offer on the company's customers and the bank's present and future account holders, borrowers and employees; on the communities in which the company and the bank operate or are located; and on the ability of the company to fulfil its corporate objectives as a bank holding company and on the ability of the bank to fulfill the objectives of a state chartered stock bank under applicable statutes and regulations. By having these standards in the Certificate of Incorporation of the company, the Board of Directors may be in a stronger position to oppose such a transaction if the board concludes that the transaction would not be in the best interest of the company, even if the price offered is significantly greater than the then market price of any equity security of the company.

     AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS. Amendments to the Certificate of Incorporation must be approved by a majority vote of the company's Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 66% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Certificate of Incorporation, including the provision limiting voting rights and the provisions relating to approval of certain business combinations.

     CERTAIN BYLAW PROVISIONS. The Bylaws also require a stockholder who intends to nominate a candidate for election to the Board of Directors to give at least 90 days advance notice in writing to the Secretary of the company. The notice provision requires a stockholder wishing to nominate any person or election as a director provide the company with certain information concerning the nominee and the proposing stockholder.

     NEW JERSEY SHAREHOLDERS PROTECTION ACT. A provision of New Jersey law, the New Jersey Shareholders Protection Act, prohibits certain transactions involving an "interested stockholder' and a corporation. An "interested stockholder" is generally defined as one who is the beneficial owner, directly of indirectly, of 10% or more of the voting power of the outstanding stock of the corporation. The Shareholders Act prohibits certain business combinations between an interested stockholder and a New Jersey corporation subject to the Shareholders Act for a period of five years after the date the interested stockholder acquired his stock, unless the transaction was approved by the corporation's board of directors prior to the time the interested stockholder acquired his stock. After the five-year period expires, the prohibition on business combinations with an interested stockholder continues unless certain conditions are met. The conditions include (i) that the business combination is approved by the Board of Directors of the target corporation; (ii) that the business combination is approved by a vote of two-thirds of the voting stock not owned by the interested stockholder; and (iii) that the stockholders of the corporation receive a price in accordance with the Shareholders Act.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1934 Act and is, therefore, unenforceable.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for our common stock is Registrar & Transfer Company, Cranford, New Jersey. Registrar & Transfer Company will also serve as the warrant agent under the warrants.


                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement, Ryan, Beck & Co., Inc. has agreed to purchase, and the company has agreed to sell to the underwriter, 800,000 units. The units will be offered subject to receipt and acceptance by Ryan, Beck, and to certain other conditions, including the right to reject orders in whole or in part.

     Under the terms and conditions of the underwriting agreement, the underwriter is committed to accept and pay for all of the units if any are taken. The underwriting agreement provides that the obligations of the underwriter are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the common stock, warrants and units and to other conditions contained in the underwriting agreement, such as the effectiveness with the SEC of the registration statement that contains this prospectus and the receipt by the underwriter of certificates from our officers, legal opinions from our lawyers and a letter from our independent public accountants regarding our financial statements and the statistical data contained in the prospectus and in our filings under the Securities Exchange Act of 1934.

     The underwriter proposes to offer the units directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriter) at this price, less a concession not in excess of $__ per unit. The underwriter may allow, and the selected dealers may reallow, a concession not in excess of $__ per unit to certain brokers and dealers. After the units are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriter.

     In addition, the company has granted to Ryan, Beck an option to purchase, exercisable for a period of 30 days following the offering, additional units, not to exceed 120,000 units on the same terms as other units purchased by Ryan, Beck. Ryan, Beck may exercise the option to purchase additional units solely for the purpose of covering over-allotments, if any, made in connection with the distribution of units.

     Ryan, Beck has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

     All of the executive officers and directors of the company have agreed that, for a period of 180 days after the closing, they will not, without Ryan, Beck's prior written consent, directly or indirectly, offer for sale, sell, contract to sell, or grant any option to sell (including, without limitations, any short sale), pledge, transfer, assign or otherwise dispose of any shares of common stock or securities exchangeable for or convertible into shares of common stock of the company.


     The company has agreed to indemnify Ryan, Beck and the persons who control it against certain liabilities, including liabilities under the Securities Act, and, under certain conditions, to contribute to any payment that the underwriter may be required to make for those liabilities. This indemnification applies to any liability (and expenses incurred in defending against any claim of liability) that the underwriter may incur as a result of our making any untrue statement of a material fact in this prospectus or the registration statement of which it is a part or should we breach any representation, warranty, covenant, or agreement made by us in the underwriting agreement.


     During and after the offering, Ryan, Beck may purchase and sell the units and the common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the units and the common stock. Ryan, Beck also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or short covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the units and the common stock which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq SmallCap Market, in the over-the-counter market or otherwise.

     The following officers and directors have indicated an intent to participate in the offering through the purchase of approximately 48,000 units in the aggregate: (i) Edward B. Deutsch - 3,000 units; (ii) Paul E. Fitzgerald - 1,000 units; (iii) Richard C. Fowler - 3,000 units; (iv) Jerome J. Graham, Jr. - 5,000 units; (v) Paul F. Lozier - 3,000 units; (vi) Stewart E. McClure, Jr. - 3,000 units; (vii) Thompson H. McDaniel - 3,000 units; (viii) M. Gerald Sedam, II - 24,000 units; (ix) Joseph M. Sullivan - 3,000 units. Under NASD Rule 2210(d) such participation is permitted where a specific portion of the offering is directed for sale to officers and directors by the issuer. In addition, pursuant to NASD Rule 2210(d), officers and directors who purchase units will be prohibited from the sale, transfer, assignment, pledge or hypothecation of the units, common stock or warrants for a three month period following the closing date of the public offering. We are directing 48,000 units for purchase by officers and directors in the offering. Ryan, Beck has agreed to charge us a reduced commission rate of 3.0% on these purchases.

                                  LEGAL MATTERS

     Windels Marx Lane & Mittendorf, LLP, New Brunswick, New Jersey, will pass upon the legality of the securities offered by this Prospectus for us. Certain legal matters will be passed upon for the underwriter by Gaeta & Associates, P.A., Raleigh, North Carolina.


                              CHANGE IN ACCOUNTANTS

     For the years ended December 31, 2001 and 2000, Grant Thornton LLP served as our independent public accountants. The company dismissed Grant Thornton LLP as its independent auditors effective April 1, 2002. The decision to dismiss Grant Thornton as auditors was recommended by our Board of Directors and Audit Committee. For the fiscal years ended December 31, 2001 and 2000 and up to April 1, 2002, there had been no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Grant Thornton LLP, would have caused it to make reference to the subject matter of the disagreement in connection with their reports. The independent auditor's report on the consolidated financial statements for the fiscal years ended December 31, 2001 and 2000 expressed an unqualified opinion.

      Our board of directors elected to retain KPMG LLP as our auditor in April, 2002. In connection with this offering, KPMG LLP re-audited our financial statements for the years ended December 31, 2001 and 2000.

                                     EXPERTS

     The consolidated financial statements of Somerset Hills Bancorp and subsidiaries as of December 31, 2001 and 2000 and for the years then ended, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                       WHERE YOU CAN GET MORE INFORMATION

     At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:


                             Somerset Hills Bancorp
                               Somerset Hills Bank
                               155 Morristown Road
                             Bernardsville, NJ 07924
                                 (908) 221-0100

     We are subject to the informational requirements of the 1934 Act and as required by the 1934 Act we file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 and at the SEC's regional offices located at New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Our SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

                      SOMERSET HILLS BANCORP & SUBSIDIARIES

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                    PAGE NO.
                                                                                                    --------
Consolidated Balance Sheets as of June 30, 2002 (unaudited) and December 31, 2001 .................      F-1

Consolidated Statements of Operations for the six months ended
  June 30, 2002 and 2001 (unaudited) ..............................................................      F-2

Consolidated Statements of Cash Flows for the six months ended
  June 30, 2002 and 2001 (unaudited) ..............................................................      F-3

Notes to Consolidated Financial Statements (unaudited) ............................................      F-4

Independent Auditors' Report ......................................................................      F-8

Consolidated Balance Sheets as of December 31, 2001 and 2000 ......................................      F-9

Consolidated Statements of Operations for the years ended
  December 31, 2001 and 2000 ......................................................................     F-10

Consolidated Statements of Changes in Stockholders' Equity for the years
  ended December 31, 2001 and 2000 ................................................................     F-11

Consolidated Statements of Cash Flows for the years ended
  December 31, 2001 and 2000 ......................................................................     F-12

Notes to Consolidated Financial Statements ........................................................     F-13


                             SOMERSET HILLS BANCORP

                           CONSOLIDATED BALANCE SHEETS

                       JUNE 30, 2002 AND DECEMBER 31, 2001
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                       RESTATED
                                                                ----------------------
                                                                   2002         2001
                                                                ---------    ---------
                                 ASSETS

  Cash and due from banks ...................................   $   6,107    $   7,129
  Federal funds sold ........................................       3,800        3,900
                                                                ---------    ---------
  Total cash and cash equivalents ...........................       9,907       11,029
  Loans held for sale .......................................       7,227       17,194
  Investment securities available-for-sale ..................      15,765       17,255
  Loans receivable ..........................................      81,802       68,576
    Less allowance for loan losses ..........................      (1,072)        (882)
    Deferred fees ...........................................         (81)        (108)
                                                                ---------    ---------
        Net loans receivable ................................      80,649       67,586
  Premises and equipment, net ...............................       3,880        3,889
  Goodwill, net .............................................       1,191        1,191
  Accrued interest receivable ...............................         501          499
  Other assets ..............................................         102          102
                                                                ---------    ---------
        Total assets ........................................   $ 119,222    $ 118,745
                                                                =========    =========


                  LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES

  Deposits

    Non-interest bearing - demand ...........................   $  12,266    $  13,272
    Interest bearing - NOW, money market and savings ........      56,947       53,898
    Certificates of deposit, under $100,000 .................      24,554       26,911
    Certificates of deposit, $100,000 and over ..............       9,814        8,872
                                                                ---------    ---------
        Total deposits ......................................     103,581      102,953
  Federal Home Loan Bank advances ...........................       2,500        2,500
  Accrued interest payable ..................................          60           82
  Other liabilities .........................................         462          882
                                                                ---------    ---------
        Total liabilities ...................................     106,603      106,417
                                                                ---------    ---------
STOCKHOLDERS' EQUITY
  Preferred stock--1,000,000 shares authorized, none issued .        --           --
  Common stock--authorized, 5,000,000 shares of no par value;
    issued and outstanding, 1,652,339 shares at
    June 30, 2002 and December 31, 2001 .....................      15,866       15,866
  Accumulated deficit .......................................      (3,391)      (3,538)
  Accumulated other comprehensive income ....................         144         --
                                                                ---------    ---------
        Total stockholders' equity ..........................      12,619       12,328
                                                                ---------    ---------
        Total liabilities and stockholders' equity ..........   $ 119,222    $ 118,745
                                                                =========    =========


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             SOMERSET HILLS BANCORP

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     SIX MONTHS ENDED JUNE 30, 2002 AND 2001
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                   RESTATED
                                                              -----------------
                                                                2002      2001
                                                              -------   -------
INTEREST INCOME
  Loans, including fees ...................................   $ 2,748   $ 2,651
  Federal funds sold ......................................        44       185
  Investment securities ...................................       382       270
  Cash and due from banks .................................        10         6
                                                              -------   -------
        Total interest income .............................     3,184     3,112
INTEREST EXPENSE
  Deposits ................................................     1,303     1,795
  Federal funds purchased .................................         1         7
  Borrowings ..............................................        58      --
                                                              -------   -------
        Total interest expense ............................     1,362     1,802
                                                              -------   -------
        Net interest income ...............................     1,822     1,310
PROVISION FOR LOAN LOSSES .................................       220       234
                                                              -------   -------
        Net interest income after provision for loan losses     1,602     1,076
                                                              -------   -------
NON-INTEREST INCOME
  Service fees on deposit accounts ........................        47        42
  Gains on sales of mortgage loans, net ...................     1,510     1,079
  Other income ............................................        38         3
  Gains on sales of investment securities, net ............        10         6
                                                              -------   -------
        Total non-interest income .........................     1,605     1,130
                                                              -------   -------
NON-INTEREST EXPENSE
  Salaries and employee benefits ..........................     1,689     1,470
  Occupancy expense .......................................       491       427
  Other operating expenses ................................       829       708
                                                              -------   -------
        Total non-interest expense ........................     3,009     2,605
                                                              -------   -------
        Income (loss) before provision for taxes ..........       198      (399)
PROVISION FOR INCOME TAXES ................................        51        15
                                                              -------   -------
        NET INCOME (LOSS) .................................   $   147   $  (414)
                                                              =======   =======

Per share data

  Net income (loss)--basic ................................   $  0.09   $ (0.25)
                                                              =======   =======
  Net income (loss)--diluted ..............................   $  0.09   $ (0.25)
                                                              =======   =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             SOMERSET HILLS BANCORP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     SIX MONTHS ENDED JUNE 30, 2002 AND 2001
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                                            RESTATED
                                                                     ----------------------
                                                                       2002         2001
                                                                     ---------    ---------
OPERATING ACTIVITIES
  Net income (loss) ............................................     $     147    $    (414)
  Adjustments to reconcile net income (loss) to net cash
   used in operating activities
    Depreciation and amortization ..............................           204          219
    Provision for loan losses ..................................           220          234
    Gain on sale of equipment ..................................          --             (6)
    Gain on sale of investment securities ......................           (10)        --
    Mortgage loans originated for sale .........................      (126,461)     (99,609)
    Proceeds from mortgage loan sales ..........................       137,938       91,364
    Gain on sale of mortgage loans .............................        (1,510)      (1,079)
    Increase in accrued interest receivable ....................            (2)         (26)
    Decrease in other assets ...................................             2          220
    Increase (decrease) in accrued interest payable ............           (22)          46
    Increase (decrease) in other liabilities ...................          (420)         168
                                                                     ---------    ---------
        Net cash used in operating activities ..................        10,086       (8,883)
                                                                     ---------    ---------
INVESTING ACTIVITIES
  Purchases of investment securities available-for-sale ........        (5,233)      (4,628)
  Maturity and payments of investment securities
    available for sale .........................................         5,866        3,994
  Proceeds from sale of investment securities available
    for sale ...................................................         1,009         --
  Cash paid to acquire business ................................           (13)
  Net increase in loans receivable .............................       (13,283)      (8,311)
  Proceeds from sale of equipment ..............................          --             12
  Purchases of premises and equipment ..........................          (195)         (18)
                                                                     ---------    ---------
        Net cash used in investing activities ..................       (11,836)      (8,964)
                                                                     ---------    ---------
FINANCING ACTIVITIES
  Increase in Federal Home Loan Bank advances, net .............          --            500
  Net increase in demand deposits and savings accounts .........         2,043       11,568
  Net (decrease) increase in certificates of deposit ...........        (1,415)       4,994
                                                                     ---------    ---------
        Net cash provided by financing activities ..............           628       17,062
                                                                     ---------    ---------
        Net decrease in cash and cash equivalents ..............        (1,122)        (785)
Cash and cash equivalents at beginning of period ...............        11,029        8,160
                                                                     ---------    ---------
Cash and cash equivalents at end of period .....................     $   9,907    $   7,375
                                                                     =========    =========

                             SOMERSET HILLS BANCORP

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                                  JUNE 30, 2002

(1)  RESTATEMENT

     In 2002, management determined that its methodology for recognizing gains on sales of mortgage loans was not in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Previously, gains on sale and related commissions payable were recorded at the time a loan to be sold was originated and committed to be sold rather than at the settlement date of the loan sale. Adjustments have been made in the books and records of the Company, and the financial statements have been restated to reflect the accounting for such sales. In accordance with SFAS 140, these adjustments primarily affected the time periods in which income was recognized. In addition, certain other reclassification entries were made to more properly reflect certain assets and liabilities in the consolidated financial statements. The following summarizes the restatement and reclassifications made to the consolidated financial statements (in thousands):


                                                          ORIGINALLY        ADJUSTMENTS AND
                                                           REPORTED        RECLASSIFICATIONS        RESTATED
                                                          ----------       -----------------        --------
CONSOLIDATED BALANCE SHEET:
---------------------------
Receivables from sale of mortgages ..................      $  7,229            $ (7,229)            $   --
Loans held for sale .................................      $   --              $  7,227             $  7,227
Other assets ........................................      $    272            $   (170)            $    102
Other liabilities ...................................      $    544            $    (82)            $    462
Accumulated deficit .................................      $ (3,301)           $    (90)            $ (3,391)
Total stockholders' equity ..........................      $ 12,709            $    (90)            $ 12,619

CONSOLIDATED STATEMENTS OF OPERATIONS, SIX MONTHS ENDED JUNE 30, 2002:
----------------------------------------------------------------------
Gains on sales of mortgage loans, net ...............      $  1,340            $    170             $  1,510
Provision for income taxes ..........................      $     36            $     15             $     51
Net (loss) income ...................................      $     (8)           $    155             $    147

Net (loss) income--basic ............................          0.00                0.09                 0.09
Net (loss) income--diluted ..........................          0.00                0.09                 0.09

CONSOLIDATED STATEMENTS OF OPERATIONS, SIX MONTH ENDED JUNE 30, 2001 (UNAUDITED):
---------------------------------------------------------------------------------
Gains on sales of mortgage loans, net ...............      $  1,211            $   (132)            $  1,079
Provision for income taxes ..........................      $     25            $    (10)            $     15
Net loss ............................................      $   (292)           $   (122)            $   (414)

Net loss--basic .....................................         (0.18)              (0.07)               (0.25)
Net loss--diluted ...................................         (0.18)              (0.07)               (0.25)

(2)  BASIS OF PRESENTATION

     The accompanying unaudited Consolidated Financial Statements included herein have been prepared by Somerset Hills Bancorp (the "Holding Company"), in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements have been condensed or omitted pursuant to such rules and regulations. These Consolidated Financial Statements should be read in conjunction with the audited financial statements and notes thereto.

     In the opinion of the Holding Company, all adjustments (consisting only of normal recurring accruals) which are necessary for the fair presentation of the operating results for the interim periods have been included. The results of operations for periods of less than a year are not necessarily indicative of results for the full year.

(3)  NET INCOME (LOSS) PER COMMON SHARE

     Basic and diluted net income per common share for the six months ended June 30, 2002 is calculated by dividing the net income of $147,000 by the weighted average number of shares outstanding of 1,667,558 and 1,668,319, respectively. Stock options to purchase 449,398 shares of the Holding Company's common stock at an average exercise price of $9.99 were excluded from the net income per share calculation because they were anti-dilutive.

     Basic and diluted net loss per common share for the six months ended June 30, 2001 is calculated by dividing the net loss of $414,000 by the weighted average number of shares outstanding of 1,652,339 and 1,652,762, respectively. Stock options to purchase 389,998 shares of the Holding Company's common stock at an average exercise price of $10.09 were excluded from the net income per share calculation because they were anti-dilutive.

     Earnings per share and all share data has been restated to reflect the effect of the 5% stock dividend paid on May 15, 2002.

(4)  REPORTABLE SEGMENTS

     The Company has identified reportable operating segments in accordance with the provisions of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."

     The primary activities of the Bank include acceptance of deposits from the general public, origination of mortgage loans on residential and commercial real estate, commercial and consumer loans, and investment in debt securities, mortgage-backed securities and other financial instruments (community banking). Sullivan Financial Services, Inc. provides mortgage banking services to customers on behalf of investor companies (mortgage banking).

     The Company follows accounting principles generally accepted in the United States of America as described in the summary of significant accounting policies. Consolidation adjustments reflect elimination of intersegment revenue and expenses and balance sheet accounts.

     The following table sets forth certain information about and the reconciliation of reported net income for each of the reportable segments as of and for the six months ended June 30, 2002 (in thousands).


                                                        SULLIVAN FINANCIAL     ELIMINATING
                                           THE BANK        SERVICES, INC.        ENTRIES        CONSOLIDATED
                                           --------        --------------      -----------      ------------
     Interest income ................     $  3,073            $   308            $ (197)        $   3,184
     Interest expense ...............        1,362                197              (197)            1,362
     Provision for loan losses ......          220                 --                --               220
     Non-interest income ............          129              1,522               (46)            1,605
     Non-interest expense ...........        1,984              1,071               (46)            3,009
     Net income (loss) ..............         (364)               511                --               147

     Total loans, net ...............     $ 80,649            $    --            $   --         $  80,649
     Total deposits .................      103,581                 --                --           103,581
     Total assets ...................      109,514              9,708                --           119,222

     The following table sets forth certain information about and the reconciliation of reported net income for each of the reportable segments as of and for the six months ended June 30, 2002 (in thousands).


                                                        SULLIVAN FINANCIAL     ELIMINATING
                                           THE BANK        SERVICES, INC.        ENTRIES        CONSOLIDATED
                                           --------        --------------      -----------      ------------
Interest income .....................     $  3,133            $   306             $ (327)        $  3,112
Interest expense ....................        1,802                327               (327)           1,802
Provision for loan losses ...........          234                 --                 --              234
Non-interest income .................           79              1,079                (28)           1,130
Non-interest expense ................        1,703                930                (28)           2,605
Net income (loss) ...................        (527)                113                 --             (414)

Total loans, net ....................     $ 63,331            $    --             $   --         $ 63,331
Total deposits ......................       85,426                 --                 --           85,426
Total assets ........................       83,310             15,910                 --           99,220

(5)  RECENT ACCOUNTING PRONOUNCEMENTS

     SFAS NO. 142

     On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted Statement No. 142 effective January 1, 2002.

     As of December 31, 2001, the Bank had unamortized goodwill in the amount of $1,191,000 as a result of the acquisition of financial institutions for which the amortization ceased upon the adoption of Statement No. 142. If SFAS No. 142 had been adopted on January 1, 2001, net income before income taxes would have increased as a result of ceasing the amortization of goodwill by $33,000 for the six months ended June 30, 2001 and the basic and diluted net income (loss) per common share would have been as follows:

                                               FOR THE SIX MONTHS ENDED JUNE 30,
                                               ---------------------------------
                                                     2002           2001
                                                    -----          ------
       Reported: net income (loss) ..........       $ 147          $ (414)
       Add back-Goodwill Amortization .......                          33
                                                    -----          ------
       Adjusted net income (loss) ...........       $ 147          $ (381)
                                                    =====          ======
       Basic earnings per share
       Reported net income (loss) ...........       $ .09          $ (.25)
       Goodwill Amortization ................                         .02
                                                    -----          ------
       Adjusted net income ..................       $ .09          $ (.23)
                                                    =====          ======

     SFAS NO. 144

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, SFAS No. 144 also changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after

     December 15, 2001 and interim periods within those fiscal years. The adoption of this statement did not have a significant impact on the financial condition or results of operations of the Company.

(6)  SUBSEQUENT EVENT

     STOCK OFFERING

     On August 15, 2002, the Board of Directors of the Company approved an underwritten public offering of up to $10,000,000 in units, consisting of one share of the Company's common stock and one warrant to purchase one share of common stock at a specified price until a specified date. Offering costs will be deducted from the proceeds of the shares sold in the offering.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Somerset Hills Bancorp
Bernardsville, New Jersey:

We have audited the accompanying consolidated balance sheets of Somerset Hills Bancorp and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Somerset Hills Bancorp and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the consolidated financial statements, the Company has restated its consolidated financial statements as of and for the years ended December 31, 2001 and 2000.

/s/ KPMG LLP
-----------------------------
KPMG LLP

Short Hills, New Jersey
September 6, 2002

                             SOMERSET HILLS BANCORP

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2001 AND 2000
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                               RESTATED
                                                                       -------------------------
                                                                          2001            2000
                                                                       ---------       ---------
ASSETS
  Cash and due from banks ........................................     $   7,129       $   1,585
  Federal funds sold .............................................         3,900           6,575
                                                                       ---------       ---------
        Total cash and cash equivalents ..........................        11,029           8,160

  Loans held for sale ............................................        17,194           3,536
  Investment securities available-for-sale .......................        17,255           9,027

  Loans receivable ...............................................        68,576          55,745
    Less allowance for loan losses ...............................          (882)           (408)
    Deferred fees ................................................          (108)            (84)
                                                                       ---------       ---------
        Net loans receivable .....................................        67,586          55,253

  Premises and equipment, net ....................................         3,889           4,192
  Goodwill, net ..................................................         1,191           1,243
  Accrued interest receivable ....................................           499             502
  Other assets ...................................................           102             348
                                                                       ---------       ---------
        Total assets .............................................     $ 118,745       $  82,261
                                                                       =========       =========

                LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits
    Non-interest bearing--demand .................................     $  13,272       $   9,880
    Interest bearing--NOW, money market and savings ..............        53,898          20,037
    Certificates of deposit, under $100,000 ......................        26,911          30,437
    Certificates of deposit, $100,000 and over ...................         8,872           8,510
                                                                       ---------       ---------
        Total deposits ...........................................       102,953          68,864

  Federal Home Loan Bank advances ................................         2,500            --
  Accrued interest payable .......................................            82              47
  Other liabilities ..............................................           882             449
                                                                       ---------       ---------
        Total liabilities ........................................       106,417          69,360
                                                                       ---------       ---------
STOCKHOLDERS' EQUITY
  Preferred stock--1,000,000 shares authorized, none issued ......          --              --
  Common stock--authorized, 5,000,000 shares of no par value;
    issued and outstanding, 1,652,339 shares at
    December 31, 2001 and 2000, respectively .....................        15,866          15,866
  Accumulated deficit ............................................        (3,538)         (2,978)
  Accumulated other comprehensive income .........................          --                13
                                                                       ---------       ---------
        Total stockholders' equity ...............................        12,328          12,901
                                                                       ---------       ---------
        Total liabilities and stockholders' equity ...............     $ 118,745       $  82,261
                                                                       =========       =========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             SOMERSET HILLS BANCORP

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                RESTATED
                                                                       ----------------------------
                                                                          2001             2000
                                                                       -----------      -----------
INTEREST INCOME
  Loans, including fees ...........................................    $     5,474      $     3,805
  Federal funds sold ..............................................            411              467
  Investment securities ...........................................            596              566
  Cash and due from banks .........................................             19                4
                                                                       -----------      -----------
        Total interest income .....................................          6,500            4,842

INTEREST EXPENSE
  Deposits ........................................................          3,636            2,785
  Federal funds purchased .........................................              7                8
  Borrowings ......................................................             48                9
  Securities sold under agreement to repurchase ...................           --                  2
                                                                       -----------      -----------
        Total interest expense ....................................          3,691            2,804
                                                                       -----------      -----------
        Net interest income .......................................          2,809            2,038

PROVISION FOR LOAN LOSSES .........................................            583              233
                                                                       -----------      -----------
        Net interest income after provision for loan losses .......          2,226            1,805
                                                                       -----------      -----------
NON-INTEREST INCOME
  Service fees on deposit accounts ................................             96               53
  Gains on sales of mortgage loans, net ...........................          2,572            1,350
  Other income ....................................................             11                4
  Gains on sales of investment securities, net ....................             75             --
                                                                       -----------      -----------
        Total non-interest income .................................          2,754            1,407
                                                                       -----------      -----------
NON-INTEREST EXPENSE
  Salaries and employee benefits ..................................          3,147            2,426
  Occupancy expense ...............................................            840              675
  Other operating expenses ........................................          1,486            1,198
                                                                       -----------      -----------
        Total non-interest expense ................................          5,473            4,299
                                                                       -----------      -----------
        Loss before provision for taxes ...........................           (493)          (1,087)

PROVISION FOR INCOME TAXES ........................................             67               12
                                                                       -----------      -----------
        NET LOSS ..................................................    $      (560)     $    (1,099)
                                                                       ===========      ===========

Per share data

  Net loss--basic .................................................    $     (0.34)     $     (0.67)
                                                                       ===========      ===========

  Net loss--diluted ...............................................    $     (0.34)     $     (0.67)
                                                                       ===========      ===========

Average shares outstanding ........................................      1,652,339        1,636,913

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             SOMERSET HILLS BANCORP


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                     YEARS ENDED DECEMBER 31, 2001 AND 2000
                                 (IN THOUSANDS)


                                                                               ACCUMULATED
                                                                                  OTHER                              TOTAL
                                                  COMMON      ACCUMULATED     COMPREHENSIVE     COMPREHENSIVE     STOCKHOLDERS'
                                                   STOCK        DEFICIT       INCOME (LOSS)          LOSS            EQUITY
                                                 --------     -----------     -------------     -------------     -------------
Balance, December 31, 1999 ...................    14,766           1,879               (85)                           16,560

  Acquisition of Sullivan Financial
    Services, Inc. ...........................     1,100             --                 --                             1,100
  Net loss for the year ......................        --         (1,099)                --         $ (1,099)          (1,099)
  Other comprehensive income, net of
    reclassification adjustments .............        --             --                 98               98              98
                                                --------       --------               ----         --------         --------
        Total comprehensive loss                                                                   $ (1,001)
                                                                                                   ========
Balance, December 31, 2000 (restated) ........    15,866         (2,978)                13                            12,901

  Net loss for the year ......................        --           (560)                --         $   (560)            (560)
  Other comprehensive loss, net of
    reclassification adjustments .............        --             --                (13)             (13)             (13)
                                                --------       --------               ----         --------         --------
        Total comprehensive loss                                                                   $   (573)
                                                                                                   ========
Balance, December 31, 2001 (restated) ........  $ 15,866       $ (3,538)              $ --                          $ 12,328
                                                ========       ========               ====                          ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             SOMERSET HILLS BANCORP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000
                                 (IN THOUSANDS)


                                                                                  RESTATED
                                                                          -------------------------
                                                                             2001           2000
                                                                          ---------       ---------
OPERATING ACTIVITIES
  Net loss ..........................................................     $    (560)      $  (1,099)
  Adjustments to reconcile net loss to net cash
   used in operating activities
    Depreciation and amortization ...................................           440             400
    Provision for loan losses .......................................           583             233
    Gain on sale of equipment .......................................            (6)           --
    Gains on sales of investment securities, net ....................           (75)           --
    Mortgage loans originated for sale ..............................      (222,971)        (92,509)
    Proceeds from mortgage loan sales ...............................       211,885          90,869
    Gain on sale of mortgage loans ..................................        (2,572)         (1,350)
    (Increase) decrease in accrued interest receivable ..............             3            (179)
    Decrease (Increase) in other assets .............................           245            (279)
    Increase in accrued interest payable ............................            35              35
    Increase in other liabilities ...................................           433             304
                                                                          ---------       ---------
        Net cash used in operating activities .......................       (12,560)         (3,575)
                                                                          ---------       ---------
INVESTING ACTIVITIES
  Purchases of investment securities available-for-sale .............       (17,749)            (30)
  Maturity and payments of investment securities
    available for sale ..............................................         7,006             986
  Proceeds from sale of investment securities available for sale ....         2,577            --
  Cash paid to acquire business .....................................           (13)           (193)
  Net increase in loans receivable ..................................       (12,915)        (22,963)
  Proceeds from sale of equipment ...................................            12            --
  Purchases of premises and equipment ...............................           (78)           (864)
                                                                          ---------       ---------
        Net cash used in investing activities .......................       (21,160)        (23,064)
                                                                          ---------       ---------
FINANCING ACTIVITIES
  Increase in Federal Home Loan Bank advances, net ..................         2,500            --
  Net increase in demand deposits and savings accounts ..............        37,253          15,996
  Net (decrease) increase in certificates of deposit ................        (3,164)         14,019
  Net decrease in securities sold under agreements
    to repurchase ...................................................          --              (390)
                                                                          ---------       ---------
        Net cash provided by financing activities ...................        36,589          29,625
        Net increase in cash and cash equivalents ...................         2,869           2,986
Cash and cash equivalents at beginning of period ....................         8,160           5,174
                                                                          ---------       ---------
Cash and cash equivalents at end of period ..........................     $  11,029       $   8,160
                                                                          =========       =========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             SOMERSET HILLS BANCORP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE A--ORGANIZATION

     On January 20, 2000, the Board of Directors of The Bank of the Somerset Hills, now Somerset Hills Bank (the Bank) unanimously adopted a Plan of Acquisition (the Plan) pursuant to which a holding company structure was established and Somerset Hills Bancorp (the Company), a newly formed New Jersey corporation, became the owner of the Bank and a one-bank holding company, and the stockholders of the Bank will become the stockholders of Somerset Hills Bancorp through an exchange of one share of the common stock of Somerset Hills Bancorp for each outstanding share of common stock of the Bank. The Plan was approved by the Stockholders at the April 27, 2000 annual meeting. The effective date of this reorganization was January 1, 2001. Prior periods have been restated to reflect this conversion.

     The Bank is a New Jersey state-chartered banking institution and provides banking services to small and medium-sized businesses, professionals and individual consumers in the area of Somerset and Morris counties, New Jersey. Additionally, the Bank competes with other banking and financial institutions in its market communities, including financial institutions with resources substantially greater than its own. Commercial banks, credit unions and money market funds actively compete for savings and time deposits and for similar types of loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it provides.

     The Bank is subject to regulations of certain state and federal agencies and, accordingly, it is periodically examined by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is susceptible to being affected by state and federal legislation and regulations.

     On March 13, 2000, the Bank acquired 100% of the issued and outstanding stock of Sullivan Financial Services, Inc. in a tax-free exchange for 77,322 shares of common stock of the Bank, now the Company. Sullivan Financial Services, Inc., a wholly-owned subsidiary of The Bank of the Somerset Hills, is a mortgage banker engaged in extending mortgage commitments to customers in New Jersey, New York and Florida and is a FHA and VA correspondent lender, from the appropriate regulatory agencies. The Bank used purchase accounting to account for such acquisition.

NOTE B--RESTATEMENT

     In 2002, management determined that its methodology for recognizing gains on sales of mortgage loans was not in accordance with SFAS 140, Accounting for Transactions and Servicing of Financial Assets and Extinguishments of Liabilities. Previously, gains on sale and related commissions payable were recorded at the time a loan to be sold was originated and committed to be sold rather than at the settlement date of the loan sale. Adjustments have been made in the books and records of the Company, and the financial statements have been restated to reflect the accounting for such sales. In accordance with SFAS 140, these adjustments primarily affected the time periods in which income was recognized. In addition, certain other reclassification entries were made to more properly reflect certain assets and liabilities in the consolidated financial statements. The following summarizes the restatement and reclassifications made to the consolidated financial statements (in thousands):

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000

AS OF OR FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands, except for share amounts)


                                                                 ADJUSTMENTS
                                                ORIGINALLY           AND
                                                 REPORTED      RECLASSIFICATIONS        RESTATED
                                                 --------      -----------------        --------
CONSOLIDATED BALANCE SHEET:
  Receivables from sale of mortgages ........    $ 17,231           $(17,231)           $   --
  Loans held for sale .......................    $   --             $ 17,194            $ 17,194
  Other assets ..............................    $    595           $   (493)           $    102
  Other liabilities .........................    $  1,164           $   (282)           $    882
  Accumulated deficit .......................    $ (3,293)          $   (245)           $ (3,538)
  Total stockholders' equity ................    $ 12,573           $   (245)           $ 12,328

CONSOLIDATED STATEMENT OF OPERATIONS:
  Gains on sales of mortgage loans, net .....    $  2,714           $   (142)           $  2,572
  Provision for income taxes ................    $     77           $    (10)           $     67
  Net loss ..................................    $   (429)          $   (131)           $   (560)
  Net loss--basic ...........................       (0.27)             (0.07)*             (0.34)
  Net loss--diluted .........................       (0.27)             (0.07)*             (0.34)


AS OF OR FOR THE YEAR ENDED DECEMBER 31, 2000
(in thousands, except for share amounts)


                                                                 ADJUSTMENTS
                                                ORIGINALLY           AND
                                                 REPORTED      RECLASSIFICATIONS        RESTATED
                                                 --------      -----------------        --------
CONSOLIDATED BALANCE SHEET:
  Receivables from sale of mortgages ........    $  3,425           $ (3,425)           $   --
  Loans held for sale .......................    $   --             $  3,536            $  3,536
  Loans receivable ..........................    $ 55,888           $   (143)           $ 55,745
  Other assets ..............................    $    392           $    (44)           $    348
  Other liabilities .........................    $    411           $     38            $    449
  Accumulated deficit .......................    $ (2,864)          $   (114)           $ (2,978)
  Total stockholders' equity ................    $ 13,015           $   (114)           $ 12,901

CONSOLIDATED STATEMENT OF OPERATIONS:
  Gains on sales of mortgage loans, net .....    $  1,474           $   (124)           $  1,350
  Provision for income taxes ................    $     22           $    (10)           $     12
  Net loss ..................................    $   (985)          $   (114)           $ (1,099)
  Net loss--basic ...........................       (0.63)             (0.04)*             (0.67)
  Net loss--diluted .........................       (0.63)             (0.04)*             (0.67)

-------------

* Includes restatement to reflect the effect of the 5% 2002 stock dividend

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000


NOTE C--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     1. BASIS OF FINANCIAL STATEMENT PRESENTATION

     The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank and its wholly-owned subsidiary, Sullivan Financial Services, Inc. The financial statements include the operations of Sullivan Financial Services, Inc. from the date of acquisition. All material intercompany balances and transactions have been eliminated in the financial statements.

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Therefore, actual results could differ from those estimates.

     The principal estimate that is particularly susceptible to significant change in the near term relates to the allowance for loan losses. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, and current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

     Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company has two reportable segments: community banking and mortgage banking.

     2. CASH AND DUE FROM BANKS

     Included in cash and due from banks at December 31, 2001 and 2000 is $1,346,000 and $132,000, respectively, representing reserves required by banking regulations.

     3. INVESTMENT SECURITIES

     Debt and equity securities classified as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of income taxes. The net effect of unrealized gains or losses, caused by marking an available-for-sale portfolio to market, could cause fluctuations in the level of undivided profits and equity-related financial ratios as market interest rates cause the fair value of fixed-rate securities to fluctuate.

     Investment and mortgage-backed securities which the Company has the ability and intent to hold to maturity are held for investment purposes and carried at cost, adjusted for amortization of premium and accretion of discount over the terms of the maturity in a manner which approximates the interest method. At the time of purchase, the Company makes a determination as to whether or not it will hold the investment securities to maturity. Gains or losses on the sales of securities available-for-sale are recognized upon realization utilizing the specific identification method. The Company has classified all its securities as available-for-sale at December 31, 2001 and 2000.

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was amended in June 1999 by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133, and in June 2000 by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, (collectively SFAS No. 133). SFAS No. 133 requires that

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000

     entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of all derivative instruments not recognized as hedge accounting are recognized in current year earnings. The Company adopted SFAS No. 133 effective January 1, 2001. No adjustment was required as a result of the change in accounting principle.

     4. LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal, adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest on loans is accrued and credited to operations based upon the principal amounts outstanding. The allowance for loan losses is maintained at an amount management deems adequate to cover estimated losses. In determining the level to be maintained, management evaluates many factors, including current economic trends, industry experience, historical loss experience, industry loan concentrations, the borrowers' ability to repay and repayment performance, and estimated collateral values. In the opinion of management, the present allowance is adequate to absorb probable loan losses.

     While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions or any of the other factors used in management's determination. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

     Interest on loans is accrued and credited to operations based upon the principal amounts outstanding. Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other non-accrual loans is recognized only to the extent of interest payments received.

     A loan is considered impaired when, based on current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows or as a practical expedient, at the loans observable market price, or the fair value of the underlying collateral. At December 31, 2001 and 2000, the Company had no impaired loans.

     5. LOANS HELD FOR SALE

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Market value is determined by purchase commitments from investors and prevailing market prices. Loans are sold with servicing released; the gain or loss on sale is recorded on the settlement date.

     6. BANK PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to operations on a straight-line basis over the estimated useful lives of the assets.

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, SFAS No. 144 makes changes to the scope and certain measurement requirements of existing accounting guidance. SFAS No. 144 also changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

     7. GOODWILL

     On March 13, 2000, the Bank acquired Sullivan Financial Services, Inc. for 77,322 shares of common stock (valued at $1,100,000) of the Bank, now the Company. This acquisition was accounted for under the purchase method of accounting. This acquisition resulted in the Bank recording goodwill of approximately $1,293,000, which is being amortized on a straight-line basis over 20 years. Amortization of goodwill was approximately $65,000 and $50,000 for the years ended December 31, 2001 and 2000, respectively.

     On July 20, 2001, SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets, were issued. These statements are expected to result in significant modifications relative to the Company's accounting for goodwill and other intangible assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 was effective upon issuance. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. SFAS No. 142 will be effective for fiscal years beginning after December 31, 2001. Upon adoption of SFAS No. 142 on January 1, 2002, the Company no longer amortizes goodwill, thereby eliminating an annual amortization expense of approximately $65,000. The Company has determined that there will be no significant goodwill impairment.

     8. INCOME TAXES

     Under the asset liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities. The effect of a change in the tax rate on deferred taxes is recognized in the period of the enactment date.

     9. LOSS PER SHARE

     Basic loss per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted loss per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Loss per share is computed based on the weighted average number of shares of common stock outstanding. All per share amounts have been restated for the effect of the 5% stock distribution paid on May 15, 2002.

     10. ADVERTISING COSTS

     The Company expenses advertising costs as incurred.

     11. SUPPLEMENTAL CASH FLOWS INFORMATION

     The Company considers cash on hand, amounts due from banks, and federal funds sold as cash equivalents. Generally, federal funds are purchased and sold for one day periods. Cash paid for interest

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000

     was approximately $3,655,000 and $2,769,000 for the years ended December 31, 2001 and 2000, respectively and cash paid for income taxes was approximately $45,000 and $18,000 for the years ended December 31, 2001 and 2000, respectively. In 2000, stock totaling $1,100,000 in value was issued to acquire Sullivan Financial Services, Inc.

     12. COMPREHENSIVE LOSS

     Comprehensive loss includes net loss and unrealized gains and losses on investment securities available for sale.

     No income tax expense or benefit was recorded on the Company's investment securities available for sale because of the Company's net operating losses for the years ended December 31, 2001 and 2000.

NOTE D--SALES OF RESIDENTIAL MORTGAGE LOANS

     During the year ended December 31, 2001, the Company sold residential mortgage loans, on a servicing released basis, with a book value of approximately $209,313,000 to third party investor companies of which approximately $211,885,000 was received in cash, resulting in net gains of approximately $2,572,000.

     During the year ended December 31, 2000, the Company sold residential mortgage loans, on a servicing released basis, with a book value of approximately $89,519,000 to third party investor companies of which approximately $90,869,000 was received in cash, resulting in net gains of approximately $1,350,000.

NOTE E--INVESTMENT SECURITIES

     The amortized cost, gross unrealized gains and losses, and fair value of the Company's investment securities available-for-sale are as follows (in thousands):

                                                                   DECEMBER 31, 2001
                                                    ------------------------------------------------
                                                                   GROSS         GROSS
                                                    AMORTIZED    UNREALIZED   UNREALIZED     FAIR
                                                      COST         GAINS        LOSSES       VALUE
                                                    ---------    ----------   ----------    --------
U.S. Government agency securities .........         $ 17,100        $ 83         $ 83       $ 17,100
Other .....................................              155          --           --            155
                                                    --------        ----         ----       --------
                                                    $ 17,255        $ --         $ --       $ 17,255
                                                    ========        ====         ====       ========

                                                                   DECEMBER 31, 2000
                                                    ------------------------------------------------
                                                                   GROSS         GROSS
                                                    AMORTIZED    UNREALIZED   UNREALIZED     FAIR
                                                      COST         GAINS        LOSSES       VALUE
                                                    ---------    ----------   ----------    --------
U.S. Government agency securities .........         $  8,984        $ 13         $ --       $  8,997
Other .....................................               30          --           --             30
                                                    --------        ----         ----       --------
                                                    $  9,014        $ 13         $ --       $  9,027
                                                    ========        ====         ====       ========

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000

     The amortized cost and fair value of the Company's investment securities available-for-sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands).

                                                         AMORTIZED        FAIR
                                                            COST          VALUE
                                                         ---------      --------
           Due in one year or less .................      $  3,998     $  4,035
           Due in one year to five years ...........         2,513        2,544
           Due in five years to ten years ..........           991          980
           Due after ten years .....................         9,598        9,541
                                                          --------     --------
                                                            17,100       17,100
           Equity securities .......................           155          155
                                                          --------     --------
                                                          $ 17,255     $ 17,255
                                                          ========     ========

     Investments securities, totaling approximately $521,000 and $1,001,000 at December 31, 2001 and 2000, respectively, were pledged as collateral to secure deposits as required or permitted by law.

NOTE F--LOANS

     Loans are as follows (in thousands):

                                                               DECEMBER 31,
                                                          --------------------
                                                            2001        2000
                                                          --------    --------
     Commercial and commercial real estate ..........     $ 42,248    $ 24,890
     Residential real estate ........................        3,961       4,493
     Consumer, installment and home equity ..........       22,367      26,362
                                                          --------    --------
                                                            68,576      55,745
     Less

       Allowance for loan losses ....................         (882)       (408)
       Deferred fees ................................         (108)        (84)
                                                          --------    --------
                                                          $ 67,586    $ 55,253
                                                          ========    ========

     Non-performing assets include loans past due 90 days or more, impaired loans and other real estate owned. There were approximately $6,900 and $4,500 of loans classified as non-performing assets as of December 31, 2001 and 2000, respectively.

     In the ordinary course of business, the Bank has granted loans to stockholders, officers, directors, and their affiliates. All loan transactions entered into between the Bank and such related parties were made on the same terms and conditions as transactions with all other parties. The aggregate amount of these loans outstanding at December 31, 2001 and 2000 was approximately $2,333,000 and $1,655,000, respectively. During 2001, new loans to such related parties amounted to approximately $1,911,000 and repayments amounted to approximately $140,000.

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000

     Changes in the allowance for loan losses, were as follows (in thousands):

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                              ---------------
                                                              2001      2000
                                                              -----     -----
             Balance, beginning of year ...............       $ 408     $ 212
             Chargeoffs ...............................        (112)      (37)
             Recoveries ...............................           3        --
             Provision charged to operations ..........         583       233
                                                              -----     -----
             Balance, end of year .....................       $ 882     $ 408
                                                              =====     =====

NOTE G--PREMISES AND EQUIPMENT

     Premises and equipment are as follows (in thousands):


                                                                                     DECEMBER 31,
                                                                 ESTIMATED         -----------------
                                                                USEFUL LIVES        2001      2000
                                                                ------------       ------    -------
        Land ..............................................        Indefinite     $   592    $   592
        Buildings and improvements ........................     10-39.5 years       2,692      2,705
        Furniture, fixtures and equipment .................           5 years         982        967
        Leasehold improvements ............................           5 years         134        122
        Computer equipment and software ...................         3-5 years         532        497
                                                                                  -------    -------
                                                                                    4,932      4,883
        Less accumulated depreciation and amortization ....                        (1,043)      (691)
                                                                                  -------    -------
                                                                                  $ 3,889    $ 4,192
                                                                                  =======    =======

     Depreciation charged to operations amounted to approximately $375,000 and $350,000 for the years ended December 31, 2001 and 2000.

NOTE H--CERTIFICATES OF DEPOSIT

     At December 31, 2001, the scheduled maturities of certificates of deposit are summarized as follows (in thousands):

               2002 ..................................       $ 22,661
               2003 ..................................          5,209
               2004 ..................................          5,670
               2005 ..................................            290
               2006 ..................................          1,953
                                                             --------
                                                             $ 35,783
                                                             ========

     Deposits held at the Company by related parties, which include officers, directors, and companies in which directors of the Board have a significant ownership interest, approximated $6,157,000 and $4,698,000 at December 31, 2001 and 2000, respectively.

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000



NOTE I--BORROWINGS

     1. FEDERAL HOME LOAN BANK BORROWING

     As of December 31, 2001, the Bank had an approved borrowing capacity with the Federal Home Loan Bank of New York (FHLB), based on total assets and collateral available, collateralized by FHLB stock investment securities and qualifying mortgages loans. Borrowings under this arrangement have interest rates that range from 3.62% to 5.57% at December 31, 2001. At December 31, 2001, $2,500,000 in borrowings were outstanding with the FHLB, and mature between three and ten years.

     2. WAREHOUSE LINE OF CREDIT

     During August 2000, Sullivan Financial Services, Inc. obtained a $1,000,000 warehouse line of credit with a financial institution, at interest rates that fluctuate based on market conditions. This warehouse line of credit is for liquidity purposes at Sullivan Financial Services, Inc. and expires on August 31, 2002 and was not renewed. As of December 31, 2001 and 2000, Sullivan Financial Services, Inc. had no borrowings outstanding. This line of credit is guaranteed by the Bank.

     Sullivan Financial Services, Inc. had a $6,000,000 warehouse credit facility with a financial institution, bearing interest at prime. The facility was collateralized by a first or second lien interest in the loans being financed by facility draws. This agreement contained certain covenants, including the maintenance of certain financial ratios. This facility expired on May 31, 2000. Interest expense was approximately $8,600 for the period March 13, 2000 (date of acquisition) through December 31, 2000.

     3. CREDIT LINES

     During February and December 2000, the Bank received approval for two lines of credit with financial institutions, collateralized by investment securities, aggregating $6,000,000. Borrowings under these agreements have interest rates that fluctuate based on market conditions. The Company had no borrowings outstanding as of December 31, 2001 and 2000, respectively.

NOTE J--INCOME TAXES

     Deferred income taxes are provided for the temporary difference between the financial reporting basis and the tax basis of the Company's assets and liabilities.

     The components of income taxes are summarized as follows (in thousands):

                                                     YEARS ENDED
                                                     DECEMBER 31,
                                                 --------------------
                                                   2001        2000
                                                   ----        ----
               Current ........................    $ 67        $ 12
               Deferred........................      --          --
                                                   ----        ----
                                                   $ 67        $ 12
                                                   ====        ====

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000



     The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal Federal income tax rate (34%) to income before taxes (in thousands):

                                                                                  YEARS ENDED
                                                                                  DECEMBER 31,
                                                                            ----------------------
                                                                              2001          2000
                                                                            --------      --------
            Federal income tax benefit ..................................    $  (168)       $ (370)
            Add (deduct) effect of:
              State income tax on subsidiary net income,
                net of federal benefit ..................................         44             8
              State income taxes net of federal income tax effect .......        (64)          (69)
              Change in valuation reserve ...............................        222           417
              Meals and entertainment ...................................         14             9
              Goodwill ..................................................         22            17
              Other .....................................................          1            --
                                                                             -------        ------
                                                                             $    67        $   12
                                                                             =======        ======



     The tax effects of existing temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                                 DECEMBER 31,
                                                                             ---------------------
                                                                               2001          2000
                                                                             -------        ------
            Deferred tax assets:
              Allowance for loan losses ................................     $   352        $  163
              Organization and start-up costs ..........................          43            67
              Charitable contribution carryover ........................           4             1
              Depreciation .............................................          18            27
              Net operating loss carryover .............................       1,439         1,250
                                                                             -------        ------
                                                                               1,856         1,508
            Valuation Reserve ..........................................       1,447         1,220
                                                                             -------        ------
                                                                                 409           288
                                                                             -------        ------
            Deferred tax liabilities:
              Tax bad debt .............................................         409           283
              Unrealized gains on investment securities available
               for sale                                                           --             5
                                                                             -------        ------
                                                                                 409           288
                                                                             -------        ------
            Net deferred tax assets ....................................     $    --        $   --
                                                                             =======        ======


     At December 31, 2001, the Bank has Federal and state income tax loss carryforwards of approximately $3,482,000 and $4,288,000, respectively, which expire in 2008 for state purposes and 2021 for Federal purposes.

     In view of the Company's operating loss history and the risks associated with its ability to generate taxable income in the future, management has provided for the valuation allowance reflected in the schedule above.

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000


NOTE K--RELATED PARTY TRANSACTIONS

     A director of the Company is a member of the law firm which represents the Company as general counsel. The Company paid fees to this law firm, relating to general corporate matters, of approximately $139,000 and $58,000 for the years ended December 31, 2001 and 2000, respectively. This law firm had approximately $2,885,000 and $1,734,000 of deposits held with the Company as of December 31, 2001 and 2000. The director had outstanding loan balances of $267,220 and $245,833 at December 31, 2001 in connection with two term loans made by the bank.

NOTE L--LOSS PER SHARE

     The following table illustrates the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted loss per share computations (in thousands, except share amounts):

                                                           YEAR ENDED DECEMBER 31, 2001
                                                        ----------------------------------
                                                                                 PER SHARE
                                                         LOSS         SHARES       AMOUNT
                                                        ------      ---------    ---------
           Basic Loss Per Share
             Net loss available to common
               stockholders ........................    $ (560)     1,652,339     $ (0.34)
           Effect of dilutive securities
             Options ...............................        --             --          --
                                                        ------      ---------     -------
           Diluted Loss Per Share
             Net loss available to common
               stockholders plus
               assumed conversion ..................    $ (560)     1,652,339     $ (0.34)
                                                        ======      =========     =======


     Stock options to purchase 443,098 shares of common stock with exercise prices ranging from $8.10 to $12.38 were not included in the computation of diluted loss because they were anti-dilutive.

                                                                           YEAR ENDED DECEMBER 31, 2000
                                                                   ------------------------------------------
                                                                                                    PER SHARE
                                                                     LOSS           SHARES            AMOUNT
                                                                   --------        --------         --------
       Basic Loss Per Share
         Net loss available to common stockholders ..............  $ (1,099)       1,636,913         $ (0.67)
       Effect of dilutive securities
         Options ................................................        --               --              --
                                                                    --------        --------         -------
       Diluted Loss Per Share
         Net loss available to common stockholders plus
           assumed conversion ...................................  $ (1,099)       1,636,913         $ (0.67)
                                                                   ========        =========         =======


       Options to purchase 309,698 shares of common stock with exercise prices ranging from $8.10 to $12.38 were not included in the computation of diluted loss per share because they were anti-dilutive.

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000



NOTE M--STOCK OPTION PLANS

     The Board of Directors of the Company adopted three stock option plans, for the members of the board of directors, members of the advisory boards of the Bank, executive officers, and certain employees of the Bank. Both the 1998 Combined Stock Option Plan and the Non-Qualified Option (NQO) Plan were approved at the Company's shareholders meeting held on April 22, 1999. The 2001 Combined Stock Option Plan was approved at the Company's shareholders meeting held on April 17, 2001.

     The Company's 1998 Combined Stock Option Plan (the Combined Plan) and Non-Qualified Stock Option Plan provides for the granting of options to acquire up to 315,000 shares of the Company's common stock. The Company's 2001 Combined Stock Option Plan (2001 Combined Plan) provides for the granting of 210,000 shares of the Company's common stock. Both incentive stock options (ISOs) and NQOs may be granted under the plans. The shares of common stock that may be purchased pursuant to ISOs granted under the Combined Plan is limited to 157,500. The number of shares of common stock that may be purchased pursuant to NQOs granted under the Combined Plan is 78,750. Only key employees of the Company may receive ISOs under the Combined Plan and the 2001 Combined Plan. Only NQOs may be granted under the NQO Plan. Service providers to the Company, including key employees, directors or members of advisory boards of the Bank, may receive NQOs under the Combined Plan, the 2001 Combined Plan and the NQO Plan.

     Options granted pursuant to the Combined Plan, the NQO Plan and the 2001 Combined Stock Option Plan must be exercisable at a price greater than or equal to the par value of the Common Stock, but in no event may the option price be lower than (i) in the case of an ISO, the fair market value of the shares subject to the ISO on the date of grant, (ii) in the case of an NQO issued to a Director as compensation for serving as a Director or as a member of the advisory boards of the Bank, the fair market value of the shares subject to the NQO on the date of grant, and (iii) in the case of an NQO issued to a grantee as employment compensation, eighty-five percent (85%) of the fair market value of the shares subject to the NQO on the date of grant. In addition, no ISO may be granted to an employee who owns common stock possessing more than ten percent (10%) of the total combined voting power of the Bank's common stock unless the price is at least 110% of the fair market value (on the date of grant) of the common stock.

     SFAS No. 123, Accounting for Stock-Based Compensation allows an entity to use a fair value-based method for valuing stock-based compensation which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the statement permits entities to elect accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Entities that elect to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and EPS, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company's stock option plans are accounted for under APB Opinion No. 25.

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000




     Had compensation cost of the above stock option plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and diluted loss per share would have been increased to the pro forma amounts shown below (in thousands).

                                                                       DECEMBER 31,
                                                                   --------------------
                                                                    2001         2000
                                                                   ------      --------
             Net loss
               As reported ....................................    $ (560)     $ (1,099)
               Pro forma ......................................    $ (954)     $ (1,458)


                                                                       DECEMBER 31,
                                                                   --------------------
                                                                    2001         2000
                                                                   ------      --------
             Net loss per share -- basic and diluted
               As reported -- basic ...........................    $(0.34)     $  (0.67)
               Pro forma -- basic .............................    $(0.58)     $  (0.89)
               As reported -- diluted .........................    $(0.34)     $  (0.67)
               Pro forma -- diluted ...........................    $(0.58)     $  (0.89)


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2001 and 2000, dividend yield of -0-% for both years; expected volatility of 7% for year 2001 and 17% for year 2000; risk-free interest rate of 4.99% in 2001 and 6.45% in 2000; and expected lives of 10 years for both years.

     A summary of the status of the Company's stock option plans as of December 31, 2001 and 2000, and the change during the years ended is represented below.

                                                                            DECEMBER 31,
                                                             ----------------------------------------------
                                                                    2001                     2000
                                                             ---------------------   ----------------------
                                                                           WEIGHTED                WEIGHTED
                                                                            AVERAGE                AVERAGE
                                                                           EXERCISE                EXERCISE
                                                              SHARES         PRICE    SHARES        PRICE
                                                             --------      --------  ---------     --------
                Outstanding, beginning of year ...........    309,485       $ 9.98    298,198       $ 9.99
                Granted ..................................    137,550         8.50     10,500         9.95
                Cancelled/forfeited ......................    (3,937)         9.96         --
                                                             --------                --------
                Outstanding, end of year .................    443,098       $ 9.50    309,698       $ 9.99
                                                             ========                ========
                Weighted average fair value of
                 options granted during the year .........                  $ 3.29                  $ 2.42
                                                                            ======                  ======

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000




     The following table summarizes information about options outstanding at December 31, 2001:

                                                OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                    --------------------------------------------    --------------------------
                                                        WEIGHTED
                                        NUMBER           AVERAGE        WEIGHTED        NUMBER        WEIGHTED
                                    OUTSTANDING AT      REMAINING        AVERAGE    OUTSTANDING AT    AVERAGE
        RANGE OF                      DECEMBER 31,     CONTRACTUAL      EXERCISE     DECEMBER 31,     EXERCISE
     EXERCISE PRICES                     2001              LIFE           PRICE          2001          PRICE
     ---------------                --------------     -----------      --------    --------------    --------
     $28.10 - $10.48 ............       433,648         7.62 years       $ 9.46         343,348        $9.77
     $12.27 - $12.38 ............         9,450         7.71 years        12.31              --           --
                                        -------                                         -------
                                        443,098                                         343,348
                                        =======                                         =======




NOTE N--COMMITMENTS

     1. Lease Commitments

     The Company leases certain office space and equipment under non-cancelable lease agreements which have expiration dates through 2010. Rent expense was approximately $217,000 and $152,000 for the years ended December 31, 2001 and 2000.

     The approximate minimum rental commitments under operating leases at December 31, 2001, are as follows (in thousands):

             2002 .....................................    $  203
             2003 .....................................       206
             2004 .....................................       209
             2005 .....................................       154
             2006 .....................................       106
             Thereafter ...............................       481
                                                           ------
                                                           $1,359
                                                           ======

     2. Employment Agreements

     The Company has entered into employment agreements with several of its key executives. These agreements provide for terms through March 2003. Pursuant to these agreements, they will receive base salaries and certain increases as defined in these agreements.

     3. Commitment to Extend Credit

     Sullivan Financial Services, Inc. is a mortgage banker engaged in extending mortgage commitments to customers on behalf of investor companies. Sullivan Financial Services, Inc. also directly issues mortgage commitments to extend financing for FHA and VA mortgages. In certain instances the mortgage commitments Sullivan Financial Services, Inc. directly issues are closed in Sullivan Financial Services, Inc.'s name as lender and simultaneously assigned at closing to a mortgage banker who finances the mortgage (via table funding). In other instances, Sullivan Financial Services, Inc. closes the mortgage on its warehouse line and later sells and/or assigns the mortgage to an investor company. Sullivan Financial Services, Inc. also brokers loans which are funded by a mortgage banker.

     4. Preferred Stock

     The Company's certificate of incorporation authorizes it to issue up to 1,000,000 shares of preferred stock, in one or more series, with such designations and such relative voting, dividend and liquidation, conversion and other rights, preferences and limitations as shall be resolved by the Board of Directors. No shares of preferred stock have been issued.

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000


NOTE O--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
        CONCENTRATIONS OF CREDIT RISK

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     The Company had the following approximate off-balance-sheet financial instruments whose contract amounts represent credit risk (in thousands):

                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                    2001          2000
                                                                  --------      --------

     Commitments to extend credit ............................    $ 19,413      $ 16,481
     Letters of credit -- standby and performance ............       1,075         1,365
                                                                  --------      --------
                                                                  $ 20,488      $ 17,846
                                                                  ========      ========

     Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case-basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include guarantees, personal or commercial real estate, accounts receivable, inventory or equipment. The Company had extensions of credit outstanding to related parties for approximately $3,593,000 and $392,000 at December 31, 2001 and 2000,
     respectively.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support contracts entered into by customers. Most guarantees extend for one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE P--REPORTABLE SEGMENTS

     The Company has identified reportable operating segments in accordance with the provisions of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

     The primary activities of the Bank include acceptance of deposits from the general public, origination of mortgage loans on residential and commercial real estate, commercial and consumer loans, and investment in debt securities, mortgage-backed securities and other financial instruments (community banking). Sullivan Financial Services, Inc. provides mortgage banking services to customers on behalf of investor companies (mortgage banking).

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000


     The Company follows accounting principles generally accepted in the United States of America as described in the summary of significant accounting policies. Consolidation adjustments reflect elimination of intersegment revenue and expenses and balance sheet accounts.

     The following table sets forth certain information about and the reconciliation of reported net income for each of the reportable segments as of and for the year ended December 31, 2001 (in thousands).

                                                         SULLIVAN FINANCIAL    ELIMINATING
                                            THE BANK       SERVICES, INC.        ENTRIES      CONSOLIDATED
                                            --------     ------------------    -----------    ------------
     Interest income ....................   $  6,470         $   695            $  (665)        $  6,500
     Interest expense ...................      3,690             666               (665)           3,691
     Provision for loan losses ..........        583              --                 --              583
     Non-interest income ................        240           2,572                (58)           2,754
     Non-interest expense ...............      3,595           1,936                (58)           5,473
     Net income (loss) ..................     (1,158)            598                 --             (560)

     Total loans, net ...................   $ 67,586         $    --            $    --         $ 67,586
     Total deposits .....................    102,953              --                 --          102,953
     Total assets .......................    101,029          17,716                 --          118,745


     The following table sets forth certain information about and the reconciliation of reported net income for each of the reportable segments as of and for the year ended December 31, 2000 (in thousands).

                                                         SULLIVAN FINANCIAL    ELIMINATING
                                            THE BANK       SERVICES, INC.        ENTRIES      CONSOLIDATED
                                            --------     ------------------    -----------    ------------
     Interest income ....................    $ 4,883         $   219            $  (260)        $  4,842
     Interest expense ...................      2,796             268               (260)           2,804
     Provision for loan losses ..........        233              --                 --              233
     Non-interest income ................        108           1,344                (45)           1,407
     Non-interest expense ...............      3,117           1,227                (45)           4,299
     Net income (loss) ..................     (1,153)             54                 --           (1,099)

     Total loans, net ...................   $ 55,253         $    --            $    --         $ 55,253
     Total deposits .....................     68,864              --                 --           68,864
     Total assets .......................     77,041           5,220                 --           82,261


NOTE Q--REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2001, management believes that the Bank meets all capital adequacy requirements to which it is subject.

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000



     The Bank's actual capital amounts and ratios are presented in the tables (in thousands):

                                                                                                         TO BE WELL
                                                                                                      CAPITALIZED UNDER
                                                                                 FOR CAPITAL          PROMPT CORRECTIVE
                                                           ACTUAL             ADEQUACY PURPOSES       ACTION PROVISIONS
                                                    --------------------    --------------------    ---------------------
                                                     AMOUNT      RATIO       AMOUNT       RATIO      AMOUNT       RATIO
                                                    --------    --------    --------    --------    --------     --------
     December 31, 2001
       Total capital (to risk-weighted assets) ....  $12,019      13.80%     $6,965      >=8.00%     $8,706       >=10.00%
       Tier I capital (to risk-weighted assets) ...   11,137      12.79       3,458      >=4.00       5,224       >= 6.00
       Tier I capital (to average assets) .........   11,137       9.72       4,582      >=4.00       5,728       >= 5.00

     December 31, 2000
       Total capital (to risk-weighted assets) ....  $12,052      18.88%     $5,106      >=8.00%     $6,383       >=10.00%
       Tier I capital (to risk-weighted assets) ...   11,645      18.24       2,553      >=4.00       3,830       >= 6.00
       Tier I capital (to average assets) .........   11,645      14.31       3,255      >=4.00       4,069       >= 5.00


     In addition to the capital adequacy requirements of the FDIC discussed above, pursuant to the order of the New Jersey Commissioner of the Department of Banking and Insurance granting the Bank a charter, the Bank is required to maintain a ratio of equity capital to total assets of at least 10% for our first five (5) years of operations. During 2001, the Commissioner amended this order to reduce this capital requirement to 8%. As of December 31, 2001 and 2000, the Bank's ratio of equity capital to total assets was 10.38% and 15.68%, respectively.

NOTE R--FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No.
     107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the Bank had to use significant estimations and present value calculations to prepare this disclosure, as required by SFAS No. 107. Accordingly, the information presented below does not purport to represent the aggregate net fair value of the Bank.

     Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

     Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial institutions. The estimation methodologies used, the estimated fair values, and recorded book balances at December 31, 2001 are outlined below. For cash and due from banks, and federal funds sold, the recorded book value of approximately $11,029,000 and $8,160,000 approximates fair value at December 31, 2001 and 2000, respectively.

     The estimated fair values of investment securities are based on quoted market prices, if available. Estimated fair values are based on quoted market prices of comparable instruments if quoted market prices are not available. The recorded value of loans held for sale is approximately $17,194,000 and $3,536,000 at December 31, 2001 and 2000, respectively, and approximates their fair value.

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000



     The fair values of loans are estimated based on a discounted cash flow analysis using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying value of accrued interest approximates fair value as shown below (in thousands):

                                                        2001                    2000
                                                 --------------------    --------------------
                                                 CARRYING      FAIR      CARRYING      FAIR
                                                  AMOUNT       VALUE      AMOUNT       VALUE
                                                 --------    --------    --------    --------
     Investment securities ...................   $ 17,255    $ 17,255     $  9,027   $  9,027
     Loans, net of deferred fees .............   $ 68,468    $ 69,481     $ 55,661   $ 55,795


     The estimated fair values of demand deposits (i.e., interest and non-interest bearing checking accounts, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts, and certificates of deposit approximate their fair values at the reporting date. The fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly time deposit maturities. The carrying amount of accrued interest payable approximates its fair value as shown below (in thousands):

                                          2001                     2000
                                  --------------------    ---------------------
                                  CARRYING     FAIR       CARRYING       FAIR
                                   AMOUNT      VALUE       AMOUNT       VALUE
                                  --------    --------    --------     --------
     Time deposits ..............  $35,783    $36,408      $38,947     $39,074


     The recorded book value of the FHLB advances totaling approximately $2,500,000 and $0 are estimated to approximate their fair value at December 31, 2001 and 2000, respectively.

     The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated costs to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are considered immaterial.

                             SOMERSET HILLS BANCORP

                           DECEMBER 31, 2001 AND 2000



NOTE S--PARENT COMPANY ONLY

     The following information of the Company as of and for the years ended December 31, 2001 and 2000 should be read in conjunction with the notes to the consolidated financial statements (in thousands):

     BALANCE SHEETS                                              2001           2000
     --------------                                            --------       --------
     Assets--investment in subsidiary .......................  $ 12,328       $ 12,901
                                                               --------       --------
         Total Assets .......................................  $ 12,328       $ 12,901
                                                               ========       ========
     Stockholders' equity
     Preferred stock ........................................        --             --
     Common Stock ...........................................  $ 15,866       $ 15,866
     Accumulated deficit ....................................    (3,538)        (2,978)
     Accumulated other comprehensive income .................        --             13
                                                               --------       --------
         Total stockholders' equity .........................  $ 12,328       $ 12,901
                                                               ========       ========
     STATEMENTS OF OPERATIONS
     Equity in loss of subsidiary ...........................  $   (560)      $ (1,099)
     Net income .............................................      (560)        (1,099)
                                                               ========       ========
     STATEMENTS OF CASH FLOWS
     Net loss ...............................................  $   (560)      $ (1,099)
     Equity in loss of subsidiary ...........................       560          1,099
                                                               --------       --------
     Net cash provided by operating activities ..............        --             --
     Cash at beginning of period ............................        --             --
     Cash at the end of period ..............................  $     --       $     --
                                                               ========       ========


NOTE T--SUBSEQUENT EVENTS

     1. Stock Dividend

     On April 16, 2002, the Company declared a 5% Stock Dividend (the "2002 Stock Dividend"). The dividend is payable to all holders of record as of April 30, 2002 and will be paid on May 15, 2002. Earnings per share and all share data has been restated to reflect the effect of the 2002 stock dividend.

     2. Stock Offering

     On August 15, 2002, the Board of Directors of the Company approved an underwritten public offering of up to $10,000,000 in units, consisting of one share of the Company's common stock and one warrant to purchase one share of common stock at a specified price until a specified date. Offering costs will be deducted from the proceeds of the shares sold in the offering.

================================================================================

     We have not authorized any dealer, salesperson or other person to give you written information other than this Prospectus or to make representations as to matters not stated in this Prospectus. You must not rely on unauthorized information. This Prospectus is not an offer to sell those securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this Prospectus nor any sales made hereunder after the date of this Prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date hereof.


                                TABLE OF CONTENTS

Prospectus Summary .....................................................  1
Recent Developments ....................................................  7
Risk Factors ........................................................... 10
Special Note Regarding Forward-Looking Statements ...................... 14
Use of Proceeds ........................................................ 14
Market for the Units, Common Stock and Warrants ........................ 14
Capitalization ......................................................... 16
Management's Discussion and Analysis of Financial
  Condition and Results of Operations .................................. 17
Overview ............................................................... 17
Somerset Hills Bancorp ................................................. 30
Supervision and Regulation ............................................. 42
Management ............................................................. 46
Description of the Company's Securities ................................ 53
Anti-Takeover Provisions ............................................... 55
Underwriting ........................................................... 57
Legal Matters .......................................................... 58
Change in Accountants .................................................. 58
Experts ................................................................ 58
Where You Can Get More Information ..................................... 58
Index to Consolidated Financial ........................................ 59




                      [GRAPHIC LOGO SOMERSET HILLS BANCORP]

                                  800,000 UNITS

                        (EACH CONSISTING OF ONE SHARE OF
                          COMMON STOCK AND ONE WARRANT)


                                ----------------
                                   PROSPECTUS
                                ----------------

                                ___________, 2002

                         [Graphic Logo Ryan Beck & Co.]


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VI of the Corporation's Certificate of Incorporation provides as follows:

     Subject to the following, a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. The preceding sentence shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the Corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law, or (iii) resulting in receipt by such person of an improper personal benefit. If the New Jersey Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer or both of the Corporation shall be eliminated or limited to the fullest extent permitted by the New Jersey Business Corporation Act as so amended. Any amendment to this Certificate of Incorporation, or change in law which authorizes this paragraph shall not adversely affect any then existing right or protection of a director or officer of the Corporation.

     Article VII of the Corporation's Certificate of Incorporation provides as follows:

     Article VII of the Certificate of Incorporation of the Company provides that the Company shall indemnify its present and former officers, directors, employees and agents and persons serving at its request against expenses, including attorneys' fees, judgments, fines or amounts paid in settlement incurred in connection with any pending or threatened civil or criminal proceedings to the fullest extent permitted by the New Jersey Business Corporation Act. Article VII also provides that such indemnification shall not exclude any other rights to indemnification to which a person may otherwise be entitled, and authorizes the Company to purchase insurance on behalf of any of the persons enumerated against any liability whether or not the Company would have the power to indemnify him under the provisions of Article VII. The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term "corporate agent" includes any present or former director, officer, employee or agent of the corporation, and a person serving as a "corporate agent" for any other enterprise at the request of the corporation. With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court II-1 in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct. The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the stockholders. A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him the requested indemnification. In advance of the final disposition of a proceeding, the corporation may pay an agent's expenses if the agent agrees to repay the expenses unless it is ultimately determined he is entitled to indemnification.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Registration Fee ..............................................  $  1,729
      Underwriting Commission .......................................   655,500
      NASD Fee ......................................................     1,000
      Listing Fee ...................................................     1,000
      Printing and Engraving Expenses ...............................    25,000
      Legal Fees and Expenses .......................................   130,000
      Accounting Fees and Expenses ..................................   125,000
      Blue Sky Fees and Expenses ....................................     5,000
      Miscellaneous .................................................     5,771
                                                                       --------
        Total .......................................................  $950,000

----------

* Estimated

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     Other than as described below, there have been no securities of the Company sold or issued within the past three years that were not registered under the Securities Act of 1933, as amended (the "Securities Act"): Effective January 1, 2001, the Company issued 1,573,640 shares of its common stock to the former shareholders of The Bank of the Somerset Hills in connection with the holding company reorganization by which the bank became a wholly owned subsidiary of the Company. The shares of common stock issued by the Company in connection with the holding company reorganization were not registered with the Securities and Exchange Commission in reliance on the exception from registration set forth in
Section 3(a)(12) of the Securities Act.

ITEM 27.  INDEX TO EXHIBITS.

      The following exhibits are filed with this Registration Statement:


EXHIBIT
NUMBER     DESCRIPTION
------     -----------
 1         Underwriting Agreement*
 3.1       Certificate of Incorporation of Somerset Hills Bancorp*
 3.2       Bylaws of Somerset Hills Bancorp*
 3.3       Certificate of Incorporation for Somerset Hills Bank*
 3.4       Bylaws of Somerset Hills Bank*
 4.1       Specimen Common Stock Certificate*
 4.2       Specimen of Warrant*
 4.3       Warrant Agreement*
 4.4       Specimen of Unit Certificate*
 5         Opinion of Windels Marx Lane & Mittendorf regarding the legality of the securities being registered*
10.1       1998 Combined Stock Option Plan*
10.2       1998 Non-Qualified Stock Option Plan*
10.3       2001 Combined Stock Option Plan*
10.4       Employment Agreement of Stewart E. McClure, Jr., dated as of March 8, 2001*
10.5       Employment Agreement of Paul E. Fitzgerald, dated as of March 19, 2001*
10.6       Employment Agreement of Gerard Riker, dated as of May 15, 1998*
10.7       Employment Agreement of Joseph M. Sullivan, dated as of March 13, 2000*
16         Letter from Grant Thornton, LLP regarding change in auditors*
21         Subsidiaries of Somerset Hills Bancorp*
23.1       Consent of KPMG LLP
23.2       Consent of Windels Marx Lane&Mittendorf, LLP (contained in Exhibit 5 hereto)*
24         Power of Attorney*


----------

*  Previously filed

ITEM 28.  UNDERTAKINGS

     A. The undersigned Registrant hereby undertakes:

     (1) To file, during any period, in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the conclusion of the offering.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C. The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

     If the Registrant will offer the securities to existing security holders under warrants or rights and the Registrant will re-offer to the public any securities not taken by security holders, with any modifications that suit the particular case, the Registrant will supplement the prospectus, after the end of the subscription period, to include the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities that the underwriters will purchase and the terms of any later re-offering. If the underwriters make any public offering of the securities on terms different from those on the cover page of the prospectus, the Registrant will file a post-effective amendment to state the terms of such offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Bernardsville, State of New Jersey, on November 8, 2002.


                                       SOMERSET HILLS BANCORP

                                  BY:     /S/ STEWART E. MCCLURE, JR.
                                       --------------------------------------
                                       STEWART E. MCCLURE, JR.
                                       PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                        CHIEF OPERATING OFFICER


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on November 8, 2002 by the following persons in the capacities indicated.


/S/ STEWART E. MCCLURE, JR.
--------------------------------------
STEWART E. MCCLURE, JR.
PRESIDENT, CHIEF EXECUTIVE OFFICER, AND
  CHIEF OPERATING OFFICER

/S/ GERARD RIKER
--------------------------------------
GERARD RIKER
EXECUTIVE VICE PRESIDENT AND
  CHIEF FINANCIAL OFFICER

/S/ WILLIAM J. BEGLEY
--------------------------------------
WILLIAM J. BEGLEY
DIRECTOR

/S/ EDWARD B. DEUTSCH
--------------------------------------
EDWARD B. DEUTSCH
CHAIRMAN

/S/ PAUL E. FITZGERALD
--------------------------------------
PAUL E. FITZGERALD
DIRECTOR

/S/ RICHARD C. FOWLER, JR.
--------------------------------------
RICHARD C. FOWLER, JR.
DIRECTOR

/S/ JEROME J. GRAHAM, JR.
--------------------------------------
JEROME J. GRAHAM, JR.
DIRECTOR

/S/ DESMOND V. LLOYD
--------------------------------------
DESMOND V. LLOYD
DIRECTOR

/S/ DENNIS C. LONGWELL
--------------------------------------
DENNIS C. LONGWELL
DIRECTOR

/S/ PAUL F. LOZIER
--------------------------------------
PAUL F. LOZIER
DIRECTOR

/S/ THOMPSON H. MCDANIEL
--------------------------------------
THOMPSON H. MCDANIEL
DIRECTOR

/S/ PETER F. MURATORE
--------------------------------------
PETER F. MURATORE
DIRECTOR

/S/ GERALD B. O'CONNOR
--------------------------------------
GERALD B. O'CONNOR
DIRECTOR

/S/ NICHOLAS P. RIZZO
--------------------------------------
NICHOLAS P. RIZZO
DIRECTOR

/S/ M. GERALD SEDAM II
--------------------------------------
M. GERALD SEDAM II
DIRECTOR

/S/ JOSEPH M. SULLIVAN
--------------------------------------
JOSEPH M. SULLIVAN
DIRECTOR

/S/ JOHN A. VAN VOORHIS
--------------------------------------
JOHN A. VAN VOORHIS
DIRECTOR

/S/ SIDNEY F. WENTZ
--------------------------------------
SIDNEY F. WENTZ
DIRECTOR